TECHNICAL REPORT ON
UNDERGROUND AND OPEN PIT
MINERAL RESOURCE ESTIMATES,
YOUNG-DAVIDSON PROPERTY,
MATACHEWAN, ONTARIO

PREPARED FOR
NORTHGATE MINERALS CORPORATION

Report under NI 43-101

Author:
Carl Edmunds, M.Sc., P.Geo.

Jan 23, 2009

NORTHGATE MINERALS CORPORATION

TABLE OF CONTENTS

PAGE
1 EXECUTIVE SUMMARY	1-1
Introduction	1-1
Geology	1-2
Mineralization	1-3
Metallurgy	1-4
Mineral Resource Estimate	1-4
Conclusions	1-7
Recommendations	1-8
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
List of abbreviations	2-4
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
Property Location	4-1
Property Description	4-1
Agreements	4-6
Environment	4-8
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-2
11 DRILLING	11-1
Drill Logs	11-3
Drill Collar and Down Hole Surveys	11-5
Core Size	11-6
Core Recovery	11-6
12 SAMPLING METHOD AND APPROACH	12-1
Sample Lengths	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
Sample Preparation	13-1
Analysis	13-2
Security	13-2
Quality Control and Quality Assurance	13-2

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NORTHGATE MINERALS CORPORATION

14 DATA VERIFICATION	14-5
NORTHGATE 2008 DATA VERIFICATION	14-5
Amec 2008 Data Verification	14-5
Northgate 2007 Data Verification	14-5
Northgate 2006 Data Verification	14-6
Scott Wilson RPA 2006 Data Verification	14-7
Micon 2004 Data Verification	14-7
15 ADJACENT PROPERTIES	15-7
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
YD Resource Database	17-1
Geological Interpretation	17-2
Composite Control Intervals	17-2
Wireframe Models	17-3
Density	17-4
Resource Assay Statistics	17-5
Cut-off Grade	17-10
Compositing	17-12
Variography	17-12
Trend analysis	17-13
Mineral Resource Classification	17-13
Block Modelling	17-15
Mineral Resources	17-22
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFICATIONS	23-1
24 APPENDIX 1	24-1
List of Claims	24-1
25 APPENDIX 2	25-1
Composite Control Intervals, Longitudinal Sections	25-1
26 APPENDIX 3	26-35
Mineralization Wireframe Construction Methods	26-35

NORTHGATE MINERALS CORPORATION

LIST OF TABLES

PAGE

Table 1-1 December 2008 Mineral Resource Estimate Summary	1-6
Table 1-2 December 2008 Mineral Resource Estimates	1-7
Table 2-1 List of Abbreviations	2-4
Table 4-1 Property Tenure Summary	4-2
Table 4-2 Potential Federal Approvals	4-13
Table 4-3 Potential Provincial Approvals	4-14
Table 6-1 Work History	6-1
Table 9-1 Lateral and Vertical Extents for the Mineralized Zones	9-5
Table 11-1 Drilling Summary	11-2
Table 17-1 YD Resource Database	17-2
Table 17-2 Specific Gravity Data (2006)	17-5
Table 17-3 Resource Assay Statistics	17-5
Table 17-4 Capping Sensitivity By sector on Assays	17-10
Table 17-5 Breakeven Cut-Off Grade Assumptions	17-11
Table 17-6 Resource Maximum Extrapolation Distance Guidelines for YD Project
Syenite-Hosted Mineralization	17-14
Table 17-7 Search Ellipsoid Orientations and Radii	17-17
Table 17-8 November 2008 Underground Mineral Resource Estimate	17-23
Table 19-1 December 2008 Mineral Resource Estimate Summary	19-2
Table 19-2 Current Micon 2004 Mineral Resource Estimates	19-3
Table 20-1 2009 project budget	20-2

LIST OF FIGURES

PAGE

Figure 4-1 Location Map	4-3
Figure 4-2 Land Tenure	4-4
Figure 4-3 Claim Map	4-5
Figure 4-5 Site Plan	4-15
Figure 9-1 3D Perspective Showing Mineralization Wireframes	9-4
Figure 9-2 3D North View Longitudinal Showing Underground Mineralization
Wireframes	9-6
Figure 11-1 Surface Plan Showing Drilling and Underground Openings	11-4
Figure 17-1 Mineralization Wireframes	17-4
Figure 17-2 Resource Assay Histograms	17-8
Figure 17-3 Cut Gold Grade Block Model	17-20
Figure 17-4 Resource Classification Block Model	17-21

NORTHGATE MINERALS CORPORATION

LIST OF APPENDIX FIGURES

Figure 25-1 Longitudinal Projection –UBZ overview	25-20
Figure 25-3 Longitudinal Projection – UBZ Longsection 2	25-22
Figure 25-4 Longitudinal Projection – UBZ Longsection 3	25-23
Figure 25-5 Longitudinal Projection – UBZ Longsection 4	25-24
Figure 25-6 Longitudinal Projection – UBZ Longsection 5	25-25
Figure 25-8 Longitudinal Projection – Lens B	25-27
Figure 25-9 Longitudinal Projection – Lens C	25-28
Figure 25-10 Longitudinal Projection – Lens F	25-29
Figure 25-11 Longitudinal Projection – Lens FF	25-30
Figure 25-12 Longitudinal Projection – Lens H	25-31
Figure 25-13 Longitudinal Projection – Lens NN & Lens Q	25-32
Figure 25-14 Longitudinal Projection – Lens U	25-33
Figure 25-15 Longitudinal Projection – Lens X	25-34

LIST OF APPENDIX TABLES

Table 24-1 Claim List	24-2
Table 25-1 Composite Control Intervals	25-2

NORTHGATE MINERALS CORPORATION

1 EXECUTIVE SUMMARY

INTRODUCTION

     In December 2008 Northgate staff prepared an estimate of the underground Mineral Resources of the Lower Boundary Zone (LBZ), Upper Boundary Zone (UBZ), Lucky Zone (LKY), and the Young-Davidson Zone (YD) at the Young-Davidson Property (YD Property), Ontario. Also prepared is an estimate of the open pit (Open Pit) Mineral Resources at the YD Property. The YD Property is located immediately west of the village of Matachewan, Ontario, and approximately 95 kms west of the town of Kirkland Lake.

     On November 2, 2005, Young-Davidson Mines Limited (YDM) became a wholly owned subsidiary of Northgate Minerals Corporation (Northgate) and on August 1, 2006, YDM, Northgate, Northgate Resources Limited and Kemess Mines Ltd. were amalgamated as one company under the name Northgate Minerals Corporation. Northgate owns 100% of the mineral rights to all of the mineral resource related claims at the Young-Davidson Mine (YD Mine) and the adjoining Matachewan Consolidated Mines Limited Mine (MCM Mine). Northgate also holds the mineral rights to a large number of claims that are contiguous with the YD Mine and MCM Mine. The contiguous claim block that covers the YD Mine, the MCM Mine, and the surrounding extensions, is referred to as the YD Property and the Young-Davidson Project (YD Project).

     Northgate began a significant surface drilling program in early 2006 designed to confirm and expand the underground resources at the YD Mine. The results of this work formed the basis of a NI 43-101 resource statement dated May 9, 2008. During 2008 Northgate drilled and reported on a further 114 underground and surface drill holes and wedge holes up until October 14, 2008, which is the data cut-off date for the resource estimate discussed in this report. Currently, a surface drill program is underway targeting specific areas beyond the underground and Open Pit resources where there is potential for new discovery. To date no new mining targets have been identified beyond the resource discussed here.

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GEOLOGY

     The YD Property is situated within the south-western part section of the Abitibi Greenstone Belt in north-east Ontario. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as unconformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks is present. All lithologies are cut by late, generally northeast-trending Proterozoic diabase dikes.

     The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early fabricless folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures (“breaks”) that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the YD Property. The LLCFZ has a subvertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or.

     There are three important groups of Archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Unconformably overlying is Timiskiming Group conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

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     Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on the YD Property, measures almost 900m east-west by 300m north-south.

     Huronian Proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan Diabase and younger Nipissing Diabase, which respectively bracket the Huronian unconformity in the project area.

MINERALIZATION

     Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

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METALLURGY

     Metallurgical tests have been conducted on drill core and an underground bulk sample to obtain design and operating parameters for a proposed flow sheet using a gravity-flotation-CIL (carbon-in-leach) process. Test work concluded a target primary grind of 80% passing 150 µm. Gravity recovery test work completed by SGS Lakefield showed maximum gold gravity recoveries of 20% are achievable; a 15% design recovery was used for the gravity circuit. Flotation test work indicates that after gravity recovery, flotation recovers 93% of the gold with 20 minute flotation residence times. Regrinding of flotation concentrate, to a target grind of 80% passing 15 µm, showed that CIL recoveries of 93%. Cyanide consumption is estimated to be 0.65 kilograms per tonne of ore treated.

     An overall design recovery of 91.5% is estimated based on the results of metallurgical the bench tests.

MINERAL RESOURCE ESTIMATE

     Northgate staff has prepared new underground resource estimates (as defined in National Instrument 43-101 (NI 43-101)) for the UBZ, LBZ, the Lucky Zone, and the YD Zone. The current resource estimate incorporates new interpretations for all of the underground mineralization, and is also based on a new interpretation of the diabase dikes. The current resource estimate is based on all of the historical drill holes and on recent (2008) surface drill holes up to hole YD08-83.

     All of the Open Pit resources (as defined by NI 43-101) have been reassessed since an initial resource estimate prepared by Micon International Limited (Micon) in 2004 in compliance with NI 43-101. Northgate presents here an updated Open Pit resource estimate, which together with the underground resource estimate form the YD Project resource for a final feasibility study (Feasibility Study) as defined in NI 43-10. There are currently no Mineral Reserves at the YD Project.

     For both underground and Open Pit Northgate built a block model, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources.

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     For underground Northgate used a US$750/oz (C$806/oz) gold price, a US$11/oz (C$11.83) silver price, a 91.5% gold recovery, and a C$41.63/tonne underground operating cost to estimate a breakeven cut-off of approximately 1.7g/tonne Au. A minimum true thickness of approximately 3 metres and an incremental cut-off grade of approximately 1.3g/tonne Au were used to define the resource mineralization intersections. The 1.3g/tonne Au breakeven cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

     For underground, the Measured Mineral Resources as defined by NI 43-101, for the UBZ, totals 3.17 million tonnes at an average cut grade of 3.95g/tonne gold and 0.70 g/tonne silver containing 402,000 ounces of gold and 71,000 ounces of silver. For underground, the Indicated Mineral Resources as defined by NI 43-101, for the UBZ, LBZ, Lucky Zone, and YD Zone total 22.8 million tonnes at an average cut grade of 3.57g/tonne gold and 1.17g/tonne silver containing 2.62 million ounces of gold and 860,000 ounces of silver. The Inferred Mineral Resources as defined by NI 43-101 for the four above mentioned underground mineralized zones total 6.9 million tonnes at an average cut grade of 3.39g/tonne gold and 1.18g/tonne silver containing 0.75 million ounces of gold and 260,000 ounces of silver (Table 1-1).

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TABLE 1-1 DECEMBER 2008 MINERAL RESOURCE ESTIMATE SUMMARY
Northgate Minerals Corporation - YD Project, Ontario

Classification	Tonnage	Gold [1]	Silver [1]	Gold [1]	Silver [1]
	(tonnes)	(g/t)	(g/t)	(ozs)	(ozs)
UG Measured Resource	3,170,000	3.95	0.70	402,000	71,000

UG Indicated Resource	22,804,000	3.57	1.17	2,621,000	860,000

UG Inferred Resources	6,873,000	3.39	1.18	748,000	260,000

Notes:

1.	Assays are cut to 20g/tonne gold and 20 g/tonne silver for all zones.
2.	Mineral Resources are estimated using an average long-term gold price of US $750 per ounce (C$806 per ounce).
3.	Underground mineralized wireframes constructed based on approximately a 1.70g/tonne Au cut-off grade, and a 1.3 g/tonne incremental cut-off grade and a minimum true thickness of three metres.
4.	Open Pit mineralized wireframes constructed based on approximately a 0.60g/tonne Au cut-off grade, and a minimum true thickness five metres.
5.	Resources are reported at a 2.3 internal cut-off grade.
6.	Underground blocks are 15m by 15m by 7m wide while Open Pit blocks are 5m by 5m by 5m. Both block models have a percent mineralization field.
7.	3.0m equal length composites created within the mineralized wireframes.
8.	Inverse distance squared grade interpolation.
9.	Standard search radii lengths and orientations employed for each mineralized lens.
10.	A 2.69 specific gravity was used.
11.	Maptek’s Vulcan® 7.5 software was used.

     For Open Pit resources Northgate used a US$750/oz (C$806/oz) gold price, a 91.5% gold recovery, and a C$17.90/tonne Open Pit operating cost to estimate a breakeven cutoff of approximately 0.6g/tonne Au. A minimum true thickness of approximately 5 metres was employed in defining the mineralized drill intercepts.

     Open Pit Indicated Mineral Resource as defined by NI 43-101, totals 4.9 million tonnes at an average cut grade of 1.7g/tonne gold and contain 270 thousand ounces of gold. The Inferred Mineral Resources as defined by NI 43-101 for the Open Pit total 15 thousand tonnes at an average cut grade of 1.74g/tonne gold and contain 850 ounces of gold (Table 1-2).

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TABLE 1-2 DECEMBER 2008 MINERAL RESOURCE ESTIMATES
Northgate Minerals Corporation – YD Project, Ontario

	Tonnage	Gold*	Contained Gold*
Classification	(tonnes)	(g/t)	(ozs)
Total Indicated Open Pit Resources	4,955,000	1.70	270,000
Total Inferred Open Pit Resources	15,000	1.74	850
* High assays cut to 20g/tonne Au

CONCLUSIONS

     In the opinion of the author, the 2008 drilling program has been successful in expanding the YD Project underground resources.

     The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. Gold-silver mineralization is present in several overlapping lens over an area measuring 1,070m east-west by 1,340m in the vertical dimension. The A lens is the largest measuring 615m by 1,230m, covering the YD, Lucky, and LBZ sectors. Mineralization reaches a maximum thickness is 70m, achieved in the lower portion of the UBZ at 23,645mE and 9800mEL.

     The current resource estimate is based on a US$750/oz gold price. There is potential to increase the true thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.

     There is also evidence that there are a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors that host the resource lenses defined so far. Drilling history on the YD Project has demonstrated that these lenses may grow and merge with adjacent lenses as the results for infill drilling become available. With detailed underground drill information, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

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RECOMMENDATIONS

The following work is warranted:

1.	Continue the surface drilling and surface exploration program. This includes the following activities:

  Continue data verification and validation program on drill holes that support Open Pit and UBZ resources, particularly in reference to underground workings surveying.

  Review the capping levels prior to the next resource estimate.

  As new data become available, carry out trend analysis work including grade, thickness, and grade-times-thickness contouring on longitudinal projections, and geostatistical studies to determine possible plunge orientations and ranges of continuity for each lens.

  Continue to refine the diabase wireframes. An area has been identified that suggests a refined interpretation could add resource tonnes in the LBZ U Lens.

  Construct updated wireframes for the main rock types.

  Try to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

  Continue to carry out detailed structural mapping of surface outcrops, pits and underground workings.

  Investigate the grade, distribution and metallurgical characteristics of the tungsten rich areas.

2.	Complete a Feasibility Study at the YD Project providing that resources defined from the drilling programs to date indicate a reasonable chance of a viable project.

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2 INTRODUCTION AND TERMS OF REFERENCE

     In November 2008 Northgate staff prepared an estimate of the Mineral Resources of the Lower Boundary Zone (LBZ), Upper Boundary Zone (UBZ), Lucky Zone (LKY), Lower Lucky Zone (LL1) and the Young-Davidson Zone (YD1-4 Zones) at the Young-Davidson Property (YD Property), Ontario for Northgate. This work is preparatory to a Feasibility Study of a proposed mining project at the YD Property. The YD Property is located immediately west of the village of Matachewan, Ontario, and lies approximately 95 kms west of the town of Kirkland Lake.

     Northgate Minerals Corporation, formerly known as Northgate Exploration Limited up until May 14, 2004, is a gold and copper mining company. Northgate's assets include the Kemess mine in north central British Columbia which in 2008 produced 185,000 ounces gold and 51.9 million pounds of copper, and two Australian gold mines; Stawell and Fosterville located in Victoria State. In 2008, Stawell produced 102,000 ounces gold while Fosterville produced 67,000 ounces gold. Northgate is forecasting 2009 aggregate production of 392,000 ounces of gold and 54 million pounds of copper from its three operations. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the New York Stock Exchange Alternext US/American Stock Exchange under the symbol NXG.

     On November 2, 2005, Young-Davidson Mines Limited (YDM) became a wholly owned subsidiary of Northgate and on August 1, 2006, YDM, Northgate Minerals Corporation, Northgate Resources Limited, and Kemess Mines Ltd. were amalgamated as one company under the name of Northgate Minerals Corporation. Northgate owns 100% of the mineral rights to all of the mineral resource related claims at the Young-Davidson Mine (YD Mine) and the adjoining Matachewan Consolidated MinesÂ (MCM) Mine (MCM Mine). Northgate also holds the mineral rights to a large number of claims that are contiguous with the YD Mine and MCM Mine. The contiguous claim block that covers the YD Mine, the MCM Mine, and the surrounding extensions, is referred to as the YD Property and the Young-Davidson Project (YD Project). The YD Project Open Pit and underground mineral resources were reported in a 2004 NI 43-101 technical report by Micon. The YD Project was formerly known as the Matachewan Project (Micon, 2004).

_____________________________
* Subject to Royalty.

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     Northgate began a significant surface drilling program in early 2006 designed to confirm and expand the underground resources at the YD Project. The results of this work formed the basis of the second NI 43-101 resource statement dated January 12, 2007. During 2007 Northgate drilled and reported upon another 52 drill holes and wedge holes (YD06-28 to YD07-56) up until December 20, 2007, the data cut-off date for the third resource estimate dated May 9, 2008. During 2008 Northgate drilled and reported upon another 114 surface and underground holes and wedge holes up to the cut-off date of October 14, 2008, which is the cut-off date for the underground and Open Pit resource estimate discussed in this report.

     The 2004 NI 43-101 technical report by Micon contained an estimate of Open Pit resources. Since that date Northgate has drilled 55 holes in the Open Pit area, and has updated the Open Pit resources discussed in this report.

     On September 25, 2006, Northgate announced that the permits required to commence an advanced underground exploration program at the YD Property were granted by the Ontario government. The YD Project’s underground ramp development and shaft dewatering has been completed to a vertical depth of 483m from surface. The underground is currently on care and maintenance pending the results of the Feasibility Study.

     This report has been prepared by Carl Edmunds M.Sc., P.Geo., Exploration Manager for Northgate who has been involved in the YD Project and visited the site numerous times since its acquisition in November 2005. Activities include acquisition due diligence review on the Micon 2004 resources in July 2005, early stage 2006 program design and supervision, on-going monthly to quarterly site visits to review results and

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preparation of resource updates. The most recent inspection prior to the writing of this report was January 12-16, 2009. Jim Janzen is the YD Project’s Senior Geologist since January 2006, with responsibilities for current exploration program design, the daily execution of the surface drilling and geologic interpretation of results. This report acknowledges the new data that Northgate staff geologists have collected since January 2006, as well as the data collected by previous groups of geologists that have worked on the YD Project.

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LIST OF ABBREVIATIONS

     In this report, monetary units are Canadian dollars (C$) unless otherwise stated. The metric system of measurements and units has been used unless otherwise specified. Gold and silver grades are measured in grams per tonne. Tonnage is expressed in metric tonnes. A table showing abbreviations used in this report is provided below.

TABLE 2-1 LIST OF ABBREVIATIONS
Northgate Minerals Corporation – Young-Davidson Project, Ontario

Abbreviation	Meaning	Abbreviation	Meaning
Au	Gold	in.	inch
Ag	Silver	kms	kilometers
oz/tonne	ounces per tonne	m	m
tonne	Metric ton	cm³	cubic centimeter
tpd	tonnes per day	$ or C$	Canadian $ (all costs)
tpy	tonnes per year	NSR	Net Smelter Return
lb	pound	HW	Horizontal Width
g	grams	cm	centimetre
g/t	grams per tonne	DDH	Diamond Drill Hole
oz	troy ounce (31.1035g)	AQ	Drill core (diameter approx. 2.7cm)
ppm	parts per million, g/t	BQ	Drill core (diameter approx. 3.7cm)
ppb	parts per billion	NQ	Drill core (diameter approx. 4.7cm)

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3 RELIANCE ON OTHER EXPERTS

     This report has been prepared by Carl Edmunds, Exploration Manager for Northgate. The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to Northgate at the time of preparation of this report,

  Assumptions, conditions, and qualifications as set forth in this report, and

  Data, reports, and other information available to Northgate.

     For the purpose of this report, Northgate has relied on ownership information provided by the legal firm Fraser Milner Casgrain when YDM was acquired in 2005. EG Resource Consultants Inc. of North Vancouver has provided professional services with respect to the maintenance of Northgate’s surface and mineral rights. Information on relevant environmental and other permits has been provided by Colin Webster of Blue Heron – Environmental Management. The author of this report has not independently researched or verified the matters covered by such experts and hereby disclaims any responsibility therefor.

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4 PROPERTY DESCRIPTION AND LOCATION

PROPERTY LOCATION

     The YD Project is located immediately west of the village of Matachewan, Ontario, and approximately 95 kms west of the town of Kirkland Lake, Ontario (Figure 4-1) (47°56'48.41"N Latitude, 80°40'28.08"W Longitude).

PROPERTY DESCRIPTION

     The YD Project is comprised of 209 tenures related to mining claims, mining leases, patents, and licences of occupation that were acquired either through staking, application, or option agreements (Figures 4-2 and 4-3 and Table 24-1 in Appendix 1). Generally small groups of claims are collectively converted into mining leases so the number of tenures represents the original number of claims. The project consists of 121 staked mining claims, 39 mining leases, two patented claims, and one licences of occupation, covering approximately 729 hectares of surface rights and 5,038 hectares of mining rights (Table 4-1). The YD Property can be subdivided into eight claim groups based on agreements and the original claim owners, which included: Fred S. Kiernicki and Mark A. Fekete (Kiernicki-Fekete); Matachewan Consolidated Mines (MCM); Robert B. Schaus/Donald J. Clarke/John Shirriff (Schaus-Clarke-Shirriff); Sedex Mining Corp. (Sedex); John Shirriff (Shirriff); Welsh Estate (Welsh); Opawica Explorations Inc. (Opawica) and Northgate.

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TABLE 4-1 PROPERTY TENURE SUMMARY
Northgate Minerals Corporation – YD Project, Ontario

						Mining	Surface
		Mining	Licences of		Total	Rights	Rights
Claim Groups	Claims	Leases	Occupation	Patents	Tenures	(hectares)	(hectares)
Kiernicki & Fekete	3				3	178	0
MCM	1	8	1	1	24	372	53
Schaus, Clarke & Shirriff	19	1			28	466	0
Sedex	18				18	329	0
Shirriff	3	8	0	0	36	597	418
Welsh		2			2	25	25
Opawica	49	5			54	877	24
YDM	28	15	0	1	44	2194	209
Totals	121	39	1	2	209	5038	729

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FIGURE 4-2 LAND TENURE

SCOTT WILSON RPA
www.rpacan.com
www.scottwilson.com

Northgate Minerals Corporation
Young-Davidson Mine
Matachewan, Ontario
Land Tenure
Figure 4-2
Opawica Option Property
Young-Davidson Property
520,000 E
525,000 E
5,315,000 N
5,310,000 N
5,305,000 N
0 1000 2000 3000 4000
Metres
May 2008

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SCOTT WILSON RPA www.scottwilson.com

FIGURE 4-3 CLAIM MAP

Northgate Minerals Corporation
Young-Davidson Mine
Matachewan, Ontario
Claim Map
Kimberly Twp.
Figure 4-3
Matachewan
Cairo Twp.
Opawica Option Property
Young-Davidson Property
Powell Twp.
Yarrow Twp.
N
0 1000 2000 3000 4000
Metres
Source: Northgate Minerals Corp., 2006.
Young-Davidson Property
Young-Davidson Mines - 100%
Subject to Agreement with:
Matachewan Consolidated Mines
Skriff
Sudex Mining Corp.
Kiernicki & Fekete
Schaus, Clarke Skriff
Welsh
May 2008

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     The claims are located in the southeast corner of Powell Township, the northeast corner of Yarrow Township and the southwest corner of Cairo Township. All claims are situated within the Larder Lake Mining Division and the claims are contiguous. All of the mining leases and patented claims have been surveyed.

     In September 2007, the Land Caution was lifted on all mining claims except those withdrawn under Ontario’s Living Legacy legislation. The map shown in Figure 4-3 shows the claims and leases affected by Ontario’s Living Legacy are related to Ontario government Order Nos. W-LL-P 1715, W-LL-F 1715 and W-L-21/95. Map references and more information can be found at the Ministry of Northern Development and Mines (MNDM) website.

     Twenty-eight mining claims L494591-L494595, L495895-L495899, L523116-L523119 and L523141-L523145 form part of the Schaus-Clarke-Shirriff claim group, where Northgate is the recorded holder of 20% interest and Mr. Schaus holds 80% interest. Following the death of Mr. Schaus, the Schaus title to these mining claims was not passed along to an heir, and the question of ownership remains outstanding. A special hold status was assigned to these claims. In order to remove this hold status, the MNDM must make application to the Lieutenant Governor in Council to have the claims validated. These claims are located in the southwest part of the land holdings, and do not contain any resources.

AGREEMENTS

     The original owners of the claims in what is now the YD Project included MCM, George Welsh, John Shirriff, Robert Schaus/John Shirriff, Sedex and YDM. Northgate currently owns a 100% interest in all these claims, except the Schaus-Clarke-Shirriff claims and the Sedex claims, either by direct ownership or via option agreements. In regard to the Schaus-Clarke-Shirriff claim group, where Northgate has acquired a 100% interest but is the recorded holder of 20% interest and Mr Schaus holds 80% interest. Northgate is working with the heirs of the Schaus estate to arrange for the transfer of the remaining 80% interest in these claims to Northgate. In September 2007 Northgate vested an 80% interest in the Sedex claims and the property exploration is under joint venture.

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     In order to maintain its option agreement with MCM, Northgate must pay all municipal and land taxes levied on the MCM Mine site. As well, during periods of economic force majeure (whenever the price of gold is less than US$400 per ounce), Northgate must pay a non-recoverable option payment at the commencement of every six-month period of US$3,750. If, at any time during the six-month period the price of gold exceeds US$400 per ounce, Northgate will pay a US$7,500 recoverable advance royalty payment.

     During periods of production and at a base gold price of US$270 per troy ounce, a royalty of US $1.00 will be paid per ton of ore mined and processed from the MCM property. When applicable, an additional royalty will be paid on each ounce recovered in each quarter to compensate for any increase in price received over US$270 per ounce. This will amount to 5% of the increase in price per ounce recovered above the base rate of US$270. The price will be based on the average quarterly price of gold sold on the free market during the quarter in which the gold is shipped.

     Northgate is obligated to provide quarterly reports to MCM on the progress of any work completed on the land holdings, along with sufficient production and financial information to enable MCM to verify the correctness of any production royalty paid to MCM.

     In order to maintain its option agreement with Welsh, Northgate must pay an advance royalty of C$1,500 per twelve month period during periods of economic force majeure. During periods of production, Welsh shall receive C$1.50 per ton of ore mined and processed from the property, or 20% of the net profits (until such time as 0.5 million tons have been mined after which the net profits interest is 25%), whichever shall be greater.

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     The agreement with Mr. Shirriff has no ongoing obligations to fulfill in order to maintain its good standing. However, a 2% NSR is retained by Mr. Shirriff. Similarly, the agreement with Schaus-Clarke-Shirriff has no ongoing obligations, and it too has a 2% NSR which currently accrues to the Schaus estate.

     On May 28, 2007 Northgate and Opawica entered into an option and joint venture agreement whereby Northgate acquired 10,000,000 shares of Opawica to fund 2007 exploration on Opawica properties in Matachewan. This expenditure ($1,078,590) on 14 Opawica claims on the northern contiguous boundary of Northgate's YD Property has earned Northgate a current 100% interest in the surface rights to these claims, and a future 55% interest in Opawica's mineral rights in the Matachewan area by May 28, 2010 subject to Northgate’s cumulative exploration expenditure of $2 million.

ENVIRONMENT

CURRENT SETTING

     Mining activities have taken place in the area since the YDM and the MCM were in production from the 1930’s to the 1950’s. Remnant environmental liabilities associated with the YD Property are typical of historical mine sites and include four inactive tailings areas, several mine workings such as shafts and raises, near surface crown pillars, open stopes, small pits, as well as abandoned and partially demolished surface foundations.

     None of the existing mine hazards have been subjected to remediation or reclaimed to current standards. Several of the mine hazards are located on land to which Northgate does not currently own title. Northgate will attempt to acquire mineral or surface title as needed, for future project developments. It is expected that all remnant mine hazards would be adequately addressed and reclaimed to appropriate standards as part of future mine development scenarios.

     In response to a 1990 tailings spill and resultant reclamation of the breached Matachewan Tailings Area 1 by the Ontario government, a construction lien in the amount of $383,434 was placed against MCM to recover incurred costs associated with

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the remedial stabilization measures. Northgate is proposing to acquire the title to these tailings from MCM as they are viewed as integral to future developments. It is presumed that this lien would need to be removed.

     In 2007 Northgate initiated advanced exploration activities at the YD Property authorized under the following approvals and authorizations:

1.	Ministry of Northern Development and Mines - Mine Closure Plan with a corresponding financial assurance of $539,100.

2.	Ministry of Environment – Certificate of Approval for Industrial Sewage Works for the discharge of mine effluent to the Montreal River.

3.	Ministry of Environment - Permit to Take Water for dewatering MCM Mine workings.

4.	Ministry of Natural Resources – Clearance letter for resumption of use of the mine dewatering pipeline in the Montreal River.

5.	Department of Fisheries and Oceans – Clearance letter for installation and operation of the mine dewatering pipeline for discharge of mine effluent to the Montreal River.

6.	Transport Canada – Clearance letter for installation of a mine dewatering pipeline in the Montreal River.

COMMUNITY CONSULTATIONS

     In 2007 and 2008, Northgate held a number of public information sessions in the Town of Matachewan, Matachewan First Nation (MFN), as well as the Towns of Elk Lake and Kirkland Lake. Updates of advanced exploration activities as well as introductions to proposed future mine developments were presented at the public open houses. Feedback to date generally supports the YD Property and it is recognized by the local communities as a development that will provide significant socio-economic benefits to the area.

     Northgate is working diligently to establish and maintain a cooperative relationship with the MFN, which is the closest First Nation to the YD Property. The MFN is one of seven First Nation community members of the Wabun Tribal Council, is a signatory of Treaty 9, and is affiliated with the Nishnawbe-Aski Nation.

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     This relationship recognizes the unique cultural, land use, employment and training needs, and environmental interests of the MFN. The MFN have been approached on all environmental-related matters associated with the YD Property to date, and its members have been given the opportunity to obtain employment and related training opportunities at the YD Property during the exploration and advanced exploration stages.

     On March 26, 2008 Northgate and the MFN signed a Memorandum of Understanding outlining the framework for negotiating a long term impact and benefit agreement.

FEDERAL ENVIRONMENTAL ASSESSMENT

     Consideration of historical environmental impacts and anticipated regulatory permitting processes, have figured prominently in the development of the preliminary layouts, designs and operating procedures for the YD Property. These include consideration of the implications of design alternatives from an environmental approvals perspective related to such key project components as the tailings impoundment area (TIA) and the realignment of Highway 566.

     In order to confirm the applicability (if any) of the Federal Environmental Assessment process as per the Canadian Environmental Assessment Act (CEAA) in the context of proposed future mine developments, a comprehensive description of the YD Project (YD Prospectus) was prepared and submitted to several federal agencies in July 2007 (AMEC 2007). Federal agencies participating in the YD Prospectus review process included Natural Resources Canada, Fisheries and Oceans Canada, Indian and Northern Affairs Canada, Environment Canada, Transport Canada and Health Canada, all supported by the Canadian Environmental Assessment Agency.

     On September 19, 2007 the Canadian Environmental Assessment Agency informed Northgate that the Federal agencies had completed their review of the YD Prospectus and

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determined that the project design as presented in the YD Prospectus did not present any triggers for the CEAA review process.

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PROVINCIAL ENVIRONMENTAL ASSESSMENT PROCESSES

     In the absence of a federal review process as per the requirements of CEAA, the YD Project remains subject to provincial regulatory reviews and approval processes.

     It is anticipated that three Provincial Class Environmental Assessments (EA) will need to be completed based on the current project design:

1.	Ministry of Transportation (MTO) Class EA for Provincial Transportation Facilities;

2.	Ministry of the Environment (MOE) Class EA for Electricity Projects; and

3.	Ministry of Natural Resources (MNR) Class EA for MNR Resource Stewardship and Facility Development Projects.

     A MTO Class EA will be required for relocation of Highway 566 around site facilities.

     The proposed power line for the YD Project is greater than 2km in length and in excess of 115kV which dictates that a MOE Class EA for minor transmission facilities must be completed.

     A portion of the proposed tailings impoundment area and the 115kV transmission line is expected to be located on Crown land administered by MNR (pending land tenure investigations). As such, the MNR Class EA process would apply to dispositions of Crown lands.

     There is also a requirement for a Declaration Order under the Mining Act (Ontario) from the Ministry of Northern Development and Mines (MNDM) for disposition of mining lands.

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FEDERAL ENVIRONMENTAL APPROVALS

     A small number of Federal environmental approvals are anticipated to be required or are potentially required for the construction and operation of the YD Project as listed in the following table.

TABLE 4-2 POTENTIAL FEDERAL APPROVALS
Northgate Minerals Corporation – Young-Davidson Project, Ontario

Permit/License	Agency	Description
Responsible
Approval of Works in Navigable Waters Navigable Waters Protection Act	Transport Canada	Construction of transmission line crossing over the West Montreal River.
Letter(s) of Advice Fisheries Act	Fisheries and Oceans Canada	Disruption to creeks and ponds supporting fish populations; approval for groundwater dewatering effects.
License for a Magazine for Explosives	Natural Resources	Construction and operation of an explosives magazine.
Explosives Act	Canada

PROVINCIAL ENVIRONMENTAL APPROVALS

     There are five primary provincial agencies that will approve construction of a mine on the YD Property: MNDM, MOE, MNR, MTO and the Ontario Energy Board (OEB).

     The MNDM has a responsibility to ensure the orderly development of mineral resources in the province, including responsibilities for the disposition of Crown lands for mining, as well as primary responsibility for mine closure activities.

     The MOE grants permits and approvals that address YD Project aspects related to surface and ground waters, air quality (including noise) and waste management.

     The MNR’s role is to ensure the protection and wise use of Crown resources, not otherwise governed through the Mining Act administered by MNDM.

     MTO has responsibility for provincial owned highways and administers the construction, modification and maintenance of highways throughout the province.

     The OEB has responsibility for energy-related approvals, including approval to construct transmission lines. It operates as an adjudicative tribunal and carries out its regulatory function through oral or written public hearings.

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     The following table summarizes the main provincial approvals anticipated to be required or likely to be required for construction and operation of the Young-Davidson Project. This list is based on other similar projects as well as consultation with government agencies.

TABLE 4-3 POTENTIAL PROVINCIAL APPROVALS
Northgate Minerals Corporation – Young-Davidson Project, Ontario

Permit/License/Assessment	Agency	Description
Responsible
Closure Plan Amendment Mining Act	MNDM	For mine production
Comprehensive Certificate of Approval – Air and Noise Environmental Protection Act	MOE	Approval to discharge air emissions and noise
Amendment to Certificate of Approval – Industrial Sewage Works Ontario Water Resources Act	MOE	Approval to treat and discharge effluent (mine/pit water, TIA, septic field, oil water separator)
Certificate of Approval – Waste Disposal	MOE	Operation of a landfill and/or waste transfer site
Environmental Protection Act
Permit to Take Water Ontario Water Resources Act	MOE	Water taking from surface or ground water (multiple permits expected to be required)
Authorization for Water Crossing	MNR	Bridge/culvert construction (if
Lakes and Rivers Improvement Act		needed)
Forest Resource License (Cutting Permit) Crown Forest Sustainability Act	MNR	Clearing of Crown merchantable timber
Plans and Specifications Approval Lakes and Rivers Improvement Act	MNR	Dams and dikes in watercourses, including TIA
Work Permit	MNR	Work/construction on Crown land
Public Lands Act		(multiple permits expected to be required)
Land Use Permit Public Lands Act	MNR	Temporary form of tenure for Crown land (transmission line)
Entrance, Building-Land Use, Encroachment and Commercial Signage Permits	MTO	For new entrances onto provincial highway corridors or other activities within highway
Public Transportation and Highway Improvement Act		ROW’s
Leave to Construct Ontario Energy Board Act	OEB	Approval to construct a transmission line

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Figure 4-5 Site Plan

SCOTT WILSON RPA

www.scottwilson.com

Northgate Minerals Corporation
Figure 4-5
Young-Davidson Mine
Matachewan, Ontario
Site Plan
Property Boundary
Underground Resources
(surface projection)
Claim Outline
Source: Knight Piésold Consulting, 2006.
May 2008

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Refer to Section 5 of the January 2007 Technical Report: “The Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario”.

Material upgrades to surface and underground infrastructure since January 2007 are discussed below.

     In fall of 2006, Northgate commenced excavating an exploration decline as well as dewatering the existing workings. There is currently a 22 person camp at the site and there are several service buildings erected and in use to support the ongoing decline excavation and dewatering program. At date of writing, the decline had advanced 3,039m from the portal approaching a vertical depth of 483m from surface. Dewatering of underground workings is facilitated via the MCM #3 shaft which is serviceable to the 13th level or approximately 625m from surface.

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6 HISTORY

Refer to Section 6 of the January 2007 Technical Report: “The Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario”

Northgate’s exploration activities since acquiring YDM in late 2005 are summarized in the Table 6-1 below:

TABLE 6-1 WORK HISTORY
Northgate Minerals Corporation – YD Project, Ontario

Period	Company	Work*
2006	Northgate	43 drill holes and wedges from 30,778m of drilling at YD.
2007	Northgate	52 drill holes and wedges from 36,630m of drilling at YD. 11 drill holes from 3,532m of drilling at Oka. 34 drill holes from 2,646m of drilling at YD Open Pit area.
2008	Northgate	114 drill holes and wedges totaling 41,131m at YD surface and underground.
2007	Opawica/Northgate JV	22 drill holes from 8,139m of core drilling on Walker claim group.

* Bolded sections pertain to resource estimate documented herein.

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7 GEOLOGICAL SETTING

Refer to Section 7 of the January 2007 Technical Report: “The Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario”

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8 DEPOSIT TYPES

     The Young-Davidson deposit comprised of the Lower Boundary Zone (LBZ), Upper Boundary Zone (UBZ), Lucky Zone (LKY), Young-Davidson Zone (YD) and Open Pit collectively can be described as an Archean, syenite-hosted gold deposit. The gold mineralization is mostly related to quartz veinlet stockworks and disseminated pyrite mineralization, and is frequently associated with broader zones of potassic alteration.

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9 MINERALIZATION

     At least five styles of gold mineralization are recognized at the YD Project. They are described in detail in Micon (2004) and Rhys (2003).

1.	Syenite-hosted gold mineralization

2.	Mafic volcanic-hosted gold mineralization (MCM Mine)

3.	Timiskaming sediment-hosted gold mineralization

4.	Ultramafic-hosted gold mineralization

5.	Hanging wall contact gold mineralization

     Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current Open Pit and underground resources are also related to syenite-hosted gold.

     The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

     At least two orientations for the quartz veins and veinlets are recognized. Most dip gently to the north and are ladder-type flat veins and some dip steeply to the north. The flat veinlets are common in the large outcrop exposures and small pits on surface. Previous workers noted that the syenite-hosted gold mineralization is generally more extensive and lower grade near surface and appears to be more channeled and concentrated into higher grade corridors at depth (SWRPA, 2007).

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     In 2008 as part of a Northgate – NSERC funded research study the ore cross cut driven at 23,600mE / 10,120EL in the UBZ was mapped and sampled at a very detailed scale. The mapping showed that there are two stages of mineralization: an early stage manifest as boudinaged quartz-albite veins, folded quartz-pyrite veins with accessory disseminated sulphide, and a later stage comprised of planar gently north-dipping quartz-carbonate veins with sulphides that are much less deformed (Linnen pers. comm. 2009).

     Ore shoots within the syenite may plunge moderately to the southwest parallel to the L3 lineation (Rhys, 2003), however, a strong vertical down dip attenuation and plunge direction is indicated by the historical open pits and underground stopes. The current mineralization wireframes suggest that the mineralization may plunge steeply to the south-southwest or rake subvertically to moderately to the west. Actual plunge direction(s) for the underground syenite-hosted gold mineralization will become more evident as new data become available.

     The current Northgate underground and Open Pit mineralization wireframes are shown in Figures 9-1A and B. The 2008 Northgate Open Pit mineralization wireframes are shown in red and are partly hidden by the Northgate pit shell in brown. Historical underground development, the YD glory hole stope, and the UBZ stopes are shown in black. The Northgate mineralization wireframes are shown in other colours that are described below and shown in more detail in Figures 9-2A and B.

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FIGURE 9-1A 3D PERSPECTIVE SHOWING MINERALIZATION
WIREFRAMES COLOURED BY LENS
(Note: Individual east-west lenses may traverse one or more sectors)

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FIGURE 9-1B 3D PERSPECTIVE SHOWING MINERALIZATION
WIREFRAMES COLOURED BY SECTOR

The underground mineralization has been subdivided into four main sectors, three of which are comprised by numerous lenses. In large, mineralization is near continuous with continuity broken by post-mineral dykes. In 2008 sector naming conventions were introduced to reflect east-west trending mineralized regions of syenite between the northerly trending dykes. The approximate lateral and vertical extents for the main sectors of underground and Open Pit mineralization are summarized in Table 9-1 with specific colour reference by lens grouping in Figure 9-1A.

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TABLE 9-1 LATERAL AND VERTICAL EXTENTS FOR THE MINERALIZED ZONES
Northgate Minerals Corporation – Young-Davidson Project, Ontario

		Approximate	Approximate	Approximate	Approximate
		Easting	Easting	Elevation	Elevation
Zone	Lens	Minimum	Maximum	Minimum	Maximum
Name	Count	(m)	(m)	(m)	(m)
YD (blue)	4	22,700	23,100	8,950	10,250
Lucky(beige)	3	22,875	23,330	8,930	10,120
LBZ(cyan)	3	22,900	23,620	8,820	10,030
UBZ(purple)	1	23,470	23,830	9,580	10,150
OP(red)	5	22,850	23,750	10,200	10,320

     Of the 11 underground resource lenses, the A and U solids form the most continuous and laterally extensive zones spanning 3 of the 4 sectors. The A solid (blue – Fig 9-1A) is located footwall to the U solid (beige – Fig 9-1A) along the northern margin of the syenite. The next largest solids are the UBZ (purple – Fig 9-1A) and LBZ X lens (tan – Fig 9-1A) solids, followed by YD solids F, B, C, H and FF. The Lucky sector is comprised of the NN and Q lenses. YD lens FF is the northern-most solid occurring in the footwall to the extensive A-solid.

     The general arrangement of the solids is that of near continuous over lapping en-echelon zones, which step to the right in plan going from east to west. Down dip the individual solids appear to dip steeper than their enveloping surfaces, such that the base of a given solid is overlapped by the top of an adjacent one occurring in the hanging wall.

     Open Pit solids occur up dip from the underground resource and are comprised of broader areas of similar mineralization, although at a lower grade. The central or OPM (Open Pit Middle) lens forms the largest solid in the Open Pit area.

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     FIGURE 9-2A 3D NORTH VIEW LONGITUDINAL SHOWING UNDERGROUND MINERALIZATION WIREFRAMES SHADED BY LENS

10000 L
9500 L
9000 L
22500 E
23000 E
23500 E
24000 E
24500 E

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FIGURE 9-2B 3D NORTH VIEW LONGITUDINAL SHOWING UNDERGROUND MINERALIZATION WIREFRAMES SHADED BY SECTOR

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10 EXPLORATION

     Northgate acquired YDM in November 2005. Essentially, all of the significant exploration work completed on the YD Project since that time by Northgate has been surface or underground diamond drilling, and this is summarized in the next section. A complete accounting of all recent exploration work including geochemistry, geophysics, trenching and surface mapping is presented in Section 10 of the April 2008 Technical Report and Preliminary Assessment: “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property,Matachewan, Canada”.

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11 DRILLING

     Northgate began a deep surface drilling program in early 2006 designed to confirm and expand the underground and Open Pit resources at the YD Property. This work was completed by Forage Orbit of Val D’Or Quebec under Northgate’s supervision through Jim Janzen., Senior Geologist (YD Project). Northgate drilled 274 drill holes and wedge holes (YD06-01 to YD08-83) totaling 116,722.8m up until October 14, 2008, which is the data cut-off date for the resource estimate discussed in this report. Resource intersections were defined in 186 of the 274 holes drilled by Northgate. Of the Northgate holes an additional five drill holes contain isolated intersections that may be incorporated into future resource estimates and 22 holes had to be abandoned, due to deflection or other technical concerns. Eight holes intersected diabase at mineralization projections which should happen less frequently in the future as the accuracy of the deeper portions of the diabase wireframes improves. Another nine drill holes yielded sub-economic intersections, which is normal in drill holes that delimit zone extremities. Overall, approximately two-thirds of the drill holes that reached their targets were successful in expanding the underground resources reflecting a high success ratio for a technically challenging deep drilling program on gold mineralization in a complex geological environment.

     The Northgate drilling database for the YD Project currently contains some 1,461 surface and underground diamond drill holes totaling 275,985m. Current Open Pit and underground resources extend from approximately 22500mE to 24000mE. Between these coordinates the YD Resource Database contains 956 surface and underground diamond drill holes totaling 222,451.1m (Table 11-1). The YD Resource Database surface and underground drill hole traces and the underground mine development are shown in Figure 11-1.

     The gold mineralization has a fairly uniform dip of -70o to the south and an east west strike, described in greater detail below. The relationship between the sample length and true thickness of the mineralization varies with the inclination of the drill holes and the dip of the deposit where it is intersected. The true thickness of the mineralization is interpreted using the Vulcan® software to measure the thickness on cross sections as described below.

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TABLE 11-1 DRILLING SUMMARY
Northgate Minerals Corporation – Young-Davidson Project, Ontario
	Minimum	Maximum	Number of	Total Length
Time Period	Hole No	Hole No	Holes	(m)
Unknown	BM1U	BM5U	5	826.0
Unknown	V-1	V-7	6	1021.7
1930s to 1950s	YD70	YD130	32	2344.2
1930s to 1950s	MCM46	MCM1312	280	22279.2
1980	YD80-01	YD80-62	61	5255.6
1986	YD86-01	YD86-97	84	9811.5
1988	YD88-01	YD88-10	10	1183.2
1989	YD89-01	YD89-10	10	3978.3
1990	YD90-01	YD90-34	29	18416.4
1995	MCM9502	MCM9530	28	6480.8
1995	YD9535	YD95107	74	24368.8
1996	MCM9619	MCM9637	8	1227.1
1996	MW96-07	MW96-10	3	36.3
1996	YD96105	YD96128	24	4515.4
1997	WL9701	WL9706	6	857.1
1997	YD97129	YD97137	9	1030.8
2003	M03-42	M03-65	13	2096.1
2006 (water)	MW-06-01	MW-06-05	3	27.7
2006	YD06-01	YD06-32	53	37327.7
2007 (ug)	M6-01	M6-06	6	485.7
2007 (ug)	MR-01	MR-06	6	563.8
2007 (Open Pit)	OP07-01	OP07-55	55	5140.1
2007 (ug)	R-01	R-06	7	1880.9
2007	YD07-33	YD07-58	49	34815.4
2008 (ug)	MR-07	MR-07	1	96.0
2008	YD08-59	YD08-83	42	29245.6
2008	YDFS-3	YDOPFS-7	7	1093.0
2008 (ug)	YR-07	YR-51	45	6046.9
			956	222451.1
* Historical compilation for mine and resource related drill holes (22500E to 24000E).

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DRILL LOGS

     A complete set of drill logs are available for the drilling by Pamour Gold Mines Ltd (Pamour) or Pamorex Minerals (Pamorex) from 1980 to 1995, the drilling by Royal Oak Mines Ltd (Royal Oak) from 1996 to 1997, by YDM in 2003, and by Northgate in 2006 to 2008. The drill logs related to mostly underground drilling at both mines from the 1930’s to 1950’s no longer exist, however, the drill hole traces and assays have been digitized from level plans and sections. All of the 2006-2008 core was photographed prior to splitting.

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FIGURE 11-1 SURFACE PLAN SHOWING DRILLING AND UNDERGROUND OPENINGS

11000 N
10500 N
10000 N
22500 E
23000 E
23500 E
24000 E
24500 E

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DRILL COLLAR AND DOWN HOLE SURVEYS

     Collar survey records by professional land surveyors or trained technicians are available for most of the 1988 to 1996 drill holes and all of the 2006 through 2008 drill holes. It is assumed that most of the pre-1988 surface drill hole collars were not surveyed and were chained from the exploration grid lines. The collar coordinate uncertainty in these older holes could be in the order of plus or minus ten metres or so, which is insignificant for drill hole intersections that are spaced at 30 to 150m apart. It is believed that the underground drill holes are accurately located with respect to the surface drill holes; however it is known that an approximate 1.25 degree rotational difference exists between the modeled underground workings’ position and the present locations of underground drill collars. The shaft collars have been surveyed and the MCM Mine was partially dewatered and remapped in 1997.

     In 2007 the project was converted over to metric NAD 83 UTM survey base and the details for this translation are documented in company files. The conversion amounted to a scale change and an Easting, Northing and Elevation translation from the origin of the imperial survey base. Check surveying of previous holes initially located in the imperial grid is an on-going task which occasionally results in revisions to drill hole collar locations. Most revisions are less than 10m, but one historic drill hole collar (YD86-08) supporting the Micon 2004 Open Pit resource was found to have a 75.4m error in its recorded easting, while another (YD88-08) was found to have a 33.5m error in its recorded elevation.

     Northgate regularly used a FLEXIT and a gyroscopic instrument to measure hole deviation in order to locate the mineralized zones as accurately as possible. Historical downhole survey tests were taken every few hundred feet or so by using a tropari instrument made by Pajari Instruments Ltd., or a single shot camera and compass instrument made by Sperry Sun, or by using acid tests. Essentially all of the holes since 1980 have downhole survey data.

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     Mineralization at Young-Davidson generally strikes east-west and dips 75o to the south, however there are localized areas where the orientations can deviate by 40o in strike and 25o in dip. Most drilling from surface has been conducted from south to north, while most underground holes are oriented to transect mineralization at a high angle. Most YD Project core length intercepts do not represent true orthogonal width of mineralization, but rather a variable fraction of the core length intercept, depending on relative orientation of each hole and mineralization. All reported widths in Table 25-1 (Composite Control Intervals) and Section 17 hereof are reported as true thicknesses, and the 3D wireframe modeling employed herein volumetrically accounts for the acute (<90o) angles between mineralization and drill hole.

     Northgate considers that the locations of all of the surface and underground drill holes in the YD Resource Database are reasonable and that all of the drill holes should be included for resource estimation work.

CORE SIZE

     The 2006-2008 surface drill holes and one of the 2003 surface drill holes were drilled with NQ equipment (4.7cm core diameter). Northgate believes that all other surface holes have BQ core (3.7cm core diameter) and that the underground drill holes from the 1930’s to 1950’s were probably drilled with AQ equipment (2.7cm diameter). All Northgate underground core has been drilled using BQ equipment resulting in core with a 3.7cm diameter.

CORE RECOVERY

     Core recovery and rock quality designation (RQD) information is available in the 2006-2008 drill logs and is generally absent in the historical drill logs. Over much of the project’s exploration history, core recovery is excellent and the mineralization and its wallrock are very competent.

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12 SAMPLING METHOD AND APPROACH

     Most of the Northgate (2006-08) core and all 2003 drill core were either split in half with a hydraulic core splitter or were split using a diamond core saw by an employee of Northgate. The Northgate core samples were selected by the logging geologist and labelled with bar coded sample tags. The Northgate samples range in length from approximately 0.3m to 2m and weigh approximately one to four kilograms each. The Northgate half-core samples were bagged and placed in sacks, security sealed, and shipped to ALS Chemex’s sample preparation laboratory in Sudbury. In mid-2007 Northgate began shipping samples to Swastika Labs, located in the hamlet of Swastika, Ontario. Samples sent to Swastika were transported by Northgate technical personnel in rice sacks that are not security sealed as there are no transfer points where the samples are beyond Northgate’s control and supervision.

     Details on the historical core splitting practices are not available; however, mechanical core splitters were likely used.

SAMPLE LENGTHS

     Table 12-1 documents key statistics for all the samples that have been used to define the Mineral Resources reported herein. These samples are referred to as the Resource Assay samples and are situated within the eleven underground and five open pit mineralization wireframes. Resource Assay samples have lengths ranging from 0.001m to 47.9m and average 1.46m (Table 12-1).

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Table 12-1 Resource Assay Sample Length Statistics
Northgate Minerals Corporation – Young-Davidson Project, Ontario

	Number		Minimum	Maximum
Time Period	of	Total	Length	Length	Average
	Samples	Length (m)	(m)	(m)	Length (m)
Unknown	4	7.6	1.5	2.6	1.9
1930s to 1950s	569	1753.4	0.02	47.9	3.1
1980	1262	1971.8	0.03	58.5	1.6
1986	2901	4606.2	0.001	10.7	1.6
1988	271	462.9	0.03	46.7	1.7
1989	187	276.7	0.5	1.8	1.5
1990	829	730.8	0.02	6.3	0.9
1995	907	1130.2	0.01	2.7	1.2
1996	474	698.2	0.5	2.0	1.5
2003	12	17.2	0.9	1.8	1.4
2006	867	1087.0	0.04	4.6	1.3
2007	1684	2208.0	0.02	2.0	1.3
2008	2109	2591.3	0.1	2.0	1.2
Total	12076	17541.3	0.001	58.5	1.46

     The 569 samples from the 1930’s to 1950’s include 78 samples with lengths greater than 4m, in 49 underground holes on UBZ and 5 underground holes in the upper YD sector lenses. The 78 samples from the 1930’s to 1950’s represent 0.6% of the total number of resource assays and 5.4% of the total length. Five of these historic holes are drilled down dip and are in solids that are very tightly constrained. Total samples from the 1930’s to 1950’s represent 4.7% of the total number of samples and 10% of the total length. The samples from the 1980’s and 1990’s represent 57% of the total number of resource assays and 56% of the total length. The samples from 2006 to 2008 represent 39% of the total number of resource assays and 34% of the total length.

     Approximately 75% of the resource assays have sample lengths that are less than or equal to 1.524m (5 feet). Some 9% of the resource assays, mostly from the 1990s, have 0.91m (3 feet) lengths and 40%, mostly from 2006-2008 and from the 1930s to 1950s, have lengths between 1.5 and 1.52m (5 feet). Less than one percent of the resource assays have lengths greater than 3.3m.

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     It is the author’s opinion that based on the high core recovery, the professional geologist supervision of the sampling process and the geologic control to the sampling, that the samples are representative of the mineralized zones in this resource estimation.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

     Information on the historical methods used for sample preparation and gold assaying are not readily available. Northgate assumes that conventional crushing, pulverizing, and fire assaying techniques were carried out at the YD and MCM Mine laboratories to analyze the 1930s to 1950s core samples. Northgate assumes most of the core samples from the 1980s and 1990s were processed at the Pamour laboratory in Timmins. The 2003 core samples were sent to Swastika Laboratories (Micon 2004) in Swastika, Ontario. The following discussion relates to the 2006-2007 work by Northgate. The labs used for the Northgate work were ALS Chemex (preparation in Sudury or Timmins), and later Swastika Labs in Swastika, Ontario.

SAMPLE PREPARATION

     Upon arrival at ALS Chemex Lab, the bar coded samples were logged into the lab’s tracking system and weighed. Each core sample was entirely crushed to better than 70% -2mm (minus 10 mesh). A one kilogram split of each sample was then pulverized to better than 85% passing 75 micron (minus 150 mesh). Where indicated, a 250 gram duplicate split of crushed material was taken and pulverized.

     The prepared samples, certified reference material (CRM), and blanks were then shipped overnight to ALS Chemex’s Vancouver laboratory.

     Upon arrival at Swastika Laboratories Ltd. lab, samples are dried followed by crushing the total sample in a half inch jaw crusher, followed by a rolls crusher producing a -10 mesh product. The coarse crush -10 mesh material is riffle split down to 350 grams, using a Jones splitter. The reject material is bagged and tagged for storage. The 350 gram sample is pulverized using a ring and puck pulverizor to produce a pulp which is homogenized and sent for fire assay. CRM and blanks are inserted into the submitted

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sample stream at the YD Project site. At Swastika, further CRM reference material is inserted and duplicates are prepared.

ANALYSIS

     ALS Chemex Vancouver weighed approximately 50g aliquots for fire assay. Fire assay fusion was by lead flux with a silver collector, with an atomic absorption finish. 16,000 of the 33,000 samples assayed were also submitted for a 34 element analysis including silver and tungsten, by aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. Following a tungsten check program a three-acid digestion and ICP-AES was used for an additional 5,000 samples, bringing the total ICP analyses to 21,000. All sample batches were subjected to ALS Chemex’s internal quality control procedures.

     Swastika weighs approximately a 30 gram aliquot for fire assay. Fire assay fusion is by lead flux with a silver collector, with either an atomic absorption finish or a gravimetric finish. All sample batches are subjected to Swastika’s internal quality control procedures, which includes in-house CRM and re-analysis of approximately 10% of all assays.

SECURITY

     Northgate has implemented a number of measures designed to maintain a high level of security at the core logging facility and at the YD Property.

QUALITY CONTROL AND QUALITY ASSURANCE

     No information has been compiled that describes the quality control (QC) and quality assurance (QA) procedures and results for the pre-2003 drilling programs. The 2003

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QA/QC procedures are described in Micon (2004), and only one hole from the 2003 drilling affects the Northgate underground resource estimate.

     Northgate assumes that blanks and CRMs were not used in the historical drilling programs because this did not become standard industry practice for many mining companies until the early 2000’s. The main form of QC/QA in the past would have been periodic re-assaying of anomalous samples. Some duplicates are shown on the assay certificates from the 1980s and 1990s.

     Micon (2004) states that some of the 1990 core was re-sampled and four twinned holes were drilled to verify the gold grades reported from the 1980 drilling campaign. The QC and QA results for the Northgate 2006-2008 drilling program as of September 30, 2008 are compiled in a detailed report by Konst. A total of 1350 sample preparation and analytical quality control samples were submitted, at a frequency of one in 26, along with 30,801 prepared mainstream samples, to ALS Chemex and Swastika Labs during the YD Project 2006-2007 drilling program. This was upped to one in 20 for the last two months of 2007 and throughout 2008 to account for smaller fusion batches run at Swastika. This amounted to 4.2 percent of the entire population of samples submitted to ALS Chemex and Swastika, including 430 blanks, 533 standards, and 387 reject duplicates. Additionally, 1,768 pulp replicates and 4,613 reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. Sampling bias was investigated by submitting 252 half-core duplicates from 66 2006-2008 drill holes and 632 samples from 33 historic drill holes.

The main conclusions by Konst (2008) are:

1.	Results from the 430 blanks all indicate that there are no contamination issues.

2.

Results from the 533 CRM (RockLabs standards SJ22, SJ32, SJ39, and SK33 and WCM Minerals standard Cu161)) indicated 32 outliers to be attributable to fluxing issues related with the CRM and sample numbering or standard designation errors. All outlier standard investigations and non-outlier standard performance indicate that all analytical results are accurate.

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3.

Results of 1,615 pulp replicates, over the reported detection limit and below 7.0gpt (0.21oz/ton), indicate that the analytical precision is very good (approximately 7% at the 1.7gpt (0.05oz/ton) cut-off grade). Above 7.0gpt (0.21oz/ton) average precision is 14%.

4.

Results of 4,875 reject duplicates, over the reported detection limit and below 7.0gpt (0.21oz/ton), indicate that the combined preparation and analytical precision is very good (approximately 13% at the 1.7gpt (0.05oz/ton) cut-off grade). Above 7.0gpt (0.21oz/ton) average precision is 23%, which is still good precision. The 125 reject duplicates above 7.0gpt (0.21oz/ton) indicate average precision of 23%, which is still good precision.

5.

Results of 252 halfcore duplicates indicate that there is no significant difference in results from either half of the core. The same is true for historic halfcore duplicates below 10 g/tonne (577 samples), however 55 historic halfcore pairs above 10 g/tonne show a 44% high bias in the original material. The impact of this bias is significantly mitigated by capping practices employed during resource estimation.

6.

During the 2006-2008 programs, 224 standards and 214 blanks provide quality control for silver analysis. Silver standard and blank performance indicate that all the analytical results for silver are accurate.

7.	A 200 sample check analysis program using HF-HNO3-HClO4 acid digestion and ICP-AES indicated that tungsten aqua-regia digestion analyses are biased low by 60% overall.

     No aspect of the sample preparation process was conducted by an employee, officer, director or associate of Northgate. ALS Chemex in Vancouver and Sudbury is an ISO 9001:2000 and ISO 17025 accredited lab, while Swastika also holds an ISO 9001:2000 accreditation from CCRMP and the Standards Council of Canada dated October 2008.

     It is the author’s opinion that the sample preparation, security, and analytical procedures employed by both labs are adequate and have produced analytical results for gold and silver for the 2006-2008 drilling programs which are accurate, precise and thus suitable for supporting resource and reserve estimation work.

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14 DATA VERIFICATION

NORTHGATE 2008 DATA VERIFICATION

     Collar coordinates for 132 holes with 2,529 down hole survey tests and 2,924 assay intervals were audited and verified for accuracy against a variety of supporting documentation by Northgate personnel working under the direct supervision of the author from October 2008 through December 2008. The author specifically selected these 132 drill holes because they intersected the underground and open pit resource solids forming the subject of this report. Additionally, the data verification extended beyond the limits of the resource solids to include a lower grade envelope that may be used for future resource modeling.

During the data verification program no significant errors were found. A few minor issues related mostly to collar locations, surveys, and assay intervals were identified and corrected. The most significant revisions occurred with the addition of new survey information in a couple of holes. Six duplicate sample numbers were discovered and resolved but did not involve any grades of consequence. The audit indicated that database accurately reflects available supporting information.

AMEC 2008 DATA VERIFICATION

As a background to the preparation of the 2008 Preliminary Economic Assessment completed by AMEC in April 2008, AMEC conducted a database audit of 5% of the total records. AMEC examined 15 drill holes, 60 down hole surveys and 695 assay records concluding that the database at that time was suitable for conducting resource evaluation studies on the YD Property.

NORTHGATE 2007 DATA VERIFICATION

     Collar coordinates for 351 holes with 1,565 down hole survey tests and 14,851 assay intervals were audited and verified for accuracy against a variety of supporting documentation by Northgate personnel working under the direct supervision of the author from October 2007 through December 2007. The author specifically selected these 395 drill holes because they intersected the underground resource solids forming the subject of this report as well as any open pit area resources to be reported on later. Additionally, the data verification extended beyond the limits of the resource solids to include a lower grade envelope that may be used for future resource modeling. The data verification program was designed and supervised by the author.

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     Northgate identified and corrected a large number of minor issues related to downhole survey test distance values, rounding, truncation, and calculation errors. A few significant issues related mostly to collar locations, collar orientations, and assay intervals were also identified and corrected. The most significant revisions occurred with the addition of new interval information for 651 assays which were previously reported as much longer composite or summary results in the historic MCM and YD data.

NORTHGATE 2006 DATA VERIFICATION

     Collar coordinates for 41 holes with 2,360 down hole survey tests and 1,137 assay intervals were verified for accuracy against a variety of supporting documentation by Northgate from September 18 through October 2, 2006. The author specifically selected these 41 drill holes because they intersected the Lower Boundary, Lower YD, and Lucky mineralized zones. The data verification program was designed and supervised by the author.

     Northgate identified and corrected a large number of minor issues related to downhole survey test distance values, rounding, truncation, and calculation errors. A few significant issues related mostly to collar locations, collar orientations, and assay intervals were also identified and corrected.

     Northgate made minor adjustments to most of the collar coordinates in the fall of 2006, after the collar locations and grid control points were resurveyed, and minor refinements to the transformation profile for converting NAD83 survey information into “Mine Grid” were made.

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SCOTT WILSON RPA 2006 DATA VERIFICATION

     In 2006 Scott Wilson RPA verified a small number of collar, downhole survey, and assay records including some of the longer assay intervals and higher gold grades. No significant errors were found. Although, the drill log, assay certificates, downhole survey data, and collar survey data for each hole were well organized and filed together, a number of exceptions were found. Subsequently, Scott Wilson recommended ensuring that the hard copy file for each drill hole be complete thereby expediting future data verification programs.

MICON 2004 DATA VERIFICATION

     In 2004 Micon verified 7,370 assay records in 51 holes that intersected mineralized zones and found very few errors. None of the errors were considered to be significant (Micon, 2004).

Pre-2004 data verification work is not documented.

15 ADJACENT PROPERTIES

     The YD Project resources are centered on a large claim block controlled by Northgate. There is currently no significant gold mineralization located on adjacent properties.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

For details refer to Section 16 of the April 2008 Technical Report and Preliminary Assessment: “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property,Matachewan, Canada”

The following has been reproduced here from the summary section of the April 2008 PA. Mineralogical work indicates that gold is occurring in association with pyrite, chalcopyrite, galena, electrum and an unidentified grey metallic sulphide mineral. No telluride has been identified.

The metallurgical testwork programs considered for this phase were mostly completed in 2007 and early 2008 at SGS. Results of these tests provided the data used by Northgate to define the metallurgical response of a mineralized composite.

Additional work was also performed by Outotec early in 2008 on the thickening characteristics on samples of concentrate and flotation tailings produced at SGS.

A series of six mineralized samples and two waste samples were submitted for various grinding parameter determinations at SGS. Subsequently, a composite sample incorporating two of the mineralization types thus tested was prepared and used throughout the remaining testwork programs.

The grinding characteristics of the design mineralized material, an equal mixture of Upper Boundary and Pit Zone material as combined gives an average BWI of 18.0. Most samples tested fell in the medium to hard range of hardness with respect to impact breakage and Bond rod mill / ball mill grindability work indices while there was one waste sample which fell in the very hard range of hardness. All sampes as well have been identified as abrasive or very abrasive.

The testwork realized by SGS achieved a gravity recovery of about 20% of the gold contained in the composite sample tested when cleaning of the primary centrifugal concentrator product on a Mozley table was completed to a target 0.05% weight recovery of the initial feed material.

The metallurgical test programs support the selection of single stage autogenous grinding (AG) with a gravity circuit followed by flotation. The flotation concentrate is to be further ground and leached in a conventional carbon-in-leach (CIL). The flotation tailings will also be leached in a CIL circuit. The gold will be recovered from the carbon followed by electro-winning and pouring doré bars.

A gold recovery of 91.5% is indicated for the head grade of the samples on which the test work was performed and is the basis for the PA.

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

     The author, Carl Edmunds, P. Geol, Northgate Exploration Manager assisted by senior Northgate staff at the YD Project, has prepared new resource estimates for the UBZ, LBZ, Lucky Zone, YD Zone, and the Open Pit area. There are currently no Mineral Reserves at the YD Project.

     The new resource estimates for the UBZ, LBZ, Lucky Zone, YD Zone, and the Open Pit area collectively referred to as the “November 2008 resource estimate”, are based on all of the historical surface and underground diamond drilling available up until October 14th 2008.

     Northgate used Maptek’s Vulcan® 7.5 to build a block model, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources. The main resource estimation parameters are summarized below.

YD RESOURCE DATABASE

     The YD Resource Database comprises 956 diamond drill holes totaling 222,451.1m of which 511 diamond drill holes totaling 138,108m intersected the 11 underground or 5 Open Pit mineralization wireframes that comprise the UBZ, LBZ, Lucky Zone, YD Zone or the Open Pit resource. The portion of the YD Resource Database related to the November 2008 Resource estimate contains 12,076 assay records, 10,018 downhole survey records, and 814 composite control intervals (Table 17-1).

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TABLE 17-1 YD RESOURCE DATABASE
Northgate Minerals Corporation – YD Project, Ontario

Description	Total Number	November 2008
	of Records	Resource Estimate
		Related Records
Diamond Drill Holes	956	511
Total Drill Hole Length (m.)	22,451.1	138,108
Downhole Surveys	13,778	10,018
Assays	67,796	12,076
Composite Control Intervals	-	814

GEOLOGICAL INTERPRETATION

     Northgate staff in conjunction with the author provided the initial geological interpretation work for the mineralized lenses comprising the UBZ, LBZ, Lucky Zone, YD Zone, and the Open Pit mineralization. Northgate staff also provided 3D wireframes for the post-mineralization barren diabase dikes. For the underground resource, this work was used to guide the construction of 3D mineralization wireframes using Leapfrog modeling software. The final wireframe work was completed by the author, Carl Edmunds, P.Geo. Exploration Manager (Northgate).

COMPOSITE CONTROL INTERVALS

     The 425 underground resource related composite control intervals were defined based on a 1.7gpt gold economic cut-off grade, a 1.3gpt gold incremental cut-off grade, and a three metre minimum true thickness, while the 389 open pit resource intervals were defined based on a 0.6 gpt gold economic cut-off. (Table 25-1 in Appendix 2). There are a smaller number of intersections above the economic cut-off grade that have not been included in the current resource wireframes. The excluded intersections are generally thin and isolated; however, some have good grades and could be incorporated in future resource estimates.

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WIREFRAME MODELS

MINERALIZATION WIREFRAMES

     The underground wireframes are based on a sectional interpretation by Northgate staff generating a set of preliminary intercepts, correlated and coded by lens. Intercepts below cut-off grade were similarly coded to provide geologic continuity were applicable. Above cut-off grade intercepts were optimized for minimal internal dilution while ensuring maximum valid widths. Vulcan’s Mineable Interval compositing routine was employed using a 6m minimum intersected width above 1.7 gpt gold cut-off, limited to a maximum included internal waste interval of 4m. The result of this work was then compared against manual selections made by site geologists with lens coding adjustments being made if a selected interval was not quite optimal.

     Using wireframe modeling software (Leapfrog®) the coded underground drill intercepts were modeled as veins forming a continuous sheet which was then “cookie-cut” by another solid based on distance from above cut-off grade drill intercepts. Subsequently, any included low grade intercepts were manually carved from the sheet in long section view. The distances used for trimming the vein wireframes were 120m on dip and 60m on strike from a resource interval. These wireframes are snapped to the drill holes and comply with the cut-off grade and 3m minimum width criteria. The underground wireframe construction is described in more detail in Appendix 3.

     Open Pit wireframes were constructed by Northgate staff using a similar process; however the wireframes were manually constructed from sectional interpretation of the coded selected mineralized intervals.

     The final wireframes (11 underground, and 5 open pit) were clipped with a current set of diabase dike wireframes prepared by Northgate staff. The final mineralization wireframes used for the resource estimate are shown in Figure 17-1.

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FIGURE 17-1 MINERALIZATION WIREFRAMES

     Micon constructed wireframes for the historical underground development and the main syenite-hosted stopes and pits at both MCM and YD mines. The current UBZ wireframe was clipped in a north-south direction with a clipping polygon based on the Micon (2004) wireframes of the underground excavations.

     Preliminary CMS (cavity monitoring survey) data for the uppermost UBZ stope indicated a larger cavity than modelled by Micon which is due to rock slabs peeling off the original stope walls. The results of this survey have been incorporated in the final UBZ model.

DENSITY

     The Micon 2004 resource estimate used a density of 2.69g/cm 3 (11.9 cubic feet/ton) based on 54 specific gravity tests on syenite material completed by Royal Oak. The 2006 drilling program generated considerably more specific gravity data including 459 on-site immersion tests on syenite core that average 2.71g/cm 3 (Table 17-2). The syenite data

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includes 67 tests on samples situated within the mineralization wireframes that average 2.69g/cm3. This new data corroborates well with the Micon 2004 tonnage factor. The mineralized syenite specific gravity is slightly lower than for barren syenite and this suggests that the increase in mineralization specific gravity expected from more pyrite may be offset by the potassic alteration and silicification.

TABLE 17-2 SPECIFIC GRAVITY DATA (2006)
Northgate Minerals Corporation – Young-Davidson Project, Ontario

Rock Type	Number of	Average	Minimum	Maximum
	Tests	(g/cm3 )	(g/cm3 )	(g/cm3 )
Syenite	459	2.715	3.141	2.503
Diabase	96	2.966	3.110	2.715
Mafic Volcanic	453	2.835	3.204	2.523
Timiskaming	266	2.738	3.110	2.605
Total	1,274		3.204	2.503

Resource Syenite	67	2.692	3.051	2.563

RESOURCE ASSAY STATISTICS

     All of the assays situated within each mineralization wireframe for each lens were assigned alphanumeric lens codes. The Resource Assays are the assays that have been used to estimate the resource. The Resource Assay statistics are summarized in Table 17-3 and Figure 17-2A & B.

TABLE 17-3 RESOURCE ASSAY STATISTICS

GOLD
					Standard	Coefficient	Gold	Cut Gold
	Lens		Minimum	Maximum	Deviation	of	Average	Average
Resource	Code	N	(g/t)	(g/t)	(g/t)	Variation	(g/t)	(g/t)
UG	A	1054	0.001	64.870	4.5	1.4	3.310	3.156
UG	B	182	0.040	36.310	4.3	1.3	3.383	3.265
UG	C	83	0.070	9.625	2.0	0.8	2.556	2.556
UG	F	75	0.080	17.750	2.8	1.0	2.759	2.759
UG	FF	166	0.030	41.590	4.9	1.4	3.633	3.443
UG	H	43	0.050	8.160	1.5	0.7	2.166	2.166
UG	NN	132	0.070	17.900	3.3	1.1	2.843	2.843
UG	Q	25	0.350	5.930	1.2	0.5	2.228	2.228
UG	U	1386	0.001	301.000	9.4	2.5	3.798	3.407
UG	UBZ	2548	0.000	552.690	13.9	3.1	4.492	3.924

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UG	X	257	0.000	111.250	10.4	2.6	3.993	3.074
Pit	OPE1	215	0.000	17.140	1.7	1.3	1.312	1.312
Pit	OPE2	3316	0.000	82.290	3.1	1.6	1.898	1.851
Pit	OPM	1955	0.000	15.910	1.5	1.2	1.302	1.302
Pit	OPW1	268	0.000	18.375	2.2	1.4	1.607	1.607
Pit	OPW2	372	0.000	34.800	2.6	1.5	1.714	1.674
	Totals	12077	0.000	552.690	7.8	2.8	2.780	2.564

SILVER
					Standard	Coefficient	Silver
	Lens		Minimum	Maximum	Deviation	of	Average
Resource	Code	N	(g/t)	(g/t)	(g/t)	Variation	(g/t)
UG	A	834	0.2	48.9	3.5	1.2	2.9
UG	B	84	0.2	33.7	4.4	1.6	2.7
UG	C	41	0.2	7.7	1.8	0.8	2.2
UG	F	54	0.2	8.5	1.7	0.8	2.0
UG	FF	80	0.4	7.7	1.2	0.7	1.6
UG	H	26	0.4	9.1	1.9	0.8	2.4
UG	NN	79	0.6	7.1	1.2	0.7	1.8
UG	Q	20	0.7	26.9	6.1	1.6	3.9
UG	U	961	0.2	220.0	10.5	3.1	3.3
UG	UBZ	1531	0.2	612.0	15.9	5.2	3.0
UG	X	49	0.2	114.0	16.1	3.9	4.2
Pit	OPE1	16	0.5	7.3	1.6	1.4	1.2
Pit	OPE2	162	0.3	160.0	12.7	5.3	2.4
Pit	OPM	341	0.5	29.5	2.1	1.5	1.4
Pit	OPW1	83	0.5	22.5	3.2	1.5	2.1
Pit	OPW2	55	0.5	7.8	1.0	1.0	1.0
	Totals	4416	0.200	612.0	11	4.0	2.8

TUNGSTEN
					Standard	Coefficient	Tungsten
	Lens		Minimum	Maximum	Deviation	of	Average
Resource	Code	N	(ppm)	(ppm)	(ppm)	Variation	(ppm)
UG	A	834	0	3700	260	5.0	52
UG	B	84	0	390	53	2.8	19
UG	C	41	0	50	16	1.1	15
UG	F	54	0	1190	187	3.2	59
UG	FF	80	0	350	60	2.0	30
UG	H	26	0	20	7	0.9	7
UG	NN	79	0	670	119	2.4	48
UG	Q	20	0	40	10	1.5	7
UG	U	961	0	2310	184	4.7	39
UG	UBZ	1531	0	6840	412	3.7	111
UG	X	49	0	430	79	3.6	22
Pit	OPE1	16	10	30	8	0.4	19
Pit	OPE2	162	0	130	18	0.7	26

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Pit	OPM	341	0	2700	176	4.1	43
Pit	OPW1	83	0	70	10	0.6	16
Pit	OPW2	55	0	40	10	0.5	20
	Totals	4416	0	6840	289	4.5	65

     The 12,076 resource gold assays range from 0.000g/t gold to 552.69g/t gold, average 2.78g/t gold, and are positively skewed with a coefficient of variation of 2.8. After cutting, or capping of high assays (>20g/t) as discussed below, the average gold grade is reduced by approximately 8% to 2.564g/t gold and the coefficient of variation is reduced to 1.237. The UBZ solid has the most resource assays for underground, while the OPE2 solid has the most resource assays for the open pit resource. The cut average underground gold grades range from 2.166g/t gold for Lens H to 3.924g/t for Lens UBZ. The cut average open pit grade ranges from 1.302g/t to 1.851g/t in the OPM and OPE2 resource shapes respectively. Assays are distributed almost equally by proportion between the underground and open pit resources.

     From the 12,076 resource gold assays, Northgate has also completed 4,416 analyses for silver and tungsten, which may be beneficially recovered in the future. The majority of these analyses are from the underground resource assays (3759/5951) with only a small proportion of the open pit providing the potential accessory metals (657/6126). Silver resource assays average 2.8 gpt over a range of 0.2 to 612 gpt, while tungsten resource assays average 65 ppm ranging from 0 to 6840ppm.

CAPPING HIGH ASSAYS

     Erratic high grade assays can have a large and disproportionate influence in the estimation of the average grade of a gold deposit. The histogram of all of the assays located within the final mineralization wireframes shown below suggests that high assays should be capped at a level between approximately 16g/t Au, which might be considered overly conservative, and 24g/t Au, which might be considered overly aggressive. Consequently, 20g/t Au is a reasonable and round number that falls midway within this range.

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FIGURE 17-2A GOLD RESOURCE ASSAY HISTOGRAMS

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Cutting curves were built to investigate cutting sensitivity. The LBZ sector is the most sensitive to cutting with approximately a 13% reduction to the resource assay composites’ average grade at a 20g/t gold cutting level, while the UBZ showed a 7.1% reduction in the resource average assay grade cutting to the same level. The YD and Lucky Sectors are relatively insensitive to cutting levels above 20g/t gold (Table 17-4), as is the Open Pit (OP).

TABLE 17-4 CAPPING SENSITIVITY BY SECTOR ON ASSAYS
Northgate Minerals Corporation – Young-Davidson Project, Ontario

			Mean %	% Reduction
	UnCut Au	Cut @ 20	Reduction	Resource
Sector	g/t	Au g/t	Assays	Estimate
LBZ	3.889	3.368	-13.4%	-8.6%
Lucky	3.118	2.958	-5.1%	-8.0%
UBZ	4.083	3.794	-7.1%	-5.7%
YD	3.129	3.054	-2.4%	-2.7%
OP	1.642	1.618	-1.5%	-1.2%

     Overall, capping high assays reduces the average gold resource assay grade by approximately 7.7% (Table 17-3) causing a reduction in the resource contained gold of only 5.2% .

CUT-OFF GRADE

     Northgate assumed a US$750/oz gold price, a 91.5% gold recovery, and a C$41.63/tonne underground operating cost to estimate a breakeven cut-off of approximately 1.7g/t (Table 17-5). Also an incremental cut-off grade for lower grade underground mineralization located in the wallrock immediately adjacent to economic mineralization was estimated. The incremental cut-off grade for an underground mine is based on the concept that the mining cost related to mining some additional wallrock material in developed stopes is significantly less than the overall mining cost.

     The incremental cut-off grade cost component is estimated using the process and general and administration (G&A) costs and an incremental mining cost. An incremental cut-off grade of approximately 1.3g/t Au was estimated based on the above assumptions and approximately a $17/tonne incremental mining cost. The current application of an incremental cut-off grade has not increased the resource tonnage and decreased the resource grade significantly.

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TABLE 17-5 BREAKEVEN CUT-OFF GRADE ASSUMPTIONS
Northgate Minerals Corporation – YD Project, Ontario

Description	Assumption
Underground Mining	C$27.23/ton
Processing	C$11.10/ton
General & Administration	C$3.30/ton
Gold price (US$)	US$750/oz
Silver price (US$)	US$11/oz
US Exchange Rate	0.93
Gold price (C$)	C$806/oz
Silver price (C$)	C$11/oz
Gold recovery	91.5%
Silver recovery	65%

     The US$750/oz gold price assumption is conservative compared to 2008 average prices (US$872/oz), and slightly higher than a three year trailing average of $723/oz. At US$850/oz, the breakeven and incremental cutoff grades decrease to 1.5g/t Au and 1.2g/t Au. In general the YD Project resource estimate is not very sensitive to breakeven cutoff grades in the 1.5g/t Au to 1.7g/t Au range or the incremental cut-off grades ranging between 1.2g/t Au to 1.3g/t Au. Notwithstanding, a moderate increase in the resource estimate would be expected at higher gold prices.

     The drill hole intersections related to the YD Project underground resources estimated by Northgate were defined based on approximately a 1.3g/t Au cut-off grade and approximately a 1.7g/t Au cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

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COMPOSITING

     Approximately 75% of the resource assays have sample lengths that are less than or equal to 1.52m (5-feet) and less than one percent of the resource assays have lengths greater than 3.3 metres. Northgate created two sets of 3m equal length composites within the mineralization wireframes; one set represented composites generated from un-capped assays, while the other set were generated from capped assays. A small number of shorter remnant composites that are mostly situated at the mineralization northern or footwall contacts were retained.

VARIOGRAPHY

     There is not sufficient data available to carry out meaningful variography studies on the YDZ, Lucky Zone, and LBZ mineralization. Micon (2004) used the UBZ data to generate a number of well-behaved variograms and interpreted a maximum range of approximately 120m oriented -80° south or down-dip, an intermediate range of 60m along an east-west strike direction and an across strike range of approximately 15m. In general, the Micon (2004) variograms suggest down-dip continuity of approximately 120m, along strike continuity of approximately 60m, and across strike continuity of approximately 15m, which represents approximately an 8:4:1 anisotropy.

     Currently there is insufficient data to generate useful variograms for the YD Zone, Lucky Zone, and LBZ mineralization. This condition may persist until a significant amount of underground drilling and sampling data are available. At that point more variography studies are recommended following trend analysis.

     Northgate has initiated its own studies into variography, and the application of geostatistics to the grade interpolation process for the YD Project. This work is currently in progress, but is too preliminary in form to be reported upon here.

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TREND ANALYSIS

     The composite control data was used to create gold grade and thickness contours on east-west vertical longitudinal projections. No definitive grade or thickness trends were evident and the 2:1 subvertical attenuation suggested by the variography is not clearly defined. Overall, the mineralization appears to rake moderately to the west with thicker centres and thinner flanks. In some places the contours are not continuous across the dikes suggesting the possibility of post-mineralization vertical displacements between some of the diabase dikes.

MINERAL RESOURCE CLASSIFICATION

     The definitions for resource categories used in this report are those defined by the Canadian Institute of Mining and Metallurgy (CIM) and adopted by NI 43-101. Under NI 43-101 the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining,Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

      In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”. Resources are classified into Measured, Indicated, and Inferred categories each as defined by the CIM and listed below.

     A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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     An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     In 2008 it was decided to modify the resource classification scheme from what was a width and distance from informing intersection based protocol, to one that was based solely on distance from nearest informing sample coupled with other key criteria. Under the revised classification, a fraction of the maximum variogram range has been selected as the main condition, which once applied can be duplicated and verified by other workers.

     The previously existing method of determining maximum extrapolation distance from informing drill intercepts was developed by Scott Wilson RPA in 2006. For the November 2008 estimate Northgate in consultation with AMEC simplified the guidelines established by Scott Wilson to those listed in Table 17-6 which were used as a general guideline for defining Measured, Indicated and Inferred Mineral Resources.

TABLE 17-6 RESOURCE MAXIMUM EXTRAPOLATION DISTANCE
GUIDELINES FOR YD PROJECT SYENITE-HOSTED MINERALIZATION
Northgate Minerals Corporation – Young-Davidson Project, Ontario

Direction	All Intercepts
Down Plunge	Inferred – 120m
Along Strike	Inferred – 60m

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     The maximum down-dip and along strike extrapolation distances used to outline Inferred areas is 120m and 60m, respectively, which conservatively compares with 200m and 100m, respectively for previous estimates. Within the Inferred resource, Measured and Indicated resources are defined as blocks that would meet minimum estimation criteria while being within 35m and 65m respectively, of a nearest informing sample. It is the opinion of the author that the UBZ is now considered densely drilled, hence the Measured distance criteria can be applied to this zone. The 65m and 35m distances referred to above represent approximately one half and one quarter respectively of the variogram range determined by Micon in the UBZ.

BLOCK MODELLING

UNDERGROUND BLOCK MODEL GEOMETRY AND BLOCK SIZE

     The underground resource blocks are 15m high by 15m east-west by 7m north-south. The block model is not rotated and has 82 columns, 80 rows, and 105 levels. The block model has 688,800 blocks. A block situated entirely within mineralization (i.e., block mineralization percent equals 100%) represents 4,236 tonnes. The block model has 24,671 mineralization blocks that contain 1.0% to 100% mineralization. Only 1,534 blocks are 100% within the mineralized wireframes.

     The block model origin is at 22,650mE, 10,120mN, and the 8,820m elevation and the block model extends up to the 10,395m elevation. The information for each block in the model includes:

  The percentage of the mineralization wireframe model that is in each block.
  Lens codes for each block.
  Interpolated cut Au, and Ag grades and contained metal related to blocks that contact a given solid.
  Measured, Indicated and Inferred identifiers for all mineralization blocks. Note: as silver assays are incomplete over some areas of the underground resource, block silver content has only been estimated where the classification criteria (distance, number of samples, and number of holes) match the conditions for the gold estimate.
  The average and nearest distance of composites used to interpolate block mineralization grades.
  Number of samples used to estimate grade and number of holes used to estimate grade.

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OPEN PIT BLOCK MODEL GEOMETRY AND BLOCK SIZE

     The open pit resource blocks are 5m high by 5m east-west by 5m north-south. The block model is not rotated and has 220 columns, 100 rows, and 50 levels. The block model has 1,100,000 blocks. A block situated entirely within mineralization (i.e., block mineralization percent equals 100%) represents 336 tonnes. The block model has 35,442 mineralization blocks that contain 1.0% to 100% mineralization. Only 12,851 blocks are 100% within the mineralized wireframes.

     The block model origin is at 22,800mE, 10,300mN, and the 10,140m elevation and the block model extends up to the 10,390m elevation. The information for each block in the model includes:

  The percentage of the mineralization wireframe model that is in each block.
  Open Pit lens codes for each block.
  Interpolated cut Au grades and contained metal related to blocks that contact a given solid.
  Indicated and Inferred identifiers for all mineralization blocks.
  The average and nearest distance of composites used to interpolate block mineralization grades.
  Number of samples used to estimate grade and number of holes used to estimate grade.

GRADE INTERPOLATION AND SEARCH STRATEGY

     Inverse distance squared was used to interpolate the cut gold values, and the silver and tungsten accessories. Ordinary kriging criteria have not been developed, however, this may warrant consideration in the future when more data are available and is currently under study.

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     A search ellipsoid based on a minimum of three and a maximum of twelve composites from at least two drill holes was used to interpolate cut gold and silver grades into blocks using a single-pass process. A single search ellipse measuring 200 x 100 x 50 was employed to interpolate grade into blocks. Search ellipsoid was oriented east-west for the secondary axis, with the primary axis dipping 75 degrees south parallel to the general dip and strike across the property. In addition, a lens code identifier was assigned to each composite, and composite target restrictions applied were such that the composites for one lens could not be used to interpolate grades for another lens.

The search radii and orientations used for interpolation are summarized in Table 17-7.

TABLE 17-7 SEARCH ELLIPSOID ORIENTATIONS AND RADII
Northgate Minerals Corporation – Young-Davidson Project, Ontario

Lens	Ellipsoid	Ellipsoid Dip	Down-Dip	Along-Strike	Across-Strike
Code	Azimuth	(to South)	Radii (m)	Radii (m)	Radii (m)
UG1-11	090°	-75°	200	100	50
OP1-5	090°	-75°	200	100	50

     For the underground resource, the overall average distances between block centroids and nearest informing composite is 13.9m and 34.4m for Measured and Indicated blocks, respectively. The maximum distance used to interpolate grade into Inferred blocks is 177.9m. For the Open Pit resource, the overall average distance between block centroids and nearest informing composite is 11.3m and 46.8m for Indicated and Inferred blocks, respectively. The maximum distance used to interpolate Inferred blocks is 103m.

BLOCK MODEL VALIDATION

Northgate used five methods to validate its block model Mineral Resource estimate:

1.	Visual inspection and comparison of block grades with composite and assay grades.

2.	Statistical comparison of resource assay and block grade distributions.

3.	Volumetric comparisons of final mineralization wireframes and block model resource reports for each lens.

4.	Inspection of resource assay and block grade scatter plots by elevations.

5.	Inspection of nearest neighbour block model grades and the final block model.

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     Northgate compared the block grades with the composite grades on sections and plans and found good overall visual correlation with some minor low and high grade smearing and banding problems due to local changes in strike and dip. As more data become available in the future from closer spaced underground definition drilling, it may be possible to refine the model by adding more customized search orientations related to smaller structural domains.

     The underground Resource Assays, 3m composites, Measured and Indicated blocks at a zero cut-off grade, and Inferred blocks at a zero cut-off grade, all cut to the capping levels described earlier, average essentially the same value at 3.51g/t Au, 3.35g/t Au, 3.14/t Au, and 3.05g/t Au, respectively. This indicates that there have been no significant grade shifts between the assays, composites and the block model.

     Northgate examined the distribution of the composite gold and cut gold grades versus block grades on scatter plots by elevations and found no problems with the block model grades. It was noted that in nearest neighbour swath-plots that there were some unexplained grade variance in the NN and FF solids of the Lucky and YD sectors respectively. For this reason, the blocks for these solids were re-classified as Inferred. Additionally, low grade resource blocks from the lower sectors of the B-solid (YD) are sufficiently far away from other potential mining centres that they may not stand a reasonable probability of economic extraction at these depths; hence these resources have been re-classified as Inferred.

     To determine the Open Pit resource, the same pit shell derived from the AMEC Preliminary Assessment (April 2008) was employed. This pit shell is considered to be a valid excavation for what may be mined from the Open Pit and is based upon what the author considers to be reasonable assumptions for pit slope angles, dilution, mining costs, royalties, haulage distances and reclamation costs. Any blocks located within the optimized Open Pit model excavation would be considered valid for the resource.

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     The underground and Open Pit cut gold grade block models for all of the lenses are shown in the 3D perspective looking down to the northeast in Figure 17-3. The classification block model, with Measured blocks in yellow, Indicated blocks in red and Inferred blocks in blue, is shown in Figure 17-4.

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FIGURE 17-3 CUT GOLD GRADE BLOCK MODEL
(500m grid)

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FIGURE 17-4 RESOURCE CLASSIFICATION BLOCK MODEL
Inferred = blue; Indicated = red; Measured = yellow

     The author considers the YD Project November 2008 underground block model to be valid, reasonable, and appropriate for supporting the Mineral Resource estimate included herein.

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MINERAL RESOURCES

     The November 2008 Upper Boundary Zone, Lower Boundary Zone, Lucky Zone, and Lower YD Zone underground Mineral Resources extend from approximately the 8,880m elevation to the 10,270m elevation. This represents vertical depths ranging from approximately 50m to 1,500m below surface.

     The underground Measured and Indicated Mineral Resources of the UBZ, LBZ, Lucky Zone, and YD Zone total 25.9 million tonnes at an average cut grade of 3.6g/t gold and 1.1g/t silver, containing 3.02 million ounces of gold and 930,000 ounces of silver. The Underground Inferred Mineral Resources total 6.8 million tonnes at an average cut grade of 3.4g/t gold and 1.1 g/t silver, containing 0.75 million ounces of gold and 260,000 ounces of silver (Table 17-8).

     The Open Pit Measured and Indicated Mineral Resources of the five zones total 4.96 million tonnes at an average cut grade of 1.7g/t gold and contain 0.27 million ounces of gold. The Open Pit Inferred Mineral Resources total 15,000 tonnes at an average cut grade of 1.7g/t gold and contain 851 ounces of gold (Table 17-8). These resources occur in a model optimized excavation which includes 7.7 million tonnes of waste.

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TABLE 17-8 NOVEMBER 2008 UNDERGROUND MINERAL RESOURCE
ESTIMATE

Measured Resources
Zone	Tonnes (x1000)	g/t Au	Ounces Au (x1000)	g/t Ag	Ounces Ag (x1000)
Upper Boundary	3,170	3.95	402	0.70	71
Indicated Resources
Zone	Tonnes (x1000)	g/t Au	Ounces Au (x1000)	g/t Ag	Ounces Ag (x1000)
Lower Boundary	5,961	3.89	745	1.03	197
Lucky	5,792	3.40	634	1.60	299
Upper Boundary	176	3.69	21	0.51	3
YD	10,874	3.49	1,221	1.04	362
Open Pit	4,995	1.70	270	-	-
Inferred Resources
Zone	Tonnes (x1000)	g/t Au	Ounces Au (x1000)	g/t Ag	Ounces Ag (x1000)
Lower Boundary	523	3.26	55	0.28	5
Lucky	1,763	3.39	192	1.55	88
Upper Boundary	84	3.66	10	-	-
YD	4,503	3.40	492	1.16	167
Open Pit	15	1.74	0.8	-	-

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18 OTHER RELEVANT DATA AND INFORMATION

     There are no other relevant data and information related to the November 2008 underground and Open Pit Mineral Resources. There are currently no Mineral Reserves at the YD Project.

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19 INTERPRETATION AND CONCLUSIONS

     The 2006-2008 drilling program expanded the YD Project underground resources. Northgate plans to complete the surface exploration drilling program in 2009 and is considering advancing a Feasibility Study. There remains good potential to increase the YD Project resources as syenite-hosted mineralization is open to the west, although difficult to follow through post-mineral fault off-sets and numerous dykes.

     The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. The A Lens is the largest continuous lens of mineralization defined to date and is probably correlated to the UBZ. It extends laterally east-west for at least 615m by 1,230m in the vertical dimension, and reaches a 36m maximum horizontal thickness while averaging 9.4m. The UBZ achieves the greatest horizontal thickness of 70.4m at 23,645mE and 9,805mEL and averages 19.3m over its entire longitudinal projection area.

     The current resource estimate is based on a US$750/oz gold price. There is potential to increase the true thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.

     There is evidence that there are a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors exist that host the resource lenses defined so far. Some of these lenses may grow and merge with adjacent lenses as the results for infill drilling become available. As more information becomes available, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

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     For underground, the Measured Mineral Resources as defined by NI 43-101, for the UBZ, totals 3.17 million tonnes at an average cut grade of 3.95g/tonne gold and 0.70 g/tonne silver containing 402,000 ounces of gold and 71,000 ounces of silver. For underground, the Indicated Mineral Resources as defined by NI 43-101, for the UBZ, LBZ, Lucky Zone, and YD Zone total 22.8 million tonnes at an average cut grade of 3.57g/tonne gold and 1.17g/tonne silver containing 2.62 million ounces of gold and 860,000 ounces of silver. The Inferred Mineral Resources as defined by NI 43-101 for the four above mentioned underground mineralized zones total 6.9 million tonnes at an average cut grade of 3.39g/tonne gold and 1.18g/tonne silver containing 0.75 million ounces of gold and 260,000 ounces of silver(Table 19-1).

TABLE 19-1 DECEMBER 2008 MINERAL RESOURCE ESTIMATE SUMMARY
Northgate Minerals Corporation – YD Project, Ontario

Classification	Tonnage (tonnes)	Gold [1] (g/t)	Silver [1] (g/t)	Gold [1] (ozs)	Silver[1] (ozs)
UG Measured Resource	3,170,000	3.95	0.7	402,000	71,000
UG Indicated Resource	22,804,000	3.57	1.17	2,621,000	860,000
UG Inferred Resources	6,873,000	3.39	1.18	748,000	260,000

Notes:

1.	Assays are cut to 20g/tonne gold and 20 g/tonne silver for all zones.

2.	Mineral Resources are estimated using an average long-term gold price of US $750 per ounce (C$806 per ounce).

3.	Underground mineralized wireframes constructed based on approximately a 1.70g/tonne Au cut-off grade, and a 1.3 g/tonne incremental cut-off grade and a minimum true thickness of three metres.

4.	Open Pit mineralized wireframes constructed based on approximately a 0.60g/tonne Au cut-off grade, and a minimum true thickness five metres.

5.	Resources are reported at a 2.3 internal cut-off grade.

6.	Underground blocks are 15m by 15m by 7m wide while Open Pit blocks are 5m by 5m by 5m. Both block models have a percent mineralization field.

7.	3.0m equal length composites created within the mineralized wireframes.

8.	Inverse distance squared grade interpolation.

9.	Standard search radii lengths and orientations employed for each mineralized lens.

10.	A 2.69 specific gravity was used.

11.	Maptek’s Vulcan® 7.5 software was used.

     Open Pit Indicated Mineral Resource as defined by NI 43-101, totals 4.9 million tonnes at an average cut grade of 1.7g/tonne gold and contain 270,000 ounces of gold. The Inferred Mineral Resources as defined by NI 43-101 for the Open Pit total 15 thousand tonnes at an average cut grade of 1.74g/tonne gold and contain 850 ounces of gold

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TABLE 19-2 CURRENT MICON 2004 MINERAL RESOURCE ESTIMATES
Northgate Minerals Corporation – YD Project, Ontario

Classification	Tonnage (tonnes)	Gold* (g/t)	Contained Gold* (ozs)
Total Indicated Open Pit Resources	4,955,000	1.70	270,000
Total Inferred Open Pit Resources	15,000	1.74	850

 * High assays to 20 g/t Au.

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20 RECOMMENDATIONS

The following work is warranted:

1.	Continue the surface drilling and surface exploration program. This includes the following activities:

Continue data verification and validation program on drill holes that support Open Pit and UBZ resources, particularly in reference to underground workings surveying.

Review the capping levels prior to the next resource estimate.

As new data become available, carry out trend analysis work including grade, thickness, and grade-times-thickness contouring on longitudinal projections, and geostatistical studies to determine possible plunge orientations and ranges of continuity for each lens.

Continue to refine the diabase wireframes. An area has been identified that suggests a refined interpretation could add resource tonnes in the LBZ U Lens.

Construct updated wireframes for the main rock types.

Try to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

Continue to carry out detailed structural mapping of surface outcrops, pits and underground workings.

Investigate the grade, distribution and metallurgical characteristics of the tungsten rich areas.

2.	Complete a Feasibility Study at the YD Project providing that resources defined from the drilling programs to date indicate a reasonable chance of a viable project.

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TABLE 20-1 2009 PROJECT BUDGET
Northgate Minerals Corporation – YD Project, Ontario

Program Description	Depth(m)	Unit Cost /m	Estimated Cost
Surface Exploration Diamond Drilling	5,000	$190	950,000
2009 TOTAL			950,000

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21 REFERENCES

AMEC, 2008, NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada, April 1 2008. Technical Report prepared for Northgate Minerals Corporation by P. Rocque P.Eng, W. Hamilton P. Eng., A Simon CPG, R. Welyhorsky, P. Eng., and S. Daniel P. Geo.

CIM, 2004, CIM Definition Standards on Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, November 14, 2004.

CIM, 2000, CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines, CIM Bulletin Vol. 93, No. 1044, October 2000.

CIM, 1996, CIM Mineral Resource/Reserve Classification: Categories, Definitions and Guidelines, CIM Bulletin CIM Bulletin Vol. 89, No. 1003, September 1996.

Corfu, F., Krogh, T.E., Kwok, Y.Y., Marmont, S., and Jensen, L., 1989, U-Pb Zircon Geochronology in the Southwestern Abitibi Greenstone Belt, Superior Province, Canadian Journal of Earth Sciences 26, p. 1747-1763.

Corfu, F. and Andrews, A.J., 1986, A U-Pb Age for Mineralized Nipissing Diabase, Gowganda, Canadian Journal of Earth Sciences, v. 23, p. 107-109

Dana, E.S. and Ford, W.E., 1958; Dana’s Textbook of Mineralogy With an Extended Treatise on Crystallography and Physical Mineralogy, Fourth Edition, November 1958.

Derry, D.R., Hopper, C.H., and McGowan, H.S., 1948, Matachewan Consolidated Mine in Structural Geology of Canadian Ore Deposits: CIMM Jubilee Volume I, p 638-643.

Edmunds, Carl, 2007, Young-Davidson Regional, Local and Property Geology, January, 2007., 5 p.

Northgate Minerals Corporation, 2008, Technical Report on the Underground Mineral Resource Estimates, at the Young Davidson Project, Matachewan, Ontario. C. Edmunds P. Geo.

Esson, D.W., 1980, Report on Potential Ore Reserves and Exploration/Development Program Central and Main Ore Zones, Young-Davidson Property, Matachewan, Ontario, Pamour Porcupine Mines, Limited, April 1980.

Esson, D.W., 1980, Report on Boundary Ore Zone, Young-Davidson and Matachewan Consolidated Mines Property, Matachewan, Ontario, Pamour Porcupine Mines, Limited, May 1980.

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NORTHGATE MINERALS CORPORATION

Evans, L., 2006, Technical Report on the Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario. Prepared For Northgate Minerals Corporation Scott-Wilson RPA

Evans, L., 2008, January 2008 Young-Davidson Resource Estimate Review. Internal Memo for Northgate Minerals Corporation Scott-Wilson RPA

Fairbairn, H. W., Hurley, P. M., Card, K. D., and Knight, C. J., 1969, Correlation of Radiometric Ages of Nipissing Diabase and Metasediments with Proterozoic Orogenic Events in Ontario, Canadian Journal of Earth Sciences, v. 6, p. 489-497.

Giroux, G.H., Young-Davidson – Data Review, Memorandum on Preliminary Variography Review Dated December 6, 2005.

Gryba, C., and Esson, D.W., Feasibility Study of Young-Davidson and Matachewan Consolidated Mines, Pamour Porcupine Mines, Limited, September 1980.

Heaman, L.M., 1988, A Precise U-Pb Zircon Age for a Hearst Dyke, Geological Association of Canada V13:A53.

JORC, 1996, Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, Report of the Joint Committee of the Austalasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, Joint Ore Reserves Committee (JORC).

Konst, Ron, 2006, Young-Davidson Project 2006 Drilling Program Sample Preparation and Analytical Quality Assurance Report as of September 25.

Konst, Ron, 2008, Young-Davidson Project 2007 Data Audit. Internal Memo Jan 21 2008.

Konst, Ron, 2009, Young-Davidson Project 2008 Data Audit. Internal Memo In prep Jan 2009.

Konst, Ron, 2006, Young-Davidson Project 2007 Drilling Program Sample Preparation and Analytical Quality Assurance Report as of December 20 2007

Lovell, H.L., 1967, Geology of the Matachewan Area: ODM Geological Report 51, 55 p.

MERQ–OGS, 1983, Lithostratigraphic map of the Abitibi Subprovince: Ontario Geological Survey / Ministère de l’Énergie et des Ressources, Québec, Map 2484 / DV83-16 Scale 1:500 000.

Micon International Limited, 2004, Technical Report on the Mineral Resource Estimate for the Matachewan Property, Powell, Cairo & Yarrow Townships, Larder Lake Mining Division, Ontario, Canada, NTS 41 P/15, NI 43-101 Report Prepared for Young-Davidson Mines, Limited by Reno Pressacco and Paul Gribble, August 2004.

21-2

NORTHGATE MINERALS CORPORATION

North, H.H., and Allen, C.C., 1948, Young-Davidson Mine in Structural Geology of Canadian Ore Deposits: CIMM Jubilee Volume I, p 633-637.

Panterra Geoservices Inc., 2003, Structural Study of the Surface Outcrops of the Matachewan Consolidated Mine, Powell Township, Ontario, Prepared for Young-Davidson Mines, Limited, by David A. Rhys, December 17, 2003.

Powell, W.G., Kilbourne, M.W., and Hodgson, C.J., 1991, Gold-Related Geology of the Matachewan Camp in Archean Gold Deposits of the Matachewan-Kirkland Lake-Larder Lake Area: Soc. Econ. Geo. Guidebook series, Volume 2, Lovell, H.L., Robinson, D.R., and Guindon, D.L., eds., p 72-88.

Royal Oak Mines Inc., 1997a, Comprehensive Study Report and Environmental Impact Statement: Unpublished Document prepared for submission to regulatory agencies, Volumes I, II and III.

Royal Oak Mines Inc., 1997b, Feasibility Study Update – May 1997: Unpublished Internal Company Document.

Skeeles, Brad E., J., 1989, Open Pit Potential for the Matachewan Deposit (a Pre-Feasibility Report): Unpublished Internal Company Document, 44 p.

Sinclair, W.D., 1980, Gold Deposits of the Matachewan Area, Ontario in Geology of Canadian Gold Deposits: CIMM Spec. Volume 24, Hodder, R.W., and Petruk, W., eds., p 83-93.

SRK Consulting (Canada) Inc., 2006, Scoping Study Report on the Young-Davidson Gold Project, Ontario, Report Prepared for Young-Davidson Mines, Limited by Ken Reipas and T. Rannelli, April 2006.

Webster, Colin, 2007, Northgate Young-Davidson Environmental Summary Dated January 8, 2007, by Blue Heron Solutions for Environmental Management, Timmins, 2 p.

Zalnieriunas, R. V., Pressacco, R., McCormack, D., and Beecham, A.W., 2003, 2002-2003 Diamond Drill Hole Logs M02-01 to M03-68 for the Matachewan Gold Project, Larder Lake Mining Division, Powell and Cairo Townships, Ontario, Canada, NTS 41P/15: Unpublished Internal Company Document, 728 p., maps and sections.

21-3

NORTHGATE MINERALS CORPORATION

22 SIGNATURE PAGE

     This report titled “Technical Report on the Underground and Open Pit Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario”, prepared for Northgate Minerals Corporation and dated Januray 23, 2009, was prepared and signed by the following author:

Dated at Vancouver, B.C.	Northgate Minerals Corporation
January 23, 2009	Carl Edmunds, M.Sc., P.Geo.
Exploration Manager

22-1

NORTHGATE MINERALS CORPORATION

23 CERTIFICATE OF QUALIFICATIONS

Carl Edmunds, M.Sc., P. Geo.

     I, Frederick Carl Edmunds, of 1115 Queens Avenue, West Vancouver, British Columbia, Canada, do hereby certify that:

     I have shared supervision of the 2006-2008 exploration program completed at Young-Davidson, reviewed all the geologic data contained herein, and am responsible for the preparation of this report dated January 23, 2009 entitled: “Technical Report on Underground and Open Pit Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario”. I was most recently at the Young-Davidson Property from January 12 – 16th 2009, and October 3-10th 2008 inclusive.

     I graduated from the University of Edinburgh in 1983 with a BSc (Honours) in Geology and then from Queens University, Kingston, Ontario in 1988 with an MSc in Mineral Exploration.

     I am a Professional Geoscientist (PGeo) registered with the Association of Professional Engineers and Geoscientists of British Columbia, member #19724, and have been a member in good standing since 1992.

     From 1985 until present I have been continuously employed as a Geologist in mineral exploration.

     I am not independent of the issuer applying all tests in section 1.4 of National Instrument 43-101. I am employed by Northgate Minerals Corporation which is a producing issuer.

     I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

     To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

23-1

NORTHGATE MINERALS CORPORATION

     I have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with that instrument and form.

Dated at Vancouver British Columbia, the 23th day of January 2009.

F.C. Edmunds

23-2

NORTHGATE MINERALS CORPORATION

24 APPENDIX 1

LIST OF CLAIMS

24-1

NORTHGATE MINERALS CORPORATION

TABLE 24-1 CLAIM LIST

Northgate Minerals Corporation ("Northgate")
Young Davidson Project

Land Tenure Holdings by Property	Tenures	Area (ha)	Area (acres)
Schaus, Clarke & Shirriff - Yarrow Twp. Property	28	466.23	1,152.04
Kiernicki & Fekete Property	3	178.07	440.01
Welsh Property	2	24.54	60.64
Matachewan Consolidated Mines Property	24	371.58	918.17
Shirriff Property	36	597.11	1,475.45
Sedex Mining Corp. - OKA Property	18	328.82	812.50
Young-Davidson (Northgate 100%) Property	44	2,194.07	5,421.54
Opawica Option Properties (5)	54	877.82	2,169.09
	209	5,038.22	12,449.43

Notes:
Matachewan Property : Licence of Occupation L.1007 area included - tenure holds surface rights & undersurface rights.
Location:
Davidson Mine location - NTS: 041P/15; UTM NAD83 Z17N - 5310000N; 523000E, Long. 80 41', Lat. 47 56'
Claim Maps: Larder Lake Mining Division, Plans G3218, G3209, M0260, M0237

Kiernicki & Fekete Property Northgate 100% subject to Purchase Agreement between Young-Davidson Mines, Limited and Kiernicki & Fekete dated May 8, 2003 (all tenures subject to 2% NSR Royalty)
Twp.	Title ID	Parcel No. or Claim Status	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.	No. of Tenures
CAIRO	1199662	Active Claim	Northgate Minerals Corporation	80.94	2002	5	N	N	Y	26-Aug-2010	P* W-LL-P1715	1
CAIRO	1199663	Active Claim	Northgate Minerals Corporation	64.752	2002	4	N	N	Y	26-Aug-2010		1
CAIRO	1199664	Active Claim	Northgate Minerals Corporation	32.376	2002	2	N	N	Y	26-Aug-2010		1
	3			178.07								3

Welsh Property
Northgate 100% subject to terms of Mining Lease Agreement between Pamour Porcupine Mines Limited and George Welsh dated April 26, 1979 and Amendment dated March 12, 1986 (all tenures subject to Royalty of C$1.50/ton)
Twp.	Title ID	Parcel No. or Claim Status	Lease No. Term (Yrs)	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	No. of Tenures
POWELL	L-316523	5397LT	107282 21	Northgate Minerals Corporation	14.524	2001	Y	Y		30-Jun-2022	1
POWELL	L-511097	5454LT	107440 21	Northgate Minerals Corporation	10.016	2003	Y	Y		30-Apr-2024	1
	2				24.54						2

24-2

NORTHGATE MINERALS CORPORATION

Schaus, Clarke & Shirriff Yarrow Twp. Property
Northgate 100% subject to Letter Agreement between Royal Oak Mines Inc. and Schaus, Clarke, Shirriff dated September 9, 1992 (all tenures subject to 2% NSR Royalty)
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.	No. of Tenures
YARROW	494591	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2012		1
YARROW	494592	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2012		1
YARROW	494593	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2012		1
YARROW	494594	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2012		1
YARROW	494595	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2012		1
YARROW	495895	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2012		1
YARROW	495896	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2013	W-LL-F1715	1
YARROW	495897	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2013	W-LL-F1715	1
YARROW	495898	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2012		1
YARROW	495899	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1977	1	N	N	Y	6-Mar-2012		1
YARROW	523116	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1979	1	N	N	Y	1-Mar-2011	(N/A)WL-21/ 95, F1715	1
YARROW	523117	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1979	1	N	N	Y	1-Mar-2011	(N/A)WL-21/ 95, F1715	1
YARROW	523118	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1979	1	N	N	Y	1-Mar-2011	N/A-21/95, F1715	1
YARROW	523119	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1979	1	N	N	Y	1-Mar-2011	(N/A)WL-21/ 95, F1715	1
YARROW	523141	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1979	1	N	N	Y	1-Mar-2011	(N/A)WL-21/ 95, F1715	1
YARROW	523142	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1979	1	N	N	Y	1-Mar-2011	(N/A)W-L-21/ 95	1
YARROW	523143	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1979	1	N	N	Y	1-Mar-2011	(N/A)W-L-21/ 95	1
YARROW	523144	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1979	1	N	N	Y	1-Mar-2011	(N/A)W-L-21/ 95	1
YARROW	523145	Active Claim			Northgate - 20% & Schaus - 80%	16.188	1979	1	N	N	Y	1-Mar-2011	(N/A)W-L-21/ 95	1
YARROW	MR 29666	4938LT	106668	21	Northgate Minerals Corporation	start ↓	1992		N	Y	30-Nov-2013		P* W-LL-F1715	1
YARROW	MR 29667	4938LT	106668	21	Northgate Minerals Corporation	↓	1992		N	Y	30-Nov-2013			1
YARROW	MR 29668	4938LT	106668	21	Northgate Minerals Corporation	↓	1992		N	Y	30-Nov-2013			1
YARROW	MR 29669	4938LT	106668	21	Northgate Minerals Corporation	↓	1992		N	Y	30-Nov-2013			1
YARROW	MR 29670	4938LT	106668	21	Northgate Minerals Corporation	↓	1992		N	Y	30-Nov-2013			1
YARROW	MR 29671	4938LT	106668	21	Northgate Minerals Corporation	↓	1992		N	Y	30-Nov-2013			1
YARROW	MR 29672	4938LT	106668	21	Northgate Minerals Corporation	↓	1992		N	Y	30-Nov-2013		P* W-LL-F1715	1
YARROW	MR 29675	4938LT	106668	21	Northgate Minerals Corporation	↓	1992		N	Y	30-Nov-2013		P* W-LL-F1715	1
YARROW	MR 29676	4938LT	106668	21	Northgate Minerals Corporation	158.653	1992		N	Y	30-Nov-2013			1
	28					466.23								28
Ontario MNDM Withdraw Order No.
(N/A) W-L-21/95: Surface & Mining Rights withdrawn from prospecting, staking, sale or lease. These claims were acquired before 1995 and are exempted from Order.
W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

24-3

NORTHGATE MINERALS CORPORATION

Matachewan Consolidated Mines Property
Northgate 100% subject to Mining Lease Agreement between Pamour Porcupine Mines Limited and Matachewan Consolidated Mines dated June 1, 1979 & Amendments dated (1981, 1984, 1988, 2000, 2006)
All tenures subject to Royalty of US$1.00/ton, Mining Leases 19019 & 19020 renewed - MNDM to issue new lease no. & expiry date
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.	No. of Tenures
CAIRO	T 18264	1172SEC	Patent		Matachewan Consolidated Mines Ltd.	14.41	1992		Y	Y		N/A		1
POWELL	MR 5379	3193LT	19020	10	Matachewan Consolidated Mines Ltd.	16.106	1998		Y	Y		30-Sep-2008		1
POWELL	MR 5380	3194LT	19019	10	Matachewan Consolidated Mines Ltd.	19.951	1998		Y	Y		30-Sep-2008		1
POWELL	MR 5402	4901LT	106561	21	Matachewan Consolidated Mines Ltd.	19.142	1991		N	Y		30-Sep-2012		1
POWELL	MR 5396	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	start ↓	1993		N	Y		30-Sep-2014		1
POWELL	MR 5412	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓	1993		N	Y		30-Sep-2014		1
POWELL	MR 5414	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓	1993		N	Y		30-Sep-2014		1
POWELL	MR 5415	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓	1993		N	Y		30-Sep-2014		1
CAIRO	MR 5417	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓	1993		N	Y		30-Sep-2014		1
CAIRO	MR 5454	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓	1993		N	Y		30-Sep-2014		1
CAIRO	MR 5455	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓	1993		N	Y		30-Sep-2014		1
CAIRO	MR 5707	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	↓	1993		N	Y		30-Sep-2014		1
POWELL	MR 5712	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	139.321	1993		N	Y		30-Sep-2014		1
POWELL	MR 5397	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	start ↓	1994		N	Y		31-Dec-2014		1
POWELL	MR 5398	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	↓	1994		N	Y		31-Dec-2014		1
POWELL	MR 5401	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	↓	1994		N	Y		31-Dec-2014		1
POWELL	MR 5403	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	↓	1994		N	Y		31-Dec-2014		1
POWELL	MR 5406	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	↓	1994		N	Y		31-Dec-2014		1
POWELL	MR 5408	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	100.664	1994		N	Y		31-Dec-2014		1
POWELL	MR 5413	5127LT	106953	21	Matachewan Consolidated Mines Ltd.	19.142	1994		N	Y		31-Mar-2015		1
CAIRO	MR 9655	5128LT	106954	21	Matachewan Consolidated Mines Ltd.	10.927	1994		N	Y		30-Apr-2015	P* W-LL-P1715	1
POWELL	MR 5991	5287LT	107051	21	Matachewan Consolidated Mines Ltd.	15.726	1997		N	Y		31-Dec-2017		1
CAIRO	537314	Active Claim			Northgate Minerals Corporation	16.188	1979	1	N	N	Y	30-Sep-2009		1
Licence of Occupation with Undersurface rights & Surface rights (Montreal River area)
CAIRO	L0 1007		T18264		Matachewan Consolidated Mines Ltd.	2.995	1945		Y	Y		N/A	W-LL-P1715	1
	24					371.58								24

Note: Licence of Occupation L.1007 enables holder to remove all ores & minerals from land covered by water (see Title T18264)

Ontario MNDM Withdraw Order No.
W-LL-P1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

24-4

NORTHGATE MINERALS CORPORATION

Shirriff Property
Northgate 100% subject to Agreement between Thomas J. Obradovich and John F. Shirriff dated September 25, 2001 All tenures subject to 2% NSR Royalty
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.	No. of Tenures
POWELL	MR 5386	4982LT	106655	21	Northgate Minerals Corporation	start ↓	1993		Y	Y		31-Mar-2014		1
POWELL	MR 5400	4982LT	106655	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Mar-2014		1
POWELL	MR 5568	4982LT	106655	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Mar-2014		1
POWELL	MR 5569	4982LT	106655	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Mar-2014		1
POWELL	MR 5570	4982LT	106655	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Mar-2014		1
POWELL	MR 5657	4982LT	106655	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Mar-2014		1
POWELL	MR 5659	4982LT	106655	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Mar-2014		1
POWELL	MR 5922	4982LT	106655	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Mar-2014		1
POWELL	MR 6032	4982LT	106655	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Mar-2014		1
POWELL	MR 9835	4982LT	106655	21	Northgate Minerals Corporation	173.08	1993		Y	Y		31-Mar-2014		1
POWELL	MR 33919	5060LT	106881	21	Northgate Minerals Corporation	start ↓	1993		Y	Y		31-Oct-2014	P* W-LL-F1715	1
POWELL	MR 33920	5060LT	106881	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Oct-2014		1
POWELL	MR 33921	5060LT	106881	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Oct-2014		1
POWELL	MR 33922	5060LT	106881	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Oct-2014		1
POWELL	MR 33923	5060LT	106881	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Oct-2014		1
POWELL	MR 33924	5060LT	106881	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Oct-2014		1
POWELL	MR 34250	5060LT	106881	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Oct-2014		1
POWELL	MR 34251	5060LT	106881	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Oct-2014		1
POWELL	MR 34252	5060LT	106881	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Oct-2014	P* W-LL-F1715	1
POWELL	MR 34253	5060LT	106881	21	Northgate Minerals Corporation	139.843	1993		Y	Y		31-Oct-2014		1
POWELL	MR 34242	5365LT	107257	21	Northgate Minerals Corporation	start ↓	1999		N	Y		30-Jun-2020		1
POWELL	MR 34243	5365LT	107257	21	Northgate Minerals Corporation	20.598	1999		N	Y		30-Jun-2020		1
POWELL	MR 35807	5390LT	106880	21	Northgate Minerals Corporation	start ↓	1993		Y	Y		31-Jul-2014	P* W-LL-F1715	1
POWELL	MR 38931	5390LT	106880	21	Northgate Minerals Corporation	↓	1993		Y	Y		31-Jul-2014	P* W-LL-F1715	1
POWELL	MR 39023	5390LT	106880	21	Northgate Minerals Corporation	63.831	1993		Y	Y		31-Jul-2014	W-LL-F1715	1
POWELL	MR 35902	5392LT	106882	21	Northgate Minerals Corporation	start ↓	1993		N	Y		31-Jul-2014	W-LL-F1715	1
POWELL	MR 39022	5392LT	106882	21	Northgate Minerals Corporation	29.684	1993		N	Y		31-Jul-2014	W-LL-F1715	1
POWELL	MR 40066	5391LT	106755	21	Northgate Minerals Corporation	start ↓	1993		N	Y		31-Jul-2014	W-LL-F1715	1
POWELL	MR 40067	5391LT	106755	21	Northgate Minerals Corporation	32.65	1993		N	Y		31-Jul-2014	W-LL-F1715	1
POWELL	MR 40068	5389LT	106757	21	Northgate Minerals Corporation	30.52	1993		Y	Y		31-Jul-2014	W-LL-F1715	1
POWELL	MR 40071	5389LT	106757	21	Northgate Minerals Corporation	11.04	1993		Y	Y		31-Jul-2014	W-LL-F1715	1
POWELL	MR 50439	5145LT	106876	21	Northgate Minerals Corporation	start ↓	1995		N	Y		31-Dec-2015		1
POWELL	MR 50440	5145LT	106876	21	Northgate Minerals Corporation	47.296	1995		N	Y		31-Dec-2015	W-LL-F1715	1
POWELL	512587	Active			Northgate Minerals Corporation	16.188	1979	1	N	N	Y	30-Sep-2009		1
POWELL	512588	Active			Northgate Minerals	16.188	1979	1	N	N	Y	30-Sep-2009	P* W-LL-F1715	1
POWELL	512589	Active			Corporation	16.188	1979	1	N	N	Y	30-Sep-2009	P* W-LL-F1715	1
	36					597.11								36
Ontario MNDM Withdraw Order No. W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

24-5

NORTHGATE MINERALS CORPORATION

Sedex Mining Corp. OKA Property
Northgate - 60%, SEDEX - 40%, Property held under Joint Venture Agreement between Northgate Minerals Corporation & Sedex Mining Corp.
Twp.	Title ID	Parcel No. or Claim Status	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Royalties	No. of Tenures
POWELL	1205862	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	27-Apr-2010	Nil	1
POWELL	1206077	Active Claim	Northgate Minerals Corporation	5.059	1995	1	N	N	Y	15-Sep-2013	3.0% NSR	1
POWELL	1206081	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	14-Dec-2010	3.0% NSR	1
POWELL	1206147	Active Claim	Northgate Minerals Corporation - 50% Canadian Royalties Inc. - 50%	16.188	1995	1	N	N	Y	4-Apr-2010	2.5% NSR	1
POWELL	1206148	Active Claim	Northgate Minerals Corporation - 50% Canadian Royalties Inc. - 50%	16.188	1995	1	N	N	Y	4-Apr-2010	2.5% NSR	1
POWELL	1206150	Active Claim	Northgate Minerals Corporation - 50% Canadian Royalties Inc. - 50%	16.188	1995	1	N	N	Y	4-Apr-2010	2.5% NSR	1
POWELL	1213838	Active Claim	Northgate Minerals Corporation	48.56	1997	3	N	N	Y	27-May-2011	3.0% NSR	1
CAIRO	1223270	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	17-May-2010	2.5% NSR	1
POWELL	1223271	Active Claim	Northgate Minerals Corporation	32.376	1995	2	N	N	Y	10-Apr-2010	2.5% NSR	1
POWELL	1223281	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	17-May-2010	2.5% NSR	1
POWELL	1223283	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	10-Apr-2010	2.5% NSR	1
POWELL	1223284	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	10-Apr-2010	2.5% NSR	1
POWELL	1223285	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	10-Apr-2010	2.5% NSR	1
POWELL	1223286	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	10-Apr-2010	2.5% NSR	1
POWELL	1223287	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	10-Apr-2010	2.5% NSR	1
POWELL	1223288	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	10-Apr-2010	2.5% NSR	1
POWELL	1224878	Active Claim	Northgate Minerals Corporation	16.188	1995	1	N	N	Y	10-Apr-2010	3.0% NSR	1
POWELL	3009961	Active Claim	Northgate Minerals Corporation	16.188	2002	1	N	N	Y	20-Sep-2010	2.5% NSR	1
	18			328.82		21						18

24-6

NORTHGATE MINERALS CORPORATION

Young-Davidson Property
Northgate - 100%, 3652378 Canada Inc. holds 0.5% NSR on 3 claims (1248827-29)
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term(Yrs)	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.	No. of Tenures
CAIRO	537315	Active Claim			Northgate Minerals Corporation	8.094	1979	1	N	N	Y	30-Sep-2009	NIL	W-LL-P1715	1
CAIRO	537316	Active Claim			Northgate Minerals Corporation	2.023	1979	1	N	N	Y	30-Sep-2009	NIL		1
CAIRO	537317	Active Claim			Northgate Minerals Corporation	8.094	1979	1	N	N	Y	30-Sep-2009	NIL	W-LL-P1715	1
POWELL	1207501	Active Claim			Northgate Minerals Corporation	16.188	1995	1	N	N	Y	6-Apr-2010	NIL	W-LL-F1715	1
POWELL	1207502	Active Claim			Northgate Minerals Corporation	259	1995	16	N	N	Y	6-Apr-2010	NIL	W-LL-F1715	1
POWELL	1207503	Active Claim			Northgate Minerals Corporation	32.376	1995	2	N	N	Y	6-Apr-2010	NIL		1
YARROW	1207504	Active Claim			Northgate Minerals Corporation	259	1995	16	N	N	Y	6-Apr-2010	NIL	W-LL-F1715	1
POWELL	1207505	Active Claim			Northgate Minerals Corporation	194.256	1995	12	N	N	Y	6-Apr-2009	NIL		1
YARROW	1207506	Active Claim			Northgate Minerals Corporation	242.82	1995	15	N	N	Y	6-Apr-2009	NIL		1
YARROW	1207507	Active Claim			Northgate Minerals Corporation	259	1995	16	N	N	Y	6-Apr-2009	NIL		1
POWELL	1207508	Active Claim			Northgate Minerals Corporation	48.564	1995	3	N	N	Y	6-Apr-2009	NIL		1
POWELL	1207509	Active Claim			Northgate Minerals Corporation	64.752	1995	4	N	N	Y	6-Apr-2010	NIL	W-LL-F1715	1
POWELL	1207510	Active Claim			Northgate Minerals Corporation	16.188	1995	1	N	N	Y	6-Apr-2009	NIL		1
POWELL	1207511	Active Claim			Northgate Minerals Corporation	48.564	1995	3	N	N	Y	6-Apr-2009	NIL		1
POWELL	1207512	Active Claim			Northgate Minerals Corporation	16.188	1995	1	N	N	Y	6-Apr-2009	NIL		1
POWELL	1207513	Active Claim			Northgate Minerals Corporation	16.188	1995	1	N	N	Y	6-Apr-2009	NIL		1
POWELL	1207514	Active Claim			Northgate Minerals Corporation	64.752	1995	4	N	N	Y	6-Apr-2010	NIL	P* W-LL-F1715	1
YARROW	1207515	Active Claim			Northgate Minerals Corporation	32.376	1995	2	N	N	Y	6-Apr-2010	NIL	W-LL-F1715	1
YARROW	1207516	Active Claim			Northgate Minerals Corporation	129.504	1995	8	N	N	Y	6-Apr-2009	NIL		1
CAIRO	1207518	Active Claim			Northgate Minerals Corporation	80.94	2001	5	N	N	Y	6-Apr-2009	NIL	P* W-LL-P1715	1
POWELL	1207521	Active Claim			Northgate Minerals Corporation	8.1347	2001	1	N	N	Y	15-Sep-2010	NIL		1
POWELL	1207522	Active Claim			Northgate Minerals Corporation	16.188	2001	1	N	N	Y	6-Apr-2009	NIL		1
POWELL	1207550	Active Claim			Northgate Minerals Corporation	16.188	2002	1	N	N	Y	6-Apr-2009	NIL		1
CAIRO	1248827	Active Claim			Northgate Minerals Corporation	16.188	2002	1	N	N	Y	7-Jun-2009	0.5 % NSR		1
CAIRO	1248828	Active Claim			Northgate Minerals Corporation	32.376	2003	2	N	N	Y	7-Jun-2009	0.5 % NSR		1
CAIRO	1248829	Active Claim			Northgate Minerals Corporation	16.188	2003	1	N	N	Y	5-Jun-2009	0.5 % NSR		1
CAIRO	3004550	Active Claim			Northgate Minerals Corporation	48.564	2003	3	N	N	Y	16-Sep-2010	NIL	P* W-LL-P1715	1
CAIRO	3004551	Active Claim			Northgate Minerals Corporation	32.376	2003	2	N	N	Y	18-Sep-2010	NIL		1
POWELL	MR 12506	3858LT	19190	10	Northgate Minerals Corporation	22.237	2003		Y	Y		30-Apr-2013	NIL		1
POWELL	MR 12507	3857LT	19191	10	Northgate Minerals Corporation	15.362	2003		Y	Y		30-Apr-2013	NIL		1
POWELL	MR 12508	3856LT	19192	10	Northgate Minerals Corporation	12.93	2003		Y	Y		30-Apr-2013	NIL		1
POWELL	MR 12509	3861LT	19197	10	Northgate Minerals Corporation	9.741	2003		Y	Y		30-Apr-2013	NIL		1
POWELL	MR 12510	3860LT	19196	10	Northgate Minerals Corporation	14.225	2003		Y	Y		30-Apr-2013	NIL		1
POWELL	MR 12511	3859LT	19195	10	Northgate Minerals Corporation	13.124	2003		Y	Y		30-Apr-2013	NIL		1
POWELL	MR 12512	3855LT	19194	10	Northgate Minerals Corporation	12.351	2003		Y	Y		30-Apr-2013	NIL		1
POWELL	MR 12610	3854LT	19193	10	Northgate Minerals Corporation	3.849	2003		Y	Y		30-Apr-2013	NIL		1
POWELL	MR 5371	3104LT	19574	10	Northgate Minerals Corporation	14.933	1997		Y	Y		30-Sep-2017	NIL		1
POWELL	MR 5372	3105LT	19575	10	Northgate Minerals Corporation	13.476	1997		Y	Y		30-Sep-2017	NIL		1
POWELL	MR 5374	3106LT	19576	10	Northgate Minerals Corporation	10.522	1997		Y	Y		30-Sep-2017	NIL		1
POWELL	MR 5375	3107LT	19577	10	Northgate Minerals Corporation	15.216	1997		Y	Y		30-Sep-2017	NIL		1
POWELL	MR 5376	4215LT	19411	10	Northgate Minerals Corporation	17.766	1996		Y	Y		30-Sep-2016	NIL		1
POWELL	MR 5383	3108LT	19578	10	Northgate Minerals Corporation	11.372	1997		Y	Y		30-Sep-2017	NIL		1
POWELL	MR 5399	4314LT	18848	10	Northgate Minerals Corporation	21.893	1997		Y	Y		31-Mar-2017	NIL		1
	43					2,194.07									43
Surface Rights Only- Fee Simple Lot within MR5408 & Licence of Occupation - Davidson Lake area Patent

POWELL	CL4871/ MR5408	23381			Northgate Minerals Corporation	0.228	1987		Y	N		N/A
	1
W-LL-F1715 & W-LL-P1715: Living Legacy Withdraw areas, P* indicates portion of claim withdrawn.

24-7

NORTHGATE MINERALS CORPORATION

Opawica Explorations Inc.

Northgate Option to earn 55% interest in properties of Letter Agreement dated May 29, 2008 between Opawica Explorations Inc.& Northgate Minerals Corporation, subject to the following Underlying Agreements.

In addition, Northgate acquired 100% interest of the surface rights of claims noted with #.

Opawica Schedule A Lands: Welsh Property
Underlying Property Purchase & Sale Agreement dated Sept 27, 2006 b/w Estate of Ethel Welsh and Opawica Explorations Inc. (All tenures subject to 2% NSR Royalty)
Twp.	Title ID	Parcel No. or Claim Status	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	No. of Tenures
Powell	4240385	Active Claim	Opawica Explorations Inc. - 100%	16.188	2002	1	N	N	Y	5-Jun-2010	1
Powell	340615	Active Claim	Opawica Explorations Inc. - 100%	16.188	2002	1	N	N	Y	3-Sep-2013	1
Powell	340616	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	3-Sep-2013	1
Powell	374013	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	4-Sep-2014	1
Powell	374014	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	4-Sep-2013	1
Powell	387779	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	3-Sep-2013	1
Powell	387780	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	3-Sep-2013	1
Powell	523195	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	30-Sep-2009	1
Powell	523196	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	30-Sep-2009	1
Powell	523197	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	30-Sep-2009	1
Powell	523198	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	30-Sep-2009	1
Powell	531566	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	# N	N	Y	30-Sep-2013	1
Powell	531567	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	# N	N	Y	30-Sep-2013	1
Powell	531568	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	30-Sep-2013	1
Powell	531613	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	# N	N	Y	30-Sep-2013	1
Powell	531614	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	# N	N	Y	30-Sep-2013	1
Powell	531615	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	30-Sep-2013	1
Powell	531815	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	30-Sep-2013	1
Powell	531816	Active Claim	Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	30-Sep-2013	1
	19			307.572							19

24-8

NORTHGATE MINERALS CORPORATION

Opawica Schedule A Lands: Welsh-Furneaux Property
Underlying Property Purchase & Sale Agreement dated Sept 27, 2006 b/w Estate of Ethel Welsh, Mary Beth Furneaux and Opawica Explorations Inc. (all tenures subject to 2% NSR Royalty)
Twp.	Title ID	Parcel No. or Claim Status	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.	No. of Tenures
Powell	374015	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	# N	N	Y	4-Sep-2013		1
Powell	374016	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	# N	N	Y	4-Sep-2013		1
Powell	374017	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	# N	N	Y	4-Sep-2013		1
Powell	374235	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	# N	N	Y	4-Sep-2013		1
Powell	374236	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	# N	N	Y	4-Sep-2013	P* W-LL-F1715	1
Powell	374237	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	N	N	Y	4-Sep-2013	P* W-LL-F1715	1
Powell	374238	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	N	N	Y	4-Sep-2013	P* W-LL-F1715	1
Powell	374239	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	N	N	Y	4-Sep-2013		1
Powell	374240	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	N	N	Y	4-Sep-2013		1
Powell	374241	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	N	N	Y	4-Sep-2013	P* W-LL-F1715	1
Powell	374242	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	N	N	Y	4-Sep-2013	P* W-LL-F1715	1
Powell	374243	Active Claim	Opawica Explorations Inc. - 100%	16.188	2001	1	N	N	Y	4-Sep-2013		1
	12			194.256								12
Ontario MNDM Withdraw Order No. W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.

Opawica Schedule A Lands: Stanwick Property
All tenures subject 2% NSR Royalty
Twp.	Title ID	Parcel No. or Claim Status	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	No. of Tenures
Powell	1206306	Active Claim	Opawica Explorations Inc. - 100%	16.188	1992	1	N	N	Y	28-Feb-2013	1
Powell	1206307	Active Claim	Opawica Explorations Inc. - 100%	16.188	1998	1	# N	N	Y	28-Feb-2013	1
Powell	511486	Active Claim	Opawica Explorations Inc. - 100%	16.188	1998	1	N	N	Y	4-Sep-2013	1
Powell	511487	Active Claim	Opawica Explorations Inc. - 100%	16.188	1991	1	N	N	Y	4-Sep-2013	1
Powell	511488	Active Claim	Opawica Explorations Inc. - 100%	16.188	1991	1	# N	N	Y	4-Sep-2013	1
Powell	511489	Active Claim	Opawica Explorations Inc. - 100%	16.188	1991	1	N	N	Y	4-Sep-2013	1
Powell	511490	Active Claim	Opawica Explorations Inc. - 100%	16.188	1991	1	N	N	Y	4-Sep-2013	1
	7			113.316							7

24-9

NORTHGATE MINERALS CORPORATION

Opawica Schedule A Lands: Walker Property
Underlying Property Option Agreement dated January 24, 2007 between Reginald (Rick) Walker and Opawica Explorations Inc. (All tenures subject to 2.5% NSR Royalty)
Mining Lease 104927 term renewed - waiting MNDM new lease no. & expiry date
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Surface Rights	Mining Rights	Expiry / Renewal Date	No. of Tenures
Powell	L372902	PCL5546	104927	21	Walker, Reginald F.	start ↓	1992	N	Y	30-Sep-2008	1
Powell	L372903	PCL5546	104927	21	Walker, Reginald F.	↓	1998	N	Y	30-Sep-2008	1
Powell	L373507	PCL5546	104927	21	Walker, Reginald F.	↓	1998	N	Y	30-Sep-2008	1
Powell	L367170	PCL5546	104927	21	Walker, Reginald F.	70.516	1991	# N	Y	30-Sep-2008	1
Powell	MR37455	4636LT	108116	21	Walker, Reginald F.	10.607	1993	Y	Y	30-Sep-2028	1
Powell	MR37456	4635LT	108117	21	Walker, Reginald F.	13.128	1993	Y	Y	30-Sep-2028	1
	6					94.25					6

Opawica Schedule A Lands: Camking Property
Underlying Property Option Agreement dated June 30, 2006 between Camking Exploration & Resources Ltd. and Opawica Explorations Inc. (All tenures subject to 2% NSR Royalty)
Twp.	Title ID	Parcel No. or Claim Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Recording or Grant Date	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	No. of Tenures
Powell	L372901	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	↓	1992		N	Y		31-Jul-2027	1
Powell	L372904	5502 1/2 LT	107876	21	Camking Exploration & Resources Ltd.	15.63	1998		# N	Y		31-Jul-2027	1
Powell	L372905	5502 1/2 LT	107876	21	Camking Exploration & Resources Ltd.	15.63	1998		# N	Y		31-Jul-2027	1
Powell	L372908	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	↓	1991		N	Y		31-Jul-2027	1
Powell	L372909	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	↓	1993		N	Y		31-Jul-2027	1
Powell	L372910	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	↓	1993		N	Y		31-Jul-2027	1
Powell	L372911	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	89.715	1993		N	Y		31-Jul-2027	1
Powell	L367899	5502 1/2 LT	107876	21	Camking Exploration & Resources Ltd.	15.63			N	Y		31-Jul-2027	1
Powell	L367900	5502 1/2 LT	107876	21	Camking Exploration & Resources Ltd.	15.63			N	Y		31-Jul-2027	1
Powell	4240386	Active Claim			Opawica Explorations Inc. - 100%	16.188		1	N	N	Y	5-Jun-2010	1
	10					168.42							10

24-10

NORTHGATE MINERALS CORPORATION

24-11

NORTHGATE MINERALS CORPORATION

25 APPENDIX 2
COMPOSITE CONTROL INTERVALS, LONGITUDINAL
SECTIONS

25-1

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD129	UG	A	35.1	132.6	97.5	3.309	0.0	0	22843	9821
YD08-78	UG	A	844.0	872.1	28.1	7.896	5.0	17	22728	9547
YD07-53	UG	A	1405.2	1486.0	80.8	2.622	2.7	66	23115	9033
YD07-56A	UG	A	1116.8	1171.2	54.4	3.570	3.0	74	23254	9310
YD08-59A	UG	A	1310.0	1348.5	38.5	4.971	3.3	30	23025	9175
YD06-21	UG	A	1260.9	1306.1	45.2	3.887	3.8	119	22791	9174
YD06-21A	UG	A	1238.4	1277.4	39.0	3.367	3.0	66	22806	9222
R-06	UG	A	261.0	307.5	46.5	2.817	1.9	56	23240	9974
YD90-32	UG	A	655.0	697.1	42.1	3.046	1.7	0	22872	9683
YD90-22x	UG	A	919.9	939.4	19.5	6.418	5.8	0	23223	9461
YD07-34	UG	A	850.1	870.7	20.5	5.729	4.1	11	22787	9553
R-02	UG	A	216.0	245.5	29.5	3.982	1.8	105	23187	10025
YD06-29	UG	A	1225.2	1253.6	28.4	4.081	2.5	2	23151	9388
YD08-82	UG	A	829.2	834.8	5.6	20.135	0.0	0	23204	9556
YD06-23	UG	A	901.6	932.7	31.1	3.564	2.7	1	22825	9504
YD06-17	UG	A	1052.8	1088.1	35.4	2.595	2.4	7	22852	9359
YD07-33E	UG	A	1359.3	1389.0	29.7	2.900	2.5	13	23252	9120
YD07-57	UG	A	858.0	877.2	19.2	4.445	3.7	0	22981	9535
YD128	UG	A	47.2	101.8	54.6	1.547	0.0	0	22828	9848
YD06-26	UG	A	1258.5	1289.6	31.1	2.664	2.4	190	22755	9175
YD08-68	UG	A	210.5	217.4	6.9	11.544	1.4	39	22954	10124
YD130	UG	A	0.0	30.5	30.5	2.571	0.0	0	22820	9949
YD07-45A	UG	A	1041.3	1065.2	23.9	3.231	2.2	224	23253	9372
YD06-17B	UG	A	1119.4	1154.9	35.5	2.098	1.9	1	22949	9303
YD07-50	UG	A	1045.6	1070.2	24.6	2.993	3.6	5	22761	9400
YD06-16C	UG	A	1317.5	1339.4	21.9	3.146	3.5	22	23251	9210
YD07-45	UG	A	1086.6	1102.5	15.9	4.299	2.7	2	23300	9323
YD06-10	UG	A	500.2	509.6	9.5	7.202	4.1	1	23251	9939
YD08-63C	UG	A	1124.9	1135.2	10.3	6.521	5.2	103	23071	9361
YD08-20F	UG	A	1337.0	1371.5	34.5	1.936	0.0	0	23418	9089
YD71	UG	A	50.3	76.2	25.9	2.542	0.0	0	22826	9888
YD07-55	UG	A	549.4	565.0	15.6	4.116	2.1	17	22811	9806
YD90-23	UG	A	727.4	745.8	18.4	3.283	1.4	67	22912	9634
YD08-63B	UG	A	1192.9	1218.0	25.1	2.309	3.0	123	23085	9271
YD07-36	UG	A	879.0	894.0	15.0	3.640	0.4	0	23019	9502
YD08-53C	UG	A	1332.5	1360.5	28.0	1.899	2.8	10	23080	9163
YD08-53B	UG	A	1326.2	1357.8	31.6	1.676	1.5	0	23030	9162
YR-45	UG	A	47.3	60.2	12.9	4.031	3.3	108	23359	10043
YD07-41	UG	A	958.9	972.3	13.4	3.642	1.8	0	23241	9460
YD07-56	UG	A	1082.5	1108.3	25.8	1.881	2.3	6	23255	9371
YD07-54	UG	A	367.5	384.0	16.5	2.892	0.9	11	22809	9981
YD06-27	UG	A	971.1	982.4	11.3	3.734	3.3	374	23078	9423
YD08-53E	UG	A	1373.0	1394.0	21.0	2.006	0.0	0	23194	9155
YD06-28	UG	A	996.4	1017.4	21.0	1.904	1.0	0	23163	9406
R-03A	UG	A	178.5	199.5	21.0	1.885	3.8	105	23219	10075
YD90-07	UG	A	683.8	703.2	19.4	1.951	0.0	0	22853	9660

25-2

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 2 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD08-59	UG	A	1396.0	1407.5	11.5	3.008	4.0	9	22988	9061
YD08-63	UG	A	1167.3	1179.8	12.5	2.757	3.8	12	23046	9295
YD06-16	UG	A	1482.2	1498.1	15.9	2.068	1.8	13	23191	8978
YD07-33B	UG	A	1396.5	1410.0	13.5	2.377	1.0	3	23255	9083
YD08-81	UG	A	1178.0	1186.3	8.3	3.730	0.0	0	22757	9305
YD08-69	UG	A	301.1	312.5	11.4	2.617	1.0	29	22917	10038
YD07-33D	UG	A	1359.0	1370.6	11.6	2.336	2.2	8	23317	9148
YD08-60	UG	A	387.1	396.0	8.9	2.938	1.2	15	23165	9974
YD07-52	UG	A	648.1	659.7	11.6	2.220	1.1	95	22787	9728
YD90-34	UG	A	691.6	697.1	5.5	4.597	2.3	0	22921	9690
YD06-31	UG	A	1226.8	1234.4	7.6	3.263	2.6	16	22920	9246
YD06-16A	UG	A	1347.0	1351.5	4.5	5.547	4.2	0	23273	9228
YD08-73	UG	A	345.5	358.5	13.0	1.878	0.5	39	22929	9982
YD89-07	UG	A	335.9	343.1	7.3	2.738	0.0	0	23342	10017
YD72	UG	A	40.5	46.9	6.4	2.628	0.0	0	22853	9888
YD06-19	UG	A	417.2	424.0	6.8	2.433	0.7	0	22982	9980
YD07-58	UG	A	979.7	984.0	4.3	3.578	2.4	0	23118	9403
YD07-43	UG	A	815.8	819.1	3.3	4.638	1.9	0	23252	9651
R-05	UG	A	210.0	217.5	7.5	2.019	1.8	14	23233	10040
YD08-78A	UG	A	764.1	768.8	4.7	2.992	2.2	10	22774	9641
YD08-80	UG	A	478.5	483.0	4.5	2.553	0.9	20	22913	9956
YD06-14	UG	A	332.2	336.8	4.6	2.438	1.3	3	23178	10071
YD07-33A	UG	A	1492.5	1497.0	4.5	2.373	4.0	0	23245	8968
YD06-25	UG	A	947.7	951.5	3.9	2.718	1.9	4	22977	9452
YD08-59D	UG	A	1337.7	1343.2	5.5	1.854	0.0	0	22901	9135
YD06-20D	UG	A	1314.1	1318.0	3.9	2.158	0.9	0	23468	9123
YD07-53A	UG	A	1514.6	1518.8	4.2	1.874	2.2	5	23239	9004
YD90-02	UG	A	354.4	358.8	4.3	1.545	0.0	0	23300	10009
YD06-22	UG	A	911.4	915.0	3.6	1.612	0.8	10	22870	9496
YD90-07	UG	B	607.2	637.3	30.2	3.570	0.0	0	22847	9728
YD90-21	UG	B	703.0	721.5	18.4	5.553	3.6	0	22816	9654
YD90-28	UG	B	619.8	626.4	6.5	8.718	0.0	0	22946	9729
YD72	UG	B	55.5	77.4	22.0	2.466	0.0	0	22839	9888
YD06-17	UG	B	940.5	954.9	14.4	2.840	2.9	0	22837	9467
YD07-35	UG	B	695.3	708.3	13.0	2.591	2.0	84	22940	9696
YD90-23	UG	B	621.8	627.0	5.2	5.810	0.0	0	22899	9737
YD08-69	UG	B	268.5	277.0	8.5	2.993	0.2	2	22915	10068
YD06-17B	UG	B	981.5	989.2	7.7	2.749	2.1	4	22902	9434
YD07-57	UG	B	744.7	756.5	11.8	1.803	2.6	42	22954	9637
YD06-31	UG	B	1089.9	1097.6	7.7	2.654	2.1	0	22887	9360
YD07-34	UG	B	794.3	806.5	12.2	1.597	0.8	15	22774	9604
YD06-24	UG	B	851.9	858.0	6.1	2.576	2.3	0	22877	9534
YD90-34	UG	B	573.3	579.9	6.6	2.011	0.0	0	22920	9794
YD08-73	UG	B	315.3	323.7	8.4	1.554	0.9	20	22927	10013
YD08-81	UG	B	1079.2	1086.1	6.9	1.861	0.0	0	22730	9381
YD08-59	UG	B	1180.5	1186.5	6.0	2.086	0.0	0	22947	9246
YD07-52	UG	B	611.3	615.8	4.5	2.027	0.9	33	22782	9763
YD07-50	UG	B	971.5	977.5	6.0	1.515	1.1	10	22743	9469

25-3

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 3 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD06-22	UG	B	812.7	816.9	4.2	1.860	4.0	0	22858	9580
YD71	UG	B	93.0	96.0	3.1	2.308	0.0	0	22799	9888
YD06-23	UG	B	827.8	832.4	4.6	1.429	1.5	0	22806	9579
YD08-69	UG	C	230.5	259.0	28.5	2.500	0.1	3	22915	10094
YD07-34	UG	C	810.1	822.7	12.5	2.892	2.3	18	22778	9590
YD06-17B	UG	C	1006.0	1012.2	6.3	5.707	4.4	0	22908	9413
YD06-24	UG	C	876.9	884.5	7.6	3.588	3.2	0	22880	9511
YD08-81	UG	C	1105.0	1110.0	5.0	2.880	0.0	0	22737	9362
YD90-34	UG	C	643.1	648.3	5.2	2.635	0.0	0	22921	9733
YD07-57	UG	C	762.5	770.3	7.8	1.649	1.6	19	22957	9623
YD72	UG	C	46.9	53.0	6.1	1.973	0.0	0	22850	9888
YD06-22	UG	C	831.5	840.3	8.8	1.310	1.7	42	22860	9561
YD06-17	UG	C	1001.3	1007.4	6.1	1.864	1.5	0	22844	9417
YD90-07	UG	C	646.5	649.8	3.4	2.940	0.0	0	22849	9703
YD90-21	UG	C	722.4	727.6	5.2	1.810	0.4	4	22818	9643
YD08-78A	UG	C	716.1	720.2	4.1	2.203	0.5	14	22763	9682
YD07-52	UG	C	626.0	630.5	4.5	1.333	0.4	10	22784	9750
YD06-24	UG	F	805.3	815.0	9.8	4.533	1.8	0	22873	9574
YD90-28	UG	F	592.5	604.4	11.9	3.292	2.1	111	22945	9753
YD90-34	UG	F	551.7	559.3	7.6	3.481	1.7	0	22920	9813
YD07-35	UG	F	680.3	687.8	7.5	3.293	1.8	352	22937	9711
YD06-31	UG	F	1065.9	1075.0	9.1	1.945	1.7	0	22882	9380
YD06-17B	UG	F	966.9	972.8	5.9	3.012	1.8	0	22897	9447
YD07-36	UG	F	711.6	714.8	3.2	4.632	3.5	0	22997	9656
YD90-23	UG	F	589.5	596.5	7.0	1.867	0.0	0	22895	9765
YD06-25	UG	F	808.2	815.3	7.2	1.660	1.7	0	22962	9577
YD90-21	UG	F	683.4	687.9	4.6	2.335	0.0	0	22813	9678
YD07-57	UG	F	728.4	735.0	6.6	1.586	1.0	48	22950	9654
YD06-17	UG	F	922.0	924.8	2.7	1.410	0.9	0	22835	9488
YD114	UG	FF	5.8	50.6	44.8	2.880	0.0	0	22957	9951
YD08-73	UG	FF	423.0	454.5	31.5	3.166	1.2	50	22935	9900
YD116	UG	FF	0.0	28.4	28.4	2.570	0.0	0	22940	9951
YD9599	UG	FF	259.7	281.3	21.6	3.304	0.0	0	22990	10104
YD9598	UG	FF	146.6	153.9	7.3	9.516	0.0	11	22983	10205
YD06-19	UG	FF	459.9	465.4	5.5	11.663	2.3	0	22984	9947
YD90-07	UG	FF	713.2	727.3	14.0	4.467	1.8	0	22856	9634
YD9597	UG	FF	117.7	129.2	11.6	3.982	1.1	30	22988	10242
YD92	UG	FF	64.0	78.0	14.0	3.060	0.0	0	22968	10254
YD08-69	UG	FF	374.0	388.1	14.1	2.854	1.2	11	22921	9973
YD08-70A	UG	FF	186.5	196.7	10.2	3.500	1.3	36	22973	10149
YD75	UG	FF	7.6	16.5	8.8	4.020	0.0	0	22878	9888
YD08-80	UG	FF	374.5	385.0	10.5	2.588	1.8	77	22911	10035
YD96115	UG	FF	136.6	145.7	9.1	2.582	0.3	10	23074	10244
YD08-68	UG	FF	304.6	313.0	8.4	2.491	0.8	12	22954	10037
YD9592	UG	FF	130.5	138.1	7.6	2.623	0.0	0	23048	10244
BM2U	UG	FF	56.4	60.5	4.2	3.888	0.0	0	22960	10254
YD07-55	UG	FF	623.0	630.0	7.0	2.228	1.5	14	22815	9741

25-4

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 4 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD9595	UG	FF	251.2	257.6	6.4	2.007	0.0	0	23052	10102
YD96124	UG	FF	113.7	119.8	6.1	1.872	0.0	0	22964	10247
YD90-32	UG	FF	721.3	725.4	4.1	2.157	0.0	0	22874	9639
YD108	UG	FF	23.0	26.8	3.8	2.256	0.0	0	22997	9951
YD96120	UG	FF	156.4	162.5	6.1	1.349	0.0	0	23031	10226
YD115	UG	FF	47.2	50.3	3.1	2.057	0.0	0	22938	9880
YD117	UG	FF	30.5	33.5	3.1	1.717	0.0	0	22956	9880
YD112	UG	FF	8.7	13.9	5.3	0.030	0.0	0	22981	9951
YD08-63B	UG	H	1237.5	1248.0	10.5	2.739	1.6	10	23091	9239
YD08-63	UG	H	1222.8	1229.1	6.3	3.691	2.8	10	23050	9251
YD08-63C	UG	H	1167.2	1178.2	11.0	1.665	0.0	0	23078	9327
YD08-53C	UG	H	1398.5	1409.0	10.5	1.743	3.3	4	23091	9119
YD08-59	UG	H	1430.5	1434.6	4.1	3.309	2.4	0	22995	9036
YD08-53E	UG	H	1397.0	1402.7	5.7	1.923	0.0	0	23199	9143
YD06-27	UG	H	1011.9	1016.5	4.6	1.443	0.5	0	23086	9390
YD08-53B	UG	H	1365.0	1368.0	3.0	1.895	0.0	0	23031	9143
YD08-64	UG	H	725.5	728.8	3.3	1.677	1.8	17	23148	9655
YD90-15	UG	NN	548.3	578.7	30.3	3.817	1.2	10	23113	9806
YD90-19	UG	NN	390.5	406.0	15.5	3.146	0.0	0	23117	9943
YD90-31	UG	NN	504.8	524.5	19.8	2.344	1.7	139	23176	9832
YD08-64	UG	NN	590.3	615.2	24.9	1.662	1.8	19	23136	9765
YD90-12	UG	NN	458.7	463.9	5.2	4.815	0.8	0	23145	9875
YD06-11	UG	NN	407.8	414.2	6.4	2.915	1.6	0	23177	9940
YD08-61	UG	NN	688.4	693.0	4.6	3.201	3.6	17	23064	9694
YD90-24	UG	NN	600.5	606.6	6.1	2.332	0.0	0	23092	9758
R-02	UG	NN	343.5	349.5	6.0	2.142	0.0	0	23180	9946
YD90-33	UG	NN	533.7	539.8	6.1	1.554	0.0	0	23179	9802
YD90-20	UG	NN	639.5	644.0	4.6	1.520	0.0	0	23123	9707
YD06-16	UG	Q	1330.5	1344.8	14.4	2.179	1.8	7	23182	9109
YD08-53E	UG	Q	1269.5	1274.0	4.5	2.800	0.0	0	23162	9238
YD07-53A	UG	Q	1351.5	1355.1	3.6	2.464	2.0	10	23162	9130
YD07-53	UG	Q	1364.3	1369.3	5.0	1.678	15.4	0	23097	9101
YD06-29	UG	Q	1290.8	1294.6	3.7	1.668	0.3	0	23139	9356
YD06-01B	UG	U	1063.0	1118.6	55.6	10.408	9.0	9	23433	9396
YD9530X	UG	U	890.9	979.0	88.1	3.231	0.0	0	23453	9424
YD06-01A	UG	U	1064.7	1133.6	68.9	3.934	2.6	16	23375	9370
YD9530A	UG	U	868.7	931.2	62.5	4.151	4.0	127	23495	9488
YD07-56A	UG	U	1041.0	1074.2	33.2	6.471	5.4	105	23235	9382
YD07-47	UG	U	740.1	780.9	40.8	4.102	2.0	10	23528	9626
YD9616A	UG	U	812.3	845.6	33.3	5.019	0.0	0	23431	9544
YD07-45A	UG	U	963.7	1010.5	46.8	3.313	2.0	9	23249	9426
YD06-20C	UG	U	1164.6	1201.2	36.7	4.112	1.8	0	23432	9336
YD07-49A	UG	U	625.2	659.1	33.9	4.249	1.8	64	23511	9732
YD9543A	UG	U	661.4	688.2	26.7	5.165	1.7	40	23487	9679
YD06-09	UG	U	1039.3	1055.1	15.9	8.102	13.2	17	23529	9316
YD90-09	UG	U	880.0	908.0	28.0	4.448	2.9	28	23524	9475
YD9543	UG	U	747.5	785.2	37.7	3.051	1.6	0	23467	9579

25-5

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 5 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD06-01	UG	U	1126.2	1169.8	43.6	2.591	2.1	0	23348	9288
YD90-12	UG	U	467.6	497.7	30.2	3.732	2.0	71	23149	9855
YD07-33A	UG	U	1407.9	1446.0	38.1	2.715	3.1	79	23248	9026
YD06-20B	UG	U	1190.2	1243.6	53.4	1.851	1.2	0	23468	9278
YD90-28	UG	U	674.5	683.7	9.2	9.251	0.0	0	22950	9676
YD08-64	UG	U	662.2	693.5	31.3	2.609	1.3	43	23143	9698
YD07-41	UG	U	932.1	952.4	20.3	3.965	2.9	39	23239	9480
YD08-20F	UG	U	1269.0	1312.9	43.9	1.825	0.0	0	23412	9143
YD07-33	UG	U	1409.2	1434.2	24.9	2.933	2.8	27	23275	9015
YD06-16A	UG	U	1237.3	1253.6	16.4	4.441	2.9	40	23242	9281
YD90-16	UG	U	821.0	834.5	13.6	5.221	2.5	2	23406	9540
YD06-01D	UG	U	1043.9	1054.9	11.0	6.362	1.9	4	23370	9430
YD08-59	UG	U	1367.0	1390.2	23.2	2.856	0.0	0	22983	9081
YD07-56	UG	U	1046.3	1063.8	17.5	3.765	2.6	0	23246	9403
YD08-76B	UG	U	1258.0	1278.7	20.7	2.909	0.0	0	23520	9181
YD06-11	UG	U	448.1	470.2	22.1	2.593	2.8	94	23180	9896
YD07-33D	UG	U	1282.5	1308.0	25.5	2.081	2.1	314	23304	9199
YD06-01C	UG	U	1023.8	1030.2	6.4	8.122	8.9	0	23374	9461
YD07-42A	UG	U	959.0	971.0	12.0	4.113	3.4	24	23567	9444
YD9544	UG	U	878.4	896.0	17.5	2.789	0.8	0	23389	9493
YD07-58	UG	U	954.7	966.0	11.3	4.314	0.2	0	23113	9422
R-06	UG	U	319.5	337.5	18.0	2.571	1.3	5	23243	9941
YD08-81	UG	U	1140.3	1145.9	5.6	7.982	0.0	0	22746	9335
YD08-76A	UG	U	1195.9	1206.9	11.0	3.946	0.0	0	23553	9291
YD06-31	UG	U	1179.6	1200.9	21.3	2.019	1.2	52	22910	9279
YD08-63C	UG	U	1086.0	1095.0	9.0	4.757	3.3	160	23066	9392
YD06-16	UG	U	1429.5	1453.9	24.4	1.749	2.2	7	23188	9019
YD07-34	UG	U	830.7	843.8	13.1	3.171	2.4	14	22782	9572
YD08-53B	UG	U	1279.5	1296.0	16.5	2.437	3.0	129	23026	9206
YD06-20D	UG	U	1293.0	1310.3	17.3	2.309	2.6	8	23465	9136
YD08-67	UG	U	1091.1	1098.5	7.4	5.229	3.3	6	23589	9343
YD06-22	UG	U	861.1	868.7	7.6	4.946	3.4	77	22864	9537
YD90-15	UG	U	622.4	632.8	10.4	3.584	0.9	0	23118	9749
YD07-47A	UG	U	693.5	703.0	9.5	3.907	1.3	12	23517	9700
YD07-33E	UG	U	1274.1	1285.7	11.6	3.196	4.1	9	23254	9193
YD06-20E	UG	U	1221.5	1232.0	10.5	3.354	3.1	48	23520	9246
YD06-20A	UG	U	1312.2	1318.9	6.7	5.131	19.9	9	23469	9108
YD90-31	UG	U	550.0	566.6	16.6	2.037	0.4	0	23178	9792
YD9537	UG	U	359.4	377.7	18.3	1.849	0.2	0	23160	9987
YD06-13	UG	U	784.3	794.5	10.2	2.929	1.1	0	23400	9603
YD06-27	UG	U	941.5	950.5	9.0	3.315	2.7	0	23072	9450
YD07-42B	UG	U	875.5	883.7	8.2	3.619	1.8	0	23560	9553
YD08-59A	UG	U	1263.5	1271.0	7.5	3.875	2.1	96	23006	9223
R-03A	UG	U	225.9	240.9	15.0	1.904	1.5	34	23224	10050
YD08-78	UG	U	828.7	837.5	8.8	3.134	2.4	12	22726	9569
YD07-57	UG	U	790.6	803.0	12.4	2.141	1.8	11	22964	9597
YD07-48	UG	U	868.5	874.2	5.7	4.643	1.3	3	23220	9526

25-6

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 6 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD08-61	UG	U	773.0	785.3	12.3	2.077	1.5	13	23075	9618
YD90-03	UG	U	542.1	550.2	8.1	3.059	0.0	0	23419	9794
YD06-21A	UG	U	1192.2	1205.4	13.2	1.861	3.3	97	22789	9269
YD08-59D	UG	U	1288.5	1295.7	7.2	3.080	0.0	0	22896	9174
YD9542	UG	U	501.7	507.2	5.5	3.817	0.2	2	23426	9877
YD90-19	UG	U	419.4	425.5	6.1	3.293	0.3	0	23117	9920
YD07-53A	UG	U	1405.8	1413.2	7.4	2.664	2.1	45	23187	9086
YD06-26	UG	U	1207.7	1214.0	6.3	2.850	2.0	0	22750	9231
YD08-60	UG	U	351.0	360.0	9.0	1.989	2.9	14	23164	10005
YD90-34	UG	U	674.8	679.7	4.9	3.674	0.0	0	22921	9705
YD90-07	UG	U	650.8	657.2	6.4	2.603	0.0	0	22849	9697
YD08-63	UG	U	1120.3	1126.3	6.0	2.723	2.7	362	23042	9338
YD08-59C	UG	U	1276.0	1283.4	7.4	2.196	0.0	0	22926	9195
YD07-33B	UG	U	1289.2	1300.1	10.9	1.487	1.9	0	23253	9173
YD90-23	UG	U	681.7	688.3	6.6	2.304	0.0	0	22906	9681
YD90-22x	UG	U	880.0	888.0	8.0	1.877	2.3	0	23210	9501
YD07-33C	UG	U	1284.2	1291.0	6.8	1.996	3.0	0	23303	9203
YD06-25	UG	U	927.0	932.0	5.0	2.660	2.0	66	22974	9470
YD08-53C	UG	U	1283.0	1290.2	7.2	1.775	1.8	16	23070	9209
YD90-21	UG	U	728.5	733.5	5.0	2.312	0.0	0	22819	9637
YD90-33	UG	U	593.1	596.8	3.7	3.154	0.0	0	23180	9747
YD90-24	UG	U	690.1	693.7	3.7	3.096	0.0	0	23105	9677
YD08-53E	UG	U	1281.5	1286.0	4.5	2.317	0.0	0	23166	9229
R-05	UG	U	303.2	310.0	6.8	1.493	0.8	16	23247	9979
YD07-50	UG	U	1022.5	1028.5	6.0	1.632	1.7	15	22754	9426
R-02	UG	U	293.4	297.8	4.4	2.160	0.0	0	23183	9980
YD06-29	UG	U	1276.0	1280.8	4.8	1.869	0.8	0	23142	9365
YD08-63B	UG	U	1183.0	1187.0	4.0	2.099	1.9	8	23081	9288
YD07-45	UG	U	1016.8	1022.5	5.7	1.352	1.7	0	23288	9388
YD08-78A	UG	U	740.8	745.5	4.7	1.620	3.0	0	22768	9660
YD06-28	UG	U	984.8	989.2	4.3	1.713	0.0	0	23159	9423
YD07-53	UG	U	1373.5	1377.0	3.5	1.786	6.6	4	23099	9093
YD08-75A	UG	UBZ	432.5	782.5	350.0	4.125	2.7	30	23649	9746
YD08-75	UG	UBZ	365.0	493.0	128.0	4.068	3.1	25	23636	9920
YR-36	UG	UBZ	61.0	105.0	44.0	11.130	2.9	83	23583	10097
YD90-5B	UG	UBZ	582.8	643.8	61.0	5.036	2.8	671	23625	9743
YD90-01	UG	UBZ	241.7	289.5	47.8	6.203	0.0	0	23565	10089
YR-16	UG	UBZ	47.0	101.8	54.8	5.316	2.9	112	23569	10101
MCM1256	UG	UBZ	39.9	108.2	68.3	4.211	0.0	0	23633	9810
YD9551	UG	UBZ	215.5	259.5	44.0	6.382	1.2	19	23542	10122
YR-17	UG	UBZ	29.0	73.0	44.0	6.336	1.3	27	23570	10131
YR-14	UG	UBZ	61.0	117.1	56.1	4.851	3.8	53	23599	10086
YD9554	UG	UBZ	264.6	284.4	19.8	13.488	1.6	151	23506	10098
YD89-04	UG	UBZ	232.0	294.7	62.8	4.196	0.0	0	23591	10081
YD88-09	UG	UBZ	237.1	270.7	33.5	7.476	0.0	0	23555	10108
YD08-62	UG	UBZ	515.8	573.5	57.7	4.244	1.9	50	23630	9836
YD90-05	UG	UBZ	553.6	602.9	49.3	4.486	1.8	302	23629	9782

25-7

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 7 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
MR-04	UG	UBZ	42.3	75.0	32.7	6.546	0.0	0	23614	10149
MCM1210	UG	UBZ	55.5	106.4	50.9	4.070	0.0	0	23676	9850
YD89-05	UG	UBZ	267.3	317.6	50.3	3.978	0.0	0	23554	10063
MR-05	UG	UBZ	47.3	85.0	37.7	5.049	3.9	43	23617	10136
YR-30	UG	UBZ	48.8	97.3	48.5	3.882	2.1	42	23600	10105
YD08-75	UG	UBZ	229.8	284.0	54.2	3.471	2.4	189	23611	10089
MCM1252	UG	UBZ	108.2	156.1	47.9	3.910	0.0	0	23685	9676
YR-37	UG	UBZ	58.0	128.0	70.0	2.662	1.9	69	23580	10080
YR-15	UG	UBZ	64.9	109.8	44.9	4.054	2.7	14	23569	10077
MCM47	UG	UBZ	88.4	163.1	74.7	2.416	0.0	0	23551	10039
YR-35	UG	UBZ	45.5	79.1	33.6	4.645	1.5	226	23587	10114
YR-31	UG	UBZ	39.1	77.6	38.5	3.994	1.1	45	23598	10134
YD90-25	UG	UBZ	489.5	524.0	34.5	4.417	1.8	14	23657	9871
YR-42	UG	UBZ	106.3	168.0	61.7	2.448	1.8	21	23530	10067
YD89-01	UG	UBZ	194.2	241.9	47.7	3.098	0.0	0	23573	10135
MR-03	UG	UBZ	41.7	72.1	30.4	4.625	1.5	53	23611	10160
YR-50	UG	UBZ	67.5	89.4	21.9	6.408	2.1	19	23538	10011
YD98	UG	UBZ	14.0	56.4	42.4	3.249	0.0	0	23638	9887
YD06-06	UG	UBZ	314.6	359.7	45.1	2.953	2.5	10	23585	10063
YR-12	UG	UBZ	34.1	71.0	36.9	3.592	1.5	30	23599	10146
MCM53	UG	UBZ	102.1	164.6	62.5	2.090	0.0	0	23547	10062
YD99	UG	UBZ	77.7	134.1	56.4	2.292	0.0	0	23634	9887
YR-20	UG	UBZ	30.2	53.8	23.6	5.442	1.4	46	23509	10108
YR-13	UG	UBZ	38.4	87.1	48.7	2.612	0.8	12	23601	10121
YD08-75A	UG	UBZ	235.2	285.0	49.8	2.546	2.4	137	23609	10086
MCM52	UG	UBZ	115.8	140.2	24.4	4.970	0.0	0	23587	10072
YR-25	UG	UBZ	64.2	101.5	37.3	3.176	1.4	209	23540	10101
MCM1187	UG	UBZ	47.2	77.7	30.5	3.871	0.0	0	23702	9886
MCM1185	UG	UBZ	29.0	50.3	21.3	5.387	0.0	0	23720	9886
YR-38	UG	UBZ	37.0	46.9	9.9	11.394	1.4	6	23587	10125
YR-34	UG	UBZ	69.0	79.8	10.8	10.328	2.2	94	23614	10093
MCM1228	UG	UBZ	76.2	103.6	27.4	3.807	0.0	0	23673	9833
MCM1221	UG	UBZ	56.7	72.9	16.2	6.062	0.0	0	23684	9807
YR-38	UG	UBZ	62.0	72.0	10.0	9.646	4.2	43	23580	10128
MR-02	UG	UBZ	64.0	83.0	19.0	5.063	2.8	39	23628	10159
MCM55	UG	UBZ	112.8	143.3	30.5	3.114	0.0	0	23613	9934
MCM1260	UG	UBZ	46.9	68.6	21.6	4.227	0.0	0	23721	9782
YR-33	UG	UBZ	61.3	86.0	24.7	3.546	3.1	148	23614	10107
MCM47	UG	UBZ	173.7	201.8	28.1	3.088	0.0	0	23503	10039
YD08-75	UG	UBZ	514.5	529.5	15.0	5.678	9.3	109	23651	9828
MCM946	UG	UBZ	185.4	208.8	23.4	3.549	0.0	0	23637	10039
YR-18	UG	UBZ	51.0	64.0	13.0	6.326	1.8	48	23566	10162
MCM51	UG	UBZ	94.5	121.9	27.4	2.930	0.0	0	23602	9985
MCM46	UG	UBZ	94.2	114.0	19.8	4.010	0.0	0	23597	10039
MCM910	UG	UBZ	85.0	106.4	21.4	3.516	0.0	0	23787	10038
YD89-06	UG	UBZ	198.9	223.1	24.2	3.046	0.0	0	23596	10144
MCM1197	UG	UBZ	19.5	36.7	17.2	4.117	0.0	0	23790	9870

25-8

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 8 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
MR-07	UG	UBZ	56.1	76.0	19.9	3.521	0.4	28	23613	10120
MCM1179	UG	UBZ	0.0	20.1	20.1	3.471	0.0	0	23778	9886
MCM1123	UG	UBZ	67.7	82.6	14.9	4.530	0.0	0	23788	9885
MCM49	UG	UBZ	147.8	166.2	18.4	3.600	0.0	0	23506	10039
MCM1111	UG	UBZ	0.0	12.5	12.5	5.140	0.0	0	23778	9962
MCM1258	UG	UBZ	51.8	67.1	15.2	4.078	0.0	0	23700	9780
MCM54	UG	UBZ	134.1	160.6	26.5	2.325	0.0	0	23526	9980
YD08-83	UG	UBZ	698.8	726.5	27.7	2.134	0.0	0	23651	9678
YR-39	UG	UBZ	40.0	47.7	7.7	7.059	3.5	22	23587	10136
YR-25	UG	UBZ	34.5	45.7	11.2	4.734	1.0	60	23541	10116
MCM52	UG	UBZ	71.6	88.4	16.8	3.150	0.0	0	23611	10059
MCM1250	UG	UBZ	121.6	131.7	10.1	5.155	0.0	0	23705	9682
MCM1221	UG	UBZ	108.5	126.8	18.3	2.800	0.0	0	23656	9807
MCM1211	UG	UBZ	69.0	85.7	16.6	3.070	0.0	0	23685	9829
YD100	UG	UBZ	120.4	146.3	25.9	1.964	0.0	0	23603	9887
MCM1209	UG	UBZ	78.9	93.5	14.6	3.415	0.0	0	23719	9801
YR-32	UG	UBZ	69.5	78.0	8.5	5.686	32.6	433	23599	10173
YD9557	UG	UBZ	299.6	308.8	9.1	5.116	0.0	0	23486	10116
YR-21	UG	UBZ	61.7	78.0	16.3	2.843	2.3	4	23508	10108
MCM58	UG	UBZ	30.5	45.7	15.2	2.902	0.0	0	23616	10011
MCM1208	UG	UBZ	92.3	100.6	8.3	5.349	0.0	0	23702	9804
YD89-06	UG	UBZ	175.9	184.1	8.2	5.338	0.0	0	23593	10172
MCM1211	UG	UBZ	46.0	55.8	9.8	4.490	0.0	0	23695	9848
MCM1102	UG	UBZ	0.0	7.6	7.6	5.624	0.0	0	23629	10117
YD06-03	UG	UBZ	336.2	358.1	22.0	1.895	2.3	11	23528	10054
MCM1175	UG	UBZ	3.1	19.8	16.8	2.430	0.0	0	23797	9886
YD90-27	UG	UBZ	334.8	346.6	11.7	3.469	0.0	0	23582	10015
MR-07	UG	UBZ	84.0	95.0	11.0	3.656	1.7	37	23617	10120
YR-24	UG	UBZ	64.0	79.0	15.0	2.647	2.0	439	23540	10132
YD90-05	UG	UBZ	612.0	628.5	16.5	2.353	0.0	0	23637	9743
MCM1174	UG	UBZ	0.0	4.3	4.3	8.989	0.0	0	23791	9884
MCM1233	UG	UBZ	54.9	75.6	20.7	1.819	0.0	0	23693	9753
MCM53	UG	UBZ	190.6	199.6	9.0	4.010	0.0	0	23500	10072
MCM54	UG	UBZ	105.2	128.9	23.8	1.510	0.0	0	23552	9990
YR-49	UG	UBZ	85.0	99.0	14.0	2.489	1.3	13	23509	10032
MCM1195	UG	UBZ	0.0	11.1	11.1	3.090	0.0	0	23733	9886
YR-49	UG	UBZ	34.6	40.5	5.9	5.686	1.5	23	23509	10032
YR-48	UG	UBZ	93.8	101.4	7.6	4.334	4.9	21	23513	10003
YD08-62	UG	UBZ	581.0	591.4	10.4	3.013	2.5	17	23636	9800
MCM1235	UG	UBZ	68.6	76.5	7.9	3.840	0.0	0	23715	9747
YD08-65	UG	UBZ	491.3	503.2	11.9	2.531	2.4	143	23584	9871
MCM1192	UG	UBZ	0.0	16.5	16.5	1.782	0.0	0	23693	9887
YR-15	UG	UBZ	122.0	132.4	10.4	2.668	1.4	76	23568	10057
MCM1184	UG	UBZ	0.0	10.8	10.8	2.545	0.0	0	23791	9889
MCM1112	UG	UBZ	0.9	8.8	7.9	3.321	0.0	0	23788	9962
YD9554	UG	UBZ	292.0	299.5	7.5	3.448	2.6	12	23507	10082
MCM1182	UG	UBZ	0.0	7.8	7.8	3.290	0.0	0	23780	9889

25-9

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 9 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
MR-01	UG	UBZ	82.6	94.0	11.4	2.257	4.0	274	23629	10098
MCM1233	UG	UBZ	83.5	92.7	9.1	2.710	0.0	0	23699	9735
MCM1228	UG	UBZ	54.0	65.5	11.6	2.119	0.0	0	23689	9824
MCM1173	UG	UBZ	12.2	21.0	8.8	2.710	0.0	0	23790	9886
YR-39	UG	UBZ	60.0	68.0	8.0	2.828	2.7	26	23581	10143
YR-50	UG	UBZ	117.0	127.5	10.5	2.153	0.0	0	23536	10004
MCM1191	UG	UBZ	0.0	6.9	6.9	3.220	0.0	0	23694	9887
YR-20	UG	UBZ	97.5	109.5	12.0	1.768	2.8	43	23508	10070
YR-50	UG	UBZ	94.5	100.4	5.9	3.547	2.4	25	23537	10008
YD06-03	UG	UBZ	365.8	373.4	7.7	2.653	2.0	23	23530	10037
YR-32	UG	UBZ	41.4	45.4	4.0	5.008	1.3	29	23599	10153
YD90-25	UG	UBZ	535.2	539.3	4.0	4.905	0.0	0	23665	9845
YD89-03	UG	UBZ	235.3	244.5	9.1	2.118	0.0	0	23541	10125
YR-32	UG	UBZ	52.4	55.8	3.4	5.402	2.1	47	23599	10160
YD9558	UG	UBZ	303.6	314.3	10.7	1.717	0.0	0	23481	10107
MCM1104	UG	UBZ	0.0	6.1	6.1	2.913	0.0	0	23635	10121
MR-01	UG	UBZ	72.0	76.5	4.5	3.697	2.1	33	23629	10101
MCM1199	UG	UBZ	83.5	86.6	3.1	5.280	0.0	0	23719	9806
YR-40	UG	UBZ	65.0	73.0	8.0	1.991	1.9	289	23583	10162
YR-24	UG	UBZ	33.0	36.6	3.6	4.328	1.2	40	23540	10131
MCM1183	UG	UBZ	0.0	5.3	5.3	2.880	0.0	0	23744	9886
MCM1194	UG	UBZ	0.0	5.5	5.5	2.744	0.0	0	23714	9886
YD9553	UG	UBZ	296.6	307.2	10.7	1.377	0.0	0	23516	10108
MCM1186	UG	UBZ	36.9	39.7	2.8	4.390	0.0	0	23721	9894
YR-34	UG	UBZ	94.0	100.5	6.5	1.840	1.9	153	23619	10086
YD88-09	UG	UBZ	224.9	231.0	6.1	1.936	0.0	0	23554	10131
YD07-40C	UG	UBZ	776.8	781.6	4.8	2.050	1.2	10	23642	9634
YR-21	UG	UBZ	35.0	37.5	2.5	3.570	2.0	41	23509	10121
MCM57	UG	UBZ	41.2	45.7	4.6	1.710	0.0	0	23607	10039
MCM1123	UG	UBZ	1.5	2.4	0.9	4.800	0.0	0	23788	9958
MCM1180	UG	UBZ	0.0	1.5	1.5	2.060	0.0	0	23779	9886
YD9530A	UG	X	791.3	827.5	36.3	4.380	0.2	1	23460	9556
YD06-01D	UG	X	1001.6	1011.6	10.1	13.643	13.9	19	23368	9460
YD9616A	UG	X	742.2	765.1	22.9	5.236	0.4	0	23418	9610
YD9530X	UG	X	831.6	869.1	37.6	2.928	0.0	0	23440	9502
YD90-03	UG	X	509.5	536.1	26.7	4.074	0.0	0	23417	9817
YD07-51	UG	X	643.5	675.7	32.2	2.551	0.1	46	23357	9710
YD89-10	UG	X	583.1	612.0	29.0	2.564	0.0	0	23402	9757
YD90-16	UG	X	774.8	788.5	13.7	5.187	1.2	0	23404	9582
YD89-08	UG	X	407.5	439.5	32.0	2.177	0.0	0	23374	9920
YD06-01C	UG	X	1002.5	1010.4	7.9	3.395	2.7	0	23367	9474
YD89-09	UG	X	374.3	380.4	6.1	2.982	0.0	0	23355	9970
YD9542	UG	X	482.5	491.6	9.1	1.847	0.0	0	23426	9892
YD9543	UG	X	673.6	680.3	6.7	1.845	0.0	0	23458	9665
YD08-71	UG	X	549.4	553.0	3.6	3.337	2.0	10	23334	9814
YD9544	UG	X	845.9	851.6	5.7	2.064	0.0	0	23385	9527
YD9545	UG	X	525.2	530.4	5.2	1.638	0.0	0	23453	9837
YD07-42B	UG	X	822.0	826.7	4.7	1.600	0.8	4	23548	9593

25-10

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 10 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YR-43	UG	X	501.3	552.0	50.7	0.000	0.0	0	23423	9578
YD86-30	Pit	OPE1	93.9	118.3	24.4	1.779	0.0	0	23447	10272
YD80-20	Pit	OPE1	107.9	137.2	29.3	1.436	0.0	0	23402	10273
MCM9516	Pit	OPE1	128.0	140.2	12.2	2.627	0.0	0	23662	10238
YD80-44	Pit	OPE1	39.6	42.7	3.1	8.888	0.0	0	23660	10313
MCM895	Pit	OPE1	51.8	82.3	30.5	0.690	0.0	0	23602	10207
YD86-72	Pit	OPE1	83.5	99.4	15.8	1.301	0.0	0	23462	10277
MCM9515	Pit	OPE1	34.1	41.8	7.6	2.506	0.0	0	23659	10317
YD86-12	Pit	OPE1	53.0	73.2	20.1	0.921	0.0	0	23462	10302
MCM9520	Pit	OPE1	94.7	115.0	20.3	0.876	0.0	0	23627	10270
YD86-29	Pit	OPE1	102.1	116.4	14.3	1.059	0.0	0	23462	10256
MCM9516	Pit	OPE1	153.9	166.1	12.2	1.058	0.0	0	23664	10219
MCM728	Pit	OPE1	18.3	22.9	4.6	2.740	0.0	0	23651	10278
YD86-32	Pit	OPE1	16.8	27.4	10.7	1.144	0.0	0	23416	10333
OP07-50	Pit	OPE1	106.0	117.0	11.0	0.986	1.4	18	23428	10255
YD80-16	Pit	OPE1	54.3	61.0	6.7	1.574	0.0	0	23448	10308
YDOPFS-1	Pit	OPE1	14.3	18.5	4.2	2.489	0.4	7	23424	10336
OP07-31	Pit	OPE1	18.5	26.0	7.5	1.308	0.0	10	23671	10329
YD86-30	Pit	OPE1	82.3	90.8	8.5	1.116	0.0	0	23447	10286
YD86-10	Pit	OPE1	50.0	59.1	9.1	0.960	0.0	0	23538	10307
YD86-13	Pit	OPE1	25.3	28.4	3.1	2.744	0.0	0	23447	10330
YD80-33	Pit	OPE1	63.1	66.1	3.1	2.743	0.0	0	23522	10299
YD9555	Pit	OPE1	90.5	97.0	6.5	1.265	0.6	14	23477	10283
YD80-42	Pit	OPE1	18.0	25.6	7.6	0.927	0.0	0	23417	10334
YD86-45	Pit	OPE1	92.1	101.2	9.1	0.743	0.0	0	23416	10263
MCM9521	Pit	OPE1	164.0	171.2	7.2	0.817	0.0	0	23634	10214
YD9548	Pit	OPE1	150.7	163.0	12.3	0.400	0.3	20	23612	10210
YD80-08	Pit	OPE1	56.4	59.4	3.1	1.543	0.0	0	23662	10302
YD80-27	Pit	OPE1	89.3	96.0	6.7	0.662	0.0	0	23630	10260
YD86-15	Pit	OPE1	4.0	8.2	4.3	1.030	0.0	0	23416	10348
YD86-45	Pit	OPE1	22.0	29.0	7.0	0.568	0.0	0	23416	10328
YD86-45	Pit	OPE1	47.9	52.4	4.6	0.804	0.0	0	23416	10305
YD80-42	Pit	OPE1	40.8	42.4	1.5	2.400	0.0	0	23417	10319
YD86-32	Pit	OPE1	7.9	10.1	2.1	1.710	0.0	0	23416	10343
YD9565	Pit	OPE1	48.2	51.2	3.1	1.165	0.0	0	23386	10316
YD86-13	Pit	OPE1	38.1	43.0	4.9	0.690	0.0	0	23447	10320
YD80-05	Pit	OPE1	85.3	86.9	1.5	1.370	0.0	0	23663	10282
YD80-38	Pit	OPE1	90.9	91.4	0.5	2.060	0.0	0	23463	10282
MCM893	Pit	OPE1	17.7	18.6	0.9	0.340	0.0	0	23628	10207
MCM727	Pit	OPE1	10.7	18.5	7.8	0.030	0.0	0	23635	10278
YD86-41	Pit	OPE2	72.2	125.0	52.7	3.801	0.0	0	23492	10254
YD80-56	Pit	OPE2	6.4	41.5	35.1	5.513	0.0	0	23553	10330
YD86-80	Pit	OPE2	6.7	67.7	61.0	3.062	0.0	0	23541	10317
YD86-22	Pit	OPE2	80.2	113.7	33.5	5.223	0.0	0	23570	10267
YD86-09	Pit	OPE2	11.3	77.4	66.1	2.598	0.0	0	23554	10312
YD86-40	Pit	OPE2	68.6	137.2	68.6	2.460	0.0	0	23508	10265
YD88-05	Pit	OPE2	13.1	98.2	85.0	1.943	0.0	0	23500	10304

25-11

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 11 OF 18)
Drill Hole	Resource Lens		From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD88-01	Pit	OPE2	4.0	75.6	71.6	2.129	0.0	0	23555	10304
YD80-31	Pit	OPE2	35.1	89.9	54.9	2.680	0.0	0	23553	10290
YD86-81	Pit	OPE2	60.1	128.0	68.0	2.032	0.0	0	23578	10268
YD80-52	Pit	OPE2	3.4	62.8	59.4	2.292	0.0	0	23493	10332
YD86-71	Pit	OPE2	32.3	115.2	82.9	1.624	0.0	0	23509	10285
YD86-27	Pit	OPE2	38.4	109.7	71.3	1.864	0.0	0	23493	10280
YD96127	Pit	OPE2	54.0	97.5	43.5	3.036	0.0	0	23448	10292
YD86-70	Pit	OPE2	26.2	94.8	68.6	1.889	0.0	0	23554	10297
YD88-02	Pit	OPE2	4.0	76.2	72.2	1.791	0.0	0	23523	10306
YD86-92	Pit	OPE2	50.0	99.7	49.7	2.596	0.0	0	23477	10288
YD86-04	Pit	OPE2	39.6	71.9	32.3	3.970	0.0	0	23568	10299
YD86-52	Pit	OPE2	93.6	144.5	50.9	2.437	0.0	0	23508	10243
YD80-34	Pit	OPE2	59.4	109.7	50.3	2.452	0.0	0	23547	10288
YD80-41	Pit	OPE2	47.6	87.2	39.6	3.091	0.0	0	23432	10290
YD86-07	Pit	OPE2	33.5	61.0	27.4	4.452	0.0	0	23569	10311
YD86-08	Pit	OPE2	47.6	102.9	55.4	2.191	0.0	0	23494	10284
YD80-13	Pit	OPE2	7.9	76.2	68.3	1.766	0.0	0	23509	10315
YD80-12	Pit	OPE2	7.9	77.7	69.8	1.696	0.0	0	23546	10313
YD86-23	Pit	OPE2	125.6	151.5	25.9	4.506	0.0	0	23554	10222
YD80-33	Pit	OPE2	30.4	54.0	23.6	4.720	0.0	0	23522	10315
YD86-93	Pit	OPE2	7.3	71.3	64.0	1.703	0.0	0	23492	10321
YD86-23	Pit	OPE2	71.0	119.5	48.5	2.247	0.0	0	23554	10259
YD96125	Pit	OPE2	48.6	85.5	36.9	2.913	0.0	0	23519	10277
YD80-01	Pit	OPE2	53.3	123.4	70.1	1.466	0.0	0	23541	10272
YD80-02	Pit	OPE2	86.9	141.7	54.9	1.872	0.0	0	23477	10259
YD86-42	Pit	OPE2	50.6	127.7	77.1	1.328	0.0	0	23463	10264
YD86-82	Pit	OPE2	40.2	66.8	26.5	3.825	0.0	0	23576	10300
YD80-37	Pit	OPE2	23.2	87.2	64.0	1.579	0.0	0	23491	10295
YD96125	Pit	OPE2	87.0	126.0	39.0	2.588	0.0	0	23520	10241
YD96126	Pit	OPE2	7.0	69.0	62.0	1.615	0.0	0	23492	10318
YD80-09	Pit	OPE2	30.5	39.6	9.1	10.870	0.0	0	23685	10318
YD80-39	Pit	OPE2	36.9	108.5	71.6	1.382	0.0	0	23462	10282
YD86-24	Pit	OPE2	37.2	108.5	71.3	1.374	0.0	0	23540	10288
YD86-38	Pit	OPE2	97.5	138.4	40.8	2.329	0.0	0	23541	10244
YD86-12	Pit	OPE2	1.2	31.1	29.9	3.121	0.0	0	23462	10338
YD86-53	Pit	OPE2	116.7	154.5	37.8	2.421	0.0	0	23477	10235
YD80-40	Pit	OPE2	35.7	79.3	43.6	2.019	0.0	0	23433	10308
YD80-35	Pit	OPE2	45.7	83.8	38.1	2.301	0.0	0	23523	10286
YD86-79	Pit	OPE2	35.1	91.7	56.7	1.524	0.0	0	23433	10297
YD88-03	Pit	OPE2	2.4	68.0	65.5	1.312	0.0	0	23458	10316
YD86-72	Pit	OPE2	11.0	71.6	60.7	1.376	0.0	0	23462	10315
YD80-36	Pit	OPE2	7.0	69.5	62.5	1.308	0.0	0	23494	10319
YD86-43	Pit	OPE2	65.2	112.5	47.2	1.705	0.0	0	23448	10277
YD86-83	Pit	OPE2	44.8	90.5	45.7	1.734	0.0	0	23569	10293
YD86-84	Pit	OPE2	58.2	104.6	46.3	1.592	0.0	0	23570	10279
YD86-39	Pit	OPE2	107.0	137.2	30.2	2.422	0.0	0	23524	10234
YD86-94	Pit	OPE2	62.8	120.7	57.9	1.259	0.0	0	23523	10267

25-12

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 12 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
MCM698	Pit	OPE2	0.0	16.2	16.2	4.467	0.0	0	23681	10278
MCM716	Pit	OPE2	0.0	18.9	18.9	3.810	0.0	0	23605	10278
YDOPFS-5	Pit	OPE2	7.7	59.6	51.9	1.340	0.0	0	23528	10317
YD80-53	Pit	OPE2	4.6	41.2	36.6	1.812	0.0	0	23508	10335
YD86-30	Pit	OPE2	28.7	78.6	50.0	1.276	0.0	0	23447	10309
YD86-59	Pit	OPE2	100.0	118.6	18.6	3.311	0.0	0	23447	10254
YD80-49	Pit	OPE2	8.2	45.7	37.5	1.641	0.0	0	23447	10336
YD86-29	Pit	OPE2	26.2	84.4	58.2	1.054	0.0	0	23462	10300
YD86-22	Pit	OPE2	118.3	138.1	19.8	3.071	0.0	0	23570	10246
OP07-51	Pit	OPE2	97.7	148.0	50.3	1.163	0.9	21	23460	10238
YD86-92	Pit	OPE2	8.2	36.0	27.7	2.082	0.0	0	23477	10329
YD9550	Pit	OPE2	159.7	173.4	13.7	4.190	0.4	22	23541	10207
YD80-15	Pit	OPE2	5.2	57.9	52.7	1.084	0.0	0	23478	10322
YD86-28	Pit	OPE2	81.4	122.5	41.2	1.330	0.0	0	23480	10269
YD80-48	Pit	OPE2	17.1	45.7	28.7	1.902	0.0	0	23416	10335
YD9546	Pit	OPE2	95.7	118.3	22.6	2.407	0.0	0	23598	10269
YD80-35	Pit	OPE2	85.3	111.3	25.9	2.077	0.0	0	23523	10258
YD86-21	Pit	OPE2	92.7	111.6	18.9	2.777	0.0	0	23586	10270
YD80-28	Pit	OPE2	18.3	38.1	19.8	2.563	0.0	0	23668	10318
YD80-32	Pit	OPE2	28.4	78.6	50.3	1.007	0.0	0	23538	10305
YD80-17	Pit	OPE2	50.6	93.3	42.7	1.166	0.0	0	23450	10294
YD80-12	Pit	OPE2	79.3	97.5	18.3	2.717	0.0	0	23546	10280
YD80-51	Pit	OPE2	3.4	36.9	33.5	1.472	0.0	0	23478	10337
YD80-29	Pit	OPE2	32.0	56.4	24.4	1.891	0.0	0	23663	10305
YD86-14	Pit	OPE2	22.3	58.8	36.6	1.244	0.0	0	23432	10323
YD86-06	Pit	OPE2	61.3	71.9	10.7	4.226	0.0	0	23584	10298
YD86-57	Pit	OPE2	126.5	157.0	30.5	1.477	0.0	0	23477	10217
YD86-28	Pit	OPE2	26.8	64.0	37.2	1.171	0.0	0	23480	10310
MCM720	Pit	OPE2	0.0	12.8	12.8	3.360	0.0	0	23620	10278
MCM9516	Pit	OPE2	103.6	123.4	19.8	2.119	0.0	0	23661	10253
MCM9521	Pit	OPE2	139.8	164.0	24.2	1.730	0.0	0	23634	10225
YD80-10	Pit	OPE2	43.9	59.1	15.2	2.739	0.0	0	23686	10307
YD80-05	Pit	OPE2	42.7	72.7	30.0	1.365	0.0	0	23663	10302
YD86-39	Pit	OPE2	76.5	103.9	27.4	1.488	0.0	0	23524	10262
YD86-37	Pit	OPE2	111.6	153.0	41.5	0.968	0.0	0	23554	10227
YD86-94	Pit	OPE2	36.9	59.7	22.9	1.703	0.0	0	23523	10302
YD80-54	Pit	OPE2	7.9	29.3	21.3	1.810	0.0	0	23522	10336
YD86-13	Pit	OPE2	1.5	23.2	21.6	1.775	0.0	0	23447	10342
OP07-50	Pit	OPE2	81.5	100.0	18.5	2.071	1.3	17	23428	10272
YD86-70	Pit	OPE2	96.3	112.5	16.2	2.228	0.0	0	23554	10263
MCM9513	Pit	OPE2	138.2	160.8	22.6	1.540	0.0	0	23687	10232
YD86-10	Pit	OPE2	3.7	23.2	19.5	1.782	0.0	0	23538	10339
OP07-33	Pit	OPE2	55.4	76.6	21.2	1.639	14.9	32	23661	10290
YD80-02	Pit	OPE2	43.3	71.6	28.4	1.203	0.0	0	23477	10299
YD9555	Pit	OPE2	40.2	73.8	33.5	1.017	0.4	29	23477	10308
OP07-54	Pit	OPE2	133.5	166.8	33.3	1.024	0.4	18	23509	10222
YD80-14	Pit	OPE2	44.5	122.8	78.3	0.423	0.0	0	23512	10282

25-13

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 13 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD80-08	Pit	OPE2	22.9	44.2	21.3	1.527	0.0	0	23662	10319
MCM713	Pit	OPE2	0.0	18.9	18.9	1.710	0.0	0	23590	10278
YD80-50	Pit	OPE2	27.7	61.6	33.8	0.939	0.0	0	23462	10323
YD86-10	Pit	OPE2	31.7	39.3	7.6	4.148	0.0	0	23538	10322
YD86-80	Pit	OPE2	73.8	83.8	10.1	3.133	0.0	0	23541	10287
YD86-51	Pit	OPE2	127.4	152.4	25.0	1.193	0.0	0	23523	10215
YD96126	Pit	OPE2	91.5	115.5	24.0	1.209	0.8	25	23493	10272
YD80-19	Pit	OPE2	45.7	61.0	15.2	1.786	0.0	0	23686	10297
YD80-38	Pit	OPE2	11.0	70.7	59.7	0.449	0.0	0	23463	10318
OP07-27	Pit	OPE2	2.9	20.9	18.0	1.487	0.7	25	23418	10344
YD86-64	Pit	OPE2	114.0	134.4	20.4	1.280	0.0	0	23569	10228
OP07-32	Pit	OPE2	56.9	76.7	19.8	1.298	1.1	57	23675	10296
YD80-44	Pit	OPE2	3.1	13.7	10.7	2.361	0.0	0	23660	10337
YD86-38	Pit	OPE2	144.5	163.1	18.6	1.345	0.0	0	23541	10215
MCM704	Pit	OPE2	0.0	7.6	7.6	3.090	0.0	0	23672	10278
YD80-33	Pit	OPE2	14.3	26.5	12.2	1.929	0.0	0	23522	10330
MCM728	Pit	OPE2	1.5	9.1	7.6	2.950	0.0	0	23651	10278
YD80-16	Pit	OPE2	20.7	46.6	25.9	0.849	0.0	0	23448	10325
OP07-26	Pit	OPE2	5.8	21.1	15.3	1.412	1.7	40	23428	10343
YD80-26	Pit	OPE2	32.0	45.4	13.4	1.604	0.0	0	23622	10316
MCM872	Pit	OPE2	42.7	57.9	15.2	1.370	0.0	0	23696	10206
YD80-15	Pit	OPE2	74.1	91.4	17.4	1.191	0.0	0	23478	10286
YD9555	Pit	OPE2	3.5	21.6	18.1	1.124	0.4	28	23477	10339
OP07-52	Pit	OPE2	147.1	167.0	19.9	1.005	1.1	23	23465	10221
YD80-55	Pit	OPE2	43.6	58.8	15.2	1.303	0.0	0	23538	10314
YD80-27	Pit	OPE2	62.5	73.2	10.7	1.759	0.0	0	23634	10282
YD86-65	Pit	OPE2	129.8	148.1	18.3	1.002	0.0	0	23584	10217
YD86-03	Pit	OPE2	20.4	40.2	19.8	0.922	0.0	0	23568	10328
YD9547	Pit	OPE2	188.1	198.7	10.7	1.612	1.5	16	23450	10193
YD80-01	Pit	OPE2	129.5	149.4	19.8	0.859	0.0	0	23541	10233
MCM912	Pit	OPE2	42.7	67.1	24.4	0.690	0.0	0	23666	10206
YD86-84	Pit	OPE2	113.7	122.8	9.1	1.770	0.0	0	23570	10249
YD80-31	Pit	OPE2	111.3	125.0	13.7	1.154	0.0	0	23553	10242
YD86-15	Pit	OPE2	24.4	43.0	18.6	0.832	0.0	0	23416	10331
YD80-56	Pit	OPE2	47.6	61.0	13.4	1.141	0.0	0	23553	10310
YD80-42	Pit	OPE2	65.2	78.9	13.7	1.087	0.0	0	23417	10295
YD86-41	Pit	OPE2	129.5	138.7	9.1	1.629	0.0	0	23492	10223
MCM9515	Pit	OPE2	3.5	14.3	10.8	1.304	0.0	0	23659	10338
YD86-02	Pit	OPE2	30.2	49.1	18.9	0.732	0.0	0	23583	10313
YDOPFS-6	Pit	OPE2	6.0	17.1	11.1	1.245	0.0	0	23459	10342
MCM895	Pit	OPE2	21.3	39.6	18.3	0.690	0.0	0	23623	10207
YD86-11	Pit	OPE2	7.6	16.8	9.1	1.313	0.0	0	23493	10344
MCM726	Pit	OPE2	0.0	4.3	4.3	2.740	0.0	0	23635	10278
YD80-46	Pit	OPE2	14.9	19.5	4.6	2.402	0.0	0	23691	10331
MCM702	Pit	OPE2	0.0	4.6	4.6	2.400	0.0	0	23666	10278
YD9552	Pit	OPE2	179.2	194.5	15.2	0.712	0.2	16	23520	10196
YD86-24	Pit	OPE2	110.0	117.0	7.0	1.448	0.0	0	23540	10257

25-14

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 14 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD86-54	Pit	OPE2	97.5	110.6	13.1	0.742	0.0	0	23430	10256
YD80-32	Pit	OPE2	90.8	96.9	6.1	1.456	0.0	0	23538	10276
YD86-37	Pit	OPE2	154.8	167.6	12.8	0.687	0.0	0	23554	10201
YD86-51	Pit	OPE2	99.7	110.6	11.0	0.801	0.0	0	23523	10246
MCM1058	Pit	OPE2	54.9	67.1	12.2	0.690	0.0	0	23681	10206
YD86-32	Pit	OPE2	54.9	59.7	4.9	1.641	0.0	0	23416	10304
YD80-55	Pit	OPE2	66.5	68.6	2.1	3.644	0.0	0	23538	10305
YD06-07	Pit	OPE2	171.8	175.9	4.1	1.776	1.3	3	23536	10200
YD9550	Pit	OPE2	176.4	180.0	3.6	1.960	0.3	20	23541	10199
YD86-45	Pit	OPE2	79.9	82.9	3.1	1.718	0.0	0	23416	10277
YD86-53	Pit	OPE2	78.0	83.3	5.3	0.985	0.0	0	23477	10278
YD86-05	Pit	OPE2	41.5	48.8	7.3	0.688	0.0	0	23585	10314
YD80-11	Pit	OPE2	38.4	46.0	7.6	0.618	0.0	0	23709	10313
YD9548	Pit	OPE2	132.1	136.7	4.6	1.006	0.8	13	23611	10228
YD9549	Pit	OPE2	169.8	174.4	4.6	0.935	0.2	20	23571	10199
YD80-55	Pit	OPE2	31.4	37.5	6.1	0.602	0.0	0	23538	10324
YD86-01	Pit	OPE2	26.5	30.8	4.3	0.661	0.0	0	23583	10329
YD80-04	Pit	OPE2	70.0	81.4	11.4	0.247	0.0	0	23667	10290
YD9549	Pit	OPE2	180.4	183.5	3.1	0.805	1.6	20	23572	10192
YD88-05	Pit	OPE2	99.3	108.8	9.5	0.255	0.0	0	23492	10272
YD06-07	Pit	OPE2	187.5	190.5	3.1	0.650	1.1	0	23536	10188
YD86-09	Pit	OPE2	83.8	86.0	2.1	0.690	0.0	0	23554	10282
YD86-22	Pit	OPE2	113.7	118.3	4.6	0.307	0.0	0	23570	10254
YD80-34	Pit	OPE2	14.6	57.9	43.3	0.030	0.0	0	23547	10317
YD86-64	Pit	OPE2	143.6	145.4	1.8	0.690	0.0	0	23569	10210
YD80-17	Pit	OPE2	93.3	96.9	3.7	0.288	0.0	0	23450	10278
YD86-94	Pit	OPE2	59.7	62.8	3.1	0.340	0.0	0	23523	10292
YD96125	Pit	OPE2	85.5	87.0	1.5	0.510	0.0	0	23519	10260
YD80-32	Pit	OPE2	96.9	99.1	2.1	0.316	0.0	0	23538	10273
YD80-23	Pit	OPE2	96.2	116.3	20.1	0.030	0.0	0	23670	10268
YD80-24	Pit	OPE2	75.7	89.2	13.5	0.000	0.0	0	23691	10285
MCM697	Pit	OPE2	18.1	29.0	10.9	0.000	0.0	0	23696	10278
MCM706	Pit	OPE2	9.8	22.9	13.1	0.000	0.0	0	23689	10278
YD86-55	Pit	OPM	71.6	159.1	87.5	1.917	0.0	0	23325	10264
YD96105	Pit	OPM	52.7	98.2	45.5	3.446	1.0	112	23234	10303
YD86-48	Pit	OPM	25.9	137.8	111.9	1.381	0.0	0	23310	10298
YD86-36	Pit	OPM	2.4	101.2	98.8	1.425	0.0	0	23295	10327
YD86-73	Pit	OPM	4.6	92.7	88.1	1.543	0.0	0	23330	10326
YD96128	Pit	OPM	3.7	112.5	108.8	1.213	0.8	26	23309	10318
YD86-88	Pit	OPM	6.1	104.2	98.1	1.309	0.0	0	23279	10325
YD86-75	Pit	OPM	1.8	115.2	113.4	1.123	0.0	0	23306	10312
YD86-35	Pit	OPM	0.6	110.0	109.4	1.130	0.0	0	23323	10320
YD86-67	Pit	OPM	1.8	86.6	84.7	1.381	0.0	0	23310	10322
YD86-78	Pit	OPM	2.1	108.8	106.7	1.063	0.0	0	23294	10320
YD86-19	Pit	OPM	1.8	49.7	47.9	2.296	0.0	0	23295	10343
YD86-17	Pit	OPM	3.4	84.4	81.1	1.319	0.0	0	23328	10330
YD86-49	Pit	OPM	12.5	104.2	91.7	1.129	0.0	0	23295	10313

25-15

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 15 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD86-34	Pit	OPM	18.0	93.0	75.0	1.362	0.0	0	23340	10325
OP07-36	Pit	OPM	51.0	124.9	73.9	1.356	1.0	44	23291	10283
YD86-87	Pit	OPM	4.0	69.8	65.8	1.390	0.0	0	23279	10338
YD86-77	Pit	OPM	47.9	131.7	83.8	1.060	0.0	0	23327	10290
YD86-76	Pit	OPM	1.5	61.0	59.4	1.483	0.0	0	23310	10337
YD86-66	Pit	OPM	2.1	74.4	72.2	1.174	0.0	0	23295	10335
YD86-68	Pit	OPM	3.4	68.3	64.9	1.255	0.0	0	23327	10336
OP07-40	Pit	OPM	99.6	146.0	46.4	1.699	0.4	14	23349	10266
YD86-16	Pit	OPM	24.7	64.9	40.2	1.875	0.0	0	23356	10331
YD86-18	Pit	OPM	3.4	67.1	63.7	1.165	0.0	0	23310	10336
YD86-86	Pit	OPM	4.3	56.4	52.1	1.417	0.0	0	23279	10342
YD86-69	Pit	OPM	1.5	73.5	71.9	1.000	0.0	0	23341	10334
YD86-89	Pit	OPM	25.0	96.0	71.0	0.936	0.0	0	23279	10316
OP07-41	Pit	OPM	84.2	124.5	40.3	1.647	1.0	73	23312	10273
YDOPFS-7	Pit	OPM	5.0	44.2	39.2	1.688	0.0	0	23291	10344
YD86-47	Pit	OPM	63.1	126.8	63.7	0.927	0.0	0	23337	10297
OP07-37	Pit	OPM	55.5	97.1	41.6	1.396	1.0	30	23306	10294
YD86-46	Pit	OPM	71.9	104.9	32.9	1.714	0.0	0	23356	10292
OP07-38	Pit	OPM	106.0	146.6	40.6	1.318	1.0	20	23324	10243
YD9580	Pit	OPM	23.8	77.2	53.4	0.995	0.9	21	23233	10322
YD86-74	Pit	OPM	47.9	83.8	36.0	1.175	0.0	0	23356	10319
YD88-06	Pit	OPM	171.3	191.1	19.8	2.035	0.0	0	23336	10187
OP07-39	Pit	OPM	82.3	113.3	31.0	1.224	0.5	21	23343	10277
YD95101	Pit	OPM	2.4	32.9	30.5	1.063	2.0	36	23287	10346
OP07-23	Pit	OPM	2.0	39.5	37.5	0.847	0.8	15	23340	10346
YD86-33	Pit	OPM	65.5	94.5	29.0	1.084	0.0	0	23356	10308
OP07-20	Pit	OPM	4.1	28.9	24.8	1.209	0.0	0	23279	10350
YD9573	Pit	OPM	115.5	150.9	35.4	0.829	0.4	22	23294	10249
YD9572	Pit	OPM	30.2	46.6	16.4	1.530	1.2	19	23294	10333
OP07-55	Pit	OPM	108.5	126.8	18.3	1.304	0.0	0	23338	10264
YD86-49	Pit	OPM	118.9	133.5	14.6	1.244	0.0	0	23295	10259
OP07-25	Pit	OPM	3.0	17.1	14.1	1.215	0.5	14	23325	10353
OP07-34	Pit	OPM	57.3	77.3	20.0	0.843	1.8	64	23279	10306
YD86-35	Pit	OPM	115.5	129.8	14.3	1.081	0.0	0	23323	10271
YD96109	Pit	OPM	119.8	133.5	13.7	1.112	0.4	23	23206	10242
YD86-73	Pit	OPM	96.3	118.0	21.6	0.659	0.0	0	23330	10285
YD86-16	Pit	OPM	84.4	96.9	12.5	1.077	0.0	0	23356	10301
OP07-22	Pit	OPM	32.6	40.0	7.4	1.752	0.9	18	23295	10336
YD9568	Pit	OPM	38.1	47.2	9.1	1.235	0.0	0	23355	10329
YD95101	Pit	OPM	148.7	151.8	3.1	3.610	1.5	20	23207	10242
OP07-55	Pit	OPM	150.0	157.9	7.9	1.391	3.3	32	23338	10237
YD86-20	Pit	OPM	35.7	45.4	9.8	1.117	0.0	0	23309	10327
YD9574	Pit	OPM	152.4	164.8	12.4	0.860	0.3	15	23294	10207
YD9569	Pit	OPM	144.8	152.4	7.6	1.331	0.4	4	23356	10236
YD96108	Pit	OPM	113.7	119.5	5.8	1.751	0.2	30	23205	10273
YD86-34	Pit	OPM	97.8	108.2	10.4	0.928	0.0	0	23340	10293
OP07-24	Pit	OPM	5.0	14.0	9.0	1.036	2.2	17	23347	10354

25-16

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 16 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD86-20	Pit	OPM	52.7	62.5	9.8	0.956	0.0	0	23309	10313
YDOPFS-1	Pit	OPM	116.4	132.0	15.6	0.513	0.0	0	23354	10254
OP07-41	Pit	OPM	143.0	147.5	4.5	1.497	0.4	7	23313	10241
YD80-22	Pit	OPM	3.7	29.6	25.9	0.242	0.0	0	23315	10349
YD80-20	Pit	OPM	2.7	24.1	21.3	0.284	0.0	0	23325	10351
YD9572	Pit	OPM	7.6	12.2	4.6	1.078	0.4	10	23294	10353
YD96110	Pit	OPM	173.1	176.2	3.0	1.580	0.0	0	23205	10202
YD86-17	Pit	OPM	89.6	94.2	4.6	1.050	0.0	0	23328	10296
YD86-68	Pit	OPM	69.8	71.3	1.5	2.400	0.0	0	23327	10311
YR-08	Pit	OPM	72.3	80.2	7.9	0.449	0.8	23	23330	10207
YD96109	Pit	OPM	145.7	148.7	3.1	0.855	0.4	25	23207	10224
OP07-23	Pit	OPM	44.3	49.0	4.7	0.496	0.0	7	23340	10328
OP07-21	Pit	OPM	3.0	4.8	1.8	0.637	0.0	0	23276	10359
YD86-69	Pit	OPM	74.3	76.2	1.9	0.340	0.0	0	23341	10308
YD86-47	Pit	OPM	139.4	143.4	4.0	0.030	0.0	0	23337	10271
YD88-04	Pit	OPM	1.8	69.5	67.7	0.000	0.0	0	23328	10325
YD96111	Pit	OPW1	26.8	69.5	42.7	2.384	1.6	19	23172	10313
OP07-15	Pit	OPW1	79.0	111.2	32.2	2.491	0.0	0	23176	10275
YD96112	Pit	OPW1	5.5	49.7	44.2	1.489	0.9	15	23143	10331
YD86-61	Pit	OPW1	81.4	109.7	28.4	1.981	0.0	0	23157	10282
OP07-04	Pit	OPW1	28.4	53.0	24.6	1.238	0.0	0	23126	10319
YD86-97	Pit	OPW1	55.5	64.6	9.2	3.088	0.0	0	23160	10305
YD9593	Pit	OPW1	50.3	61.0	10.7	2.385	0.0	0	23050	10294
YD96115	Pit	OPW1	3.5	22.3	18.7	1.164	1.3	7	23081	10333
OP07-15	Pit	OPW1	64.7	71.0	6.3	3.181	0.0	0	23175	10297
M03-53	Pit	OPW1	44.2	61.4	17.2	1.127	0.5	12	22991	10287
YD96116	Pit	OPW1	77.1	95.4	18.3	0.888	1.8	7	23078	10273
YD9587	Pit	OPW1	36.0	40.5	4.6	3.134	1.0	20	23111	10316
YD88-10	Pit	OPW1	68.6	75.3	6.7	2.098	0.0	0	23140	10296
YD9599	Pit	OPW1	93.9	104.6	10.7	1.250	0.0	0	22988	10237
YD88-08	Pit	OPW1	0.0	25.1	25.1	0.528	0.0	0	23171	10313
YD9587	Pit	OPW1	60.4	69.5	9.1	1.403	0.0	17	23111	10297
YD08-70A	Pit	OPW1	16.7	24.8	8.1	1.546	0.0	0	22961	10307
YD9588	Pit	OPW1	106.7	111.3	4.6	2.229	1.1	10	23112	10266
YD96124	Pit	OPW1	3.4	9.4	6.1	1.608	4.5	18	22959	10323
YD96113	Pit	OPW1	135.0	141.1	6.1	1.453	0.8	20	23141	10250
YD86-62	Pit	OPW1	65.5	70.1	4.6	1.430	0.0	0	23096	10293
YD90-06	Pit	OPW1	134.4	138.1	3.7	1.698	1.8	22	23154	10233
OP07-12	Pit	OPW1	3.0	8.5	5.5	1.070	0.0	0	23140	10348
YD9594	Pit	OPW1	64.0	68.6	4.6	1.152	0.5	0	23050	10277
YD9583	Pit	OPW1	137.2	140.2	3.1	1.699	0.5	30	23172	10256
OP07-49	Pit	OPW1	35.0	36.9	1.9	2.601	0.0	0	23162	10327
OP07-17	Pit	OPW1	116.4	120.1	3.7	0.907	0.0	0	23164	10259
YD90-06	Pit	OPW1	164.6	167.3	2.8	1.152	4.4	20	23154	10208
OP07-05	Pit	OPW1	3.7	8.4	4.7	0.666	0.0	0	23125	10347
YD86-62	Pit	OPW1	27.4	29.3	1.8	1.710	0.0	0	23096	10321
YD9586	Pit	OPW1	4.6	7.0	2.4	1.222	0.0	0	23112	10345

25-17

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 17 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD9592	Pit	OPW1	4.3	5.5	1.2	1.470	0.0	0	23050	10333
YD08-70	Pit	OPW1	8.2	17.0	8.8	0.064	0.0	0	22959	10315
OP07-07	Pit	OPW2	21.8	52.0	30.2	2.606	0.0	0	23066	10321
OP07-48	Pit	OPW2	45.0	58.0	13.0	5.094	0.0	0	23126	10322
YD80-57	Pit	OPW2	72.2	86.0	13.7	3.310	0.0	0	22998	10280
YD9592	Pit	OPW2	96.9	130.5	33.5	1.231	0.0	0	23048	10258
YD96117	Pit	OPW2	17.7	42.1	24.4	1.510	0.2	12	23051	10324
YD96123	Pit	OPW2	51.0	66.0	15.0	2.337	0.8	26	22961	10294
OP07-06	Pit	OPW2	85.1	109.4	24.3	1.272	0.0	0	23076	10278
OP07-10	Pit	OPW2	20.7	43.7	23.0	1.269	0.0	0	23021	10322
YD80-06	Pit	OPW2	26.8	44.5	17.7	1.493	0.0	0	22975	10310
OP07-42	Pit	OPW2	34.1	53.6	19.5	1.336	0.0	0	23097	10323
OP07-01	Pit	OPW2	72.8	87.1	14.3	1.816	0.0	0	22993	10277
YD9591	Pit	OPW2	45.1	63.7	18.6	1.382	0.6	18	23050	10308
YD80-58	Pit	OPW2	80.2	92.4	12.2	2.055	0.0	0	23017	10274
YD9597	Pit	OPW2	104.6	117.7	13.1	1.674	1.1	24	22988	10251
YD96115	Pit	OPW2	119.8	136.6	16.8	1.193	0.5	15	23075	10253
BM2U	Pit	OPW2	73.8	75.7	2.0	8.910	0.0	0	22959	10254
OP07-11	Pit	OPW2	92.6	101.5	8.9	1.895	0.0	0	23049	10272
YD80-62	Pit	OPW2	87.2	94.8	7.6	2.167	0.0	0	22976	10270
YD9592	Pit	OPW2	150.3	157.9	7.6	2.095	0.0	0	23046	10231
OP07-43	Pit	OPW2	29.5	37.8	8.3	1.921	0.0	0	23080	10324
OP07-14	Pit	OPW2	43.9	49.9	6.0	2.375	0.0	0	23109	10323
YD80-62	Pit	OPW2	50.6	58.2	7.6	1.849	0.0	0	22976	10296
OP07-02	Pit	OPW2	4.5	11.7	7.2	1.808	0.0	0	22975	10331
OP07-03	Pit	OPW2	18.9	30.1	11.2	1.144	0.0	0	22960	10320
YD9586	Pit	OPW2	106.1	107.6	1.5	8.370	0.0	0	23105	10275
YD96119	Pit	OPW2	63.0	67.5	4.5	2.747	0.6	23	23020	10292
YD96120	Pit	OPW2	116.7	124.4	7.6	1.613	0.0	0	23029	10252
OP07-10	Pit	OPW2	47.0	57.0	10.0	1.190	0.0	0	23022	10308
OP07-01	Pit	OPW2	63.2	69.2	6.0	1.865	0.0	0	22992	10287
YD96124	Pit	OPW2	139.6	144.2	4.6	2.434	0.6	27	22963	10231
YD96114	Pit	OPW2	68.7	77.1	8.4	1.138	0.8	18	23080	10297
YD80-07	Pit	OPW2	14.9	30.2	15.2	0.605	0.0	0	22989	10320
OP07-44	Pit	OPW2	58.4	66.5	8.1	1.081	0.0	0	23067	10305
YD9593	Pit	OPW2	158.5	167.6	9.1	0.932	0.6	8	23050	10222
OP07-09	Pit	OPW2	14.5	18.5	4.0	1.901	0.0	0	23034	10333
YD9591	Pit	OPW2	72.5	77.1	4.6	1.609	0.3	3	23049	10294
OP07-14	Pit	OPW2	54.5	58.9	4.4	1.662	0.0	0	23108	10316
YD96120	Pit	OPW2	142.7	147.2	4.6	1.595	0.0	0	23030	10236
YD9593	Pit	OPW2	214.9	221.0	6.1	0.911	0.0	0	23051	10186
YD80-21	Pit	OPW2	69.8	74.4	4.6	1.025	0.0	0	23030	10287
OP07-11	Pit	OPW2	74.0	78.5	4.5	0.953	0.0	0	23049	10287
OP07-02	Pit	OPW2	23.0	26.7	3.7	1.155	0.0	0	22973	10319
YD80-57	Pit	OPW2	113.4	119.5	6.1	0.688	0.0	0	22998	10253
OP07-13	Pit	OPW2	57.5	59.0	1.5	2.790	0.0	0	23140	10316
YD96119	Pit	OPW2	85.5	91.5	6.0	0.677	0.5	12	23020	10276

25-18

NORTHGATE MINERALS CORPORATION

TABLE 25-1 COMPOSITE CONTROL INTERVALS (PAGE 18 OF 18)
Drill Hole	Resource	Lens	From (m)	To (m)	Length (m)	Au gpt	Ag gpt	W ppm	Mid X	Mid Z
YD9588	Pit	OPW2	221.7	227.1	5.3	0.736	0.0	0	23112	10192
OP07-03	Pit	OPW2	3.0	5.6	2.6	1.508	0.0	0	22960	10334
YD9592	Pit	OPW2	138.1	142.7	4.6	0.764	0.0	0	23047	10240
YD9587	Pit	OPW2	153.3	156.4	3.1	1.130	0.7	20	23115	10235
YD9586	Pit	OPW2	95.4	98.5	3.1	1.026	0.0	0	23106	10282
YD96115	Pit	OPW2	145.7	148.7	3.1	0.853	0.3	10	23074	10240
YD96118	Pit	OPW2	17.7	20.7	3.1	0.825	0.5	10	23019	10330
YD92	Pit	OPW2	78.0	79.9	1.8	1.120	0.0	0	22968	10254
YD9596	Pit	OPW2	40.5	43.6	3.1	0.655	0.0	15	22989	10306
YD9598	Pit	OPW2	144.2	146.6	2.4	0.755	0.0	0	22984	10210
OP07-47	Pit	OPW2	4.0	5.5	1.5	1.220	0.0	0	23065	10344
YD80-58	Pit	OPW2	119.8	121.3	1.5	1.030	0.0	0	23017	10250
YD9597	Pit	OPW2	129.2	130.5	1.2	0.650	0.0	10	22987	10238
BM1U	Pit	OPW2	78.9	80.4	1.5	0.000	0.0	0	23022	10254

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NORTHGATE MINERALS CORPORATION

FIGURE 25-1 LONGITUDINAL PROJECTION –UBZ OVERVIEW

UBZ Overview Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
DDH locations
MCM910
MCM1123
MCM1197
MCM58
MCM54
MCM51
MCM55
YD08-75
MCM1196
YD100
YD08-65
YD90-25
MCM1211
YD08-62
MCM1228
MCM1256
MCM1209
YD90-05
MCM1260
MCM1235
MCM1233
MCM1250
YD08-83
MCM1252
YD07-40C
YD9554
YR-49
MCM946
MCM52

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NORTHGATE MINERALS CORPORATION

FIGURE 25-2 LONGITUDINAL PROJECTION – UBZ LONGSECTION 1

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NORTHGATE MINERALS CORPORATION

FIGURE 25-3 LONGITUDINAL PROJECTION – UBZ LONGSECTION 2

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NORTHGATE MINERALS CORPORATION

FIGURE 25-4 LONGITUDINAL PROJECTION – UBZ LONGSECTION 3

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NORTHGATE MINERALS CORPORATION

FIGURE 25-5 LONGITUDINAL PROJECTION – UBZ LONGSECTION 4

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NORTHGATE MINERALS CORPORATION

FIGURE 25-6 LONGITUDINAL PROJECTION – UBZ LONGSECTION 5

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NORTHGATE MINERALS CORPORATION

FIGURE 25-7 LONGITUDINAL PROJECTION – LENS A

10,000EL
9000EL
A Solid Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
23000 E
23500 E

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NORTHGATE MINERALS CORPORATION

FIGURE 25-8 LONGITUDINAL PROJECTION – LENS B

10,000EL
9500EL
B Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
22500 E
23000 E

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NORTHGATE MINERALS CORPORATION

FIGURE 25-9 LONGITUDINAL PROJECTION – LENS C

C Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
10000EL
9500EL
2500 E
23000 E
2.5
YD08-69
20.51
1.973
YD72
4.517
1.333
YD07-52
3.253
2.636
YD90-34
3.879
2.94
YD90-07
2.203
YD08-78A
3.015
YD90-21
YD07-57
5.494
2.892
YD07-34
9.157
YD06-22
6.72
3.588
YD08-24
5.43
1.864
YD06-17
4.503
5.707
YD06-17B
4.25
2.88
YD08-81
4.063

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NORTHGATE MINERALS CORPORATION

FIGURE 25-10 LONGITUDINAL PROJECTION – LENS F

F Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
3.481
YD90-34
5.61
1.867
YD90-23
4.676
3.292
YD90-28
6.829
3.293
YD07-35
5.666
2.335
YD90-21
3.16
1.586
YD07-57
4.612
4.632
YD07-36
2.229
4.533
YD06-24
6.895
1.66
YD06-25
4.985
9500EL
1.41
YD06-17
2.011
3.012
YD06-17B
4.003
1.945
YD06-31
6.783
23000 E

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NORTHGATE MINERALS CORPORATION

FIGURE 25-11 LONGITUDINAL PROJECTION – LENS FF

FF Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
10,000EL
23,000E
YD08-70A
YD9599
YD9595
YD08-68
YD08-69
YD07-55
YD90-32
YD96120
YD9598

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NORTHGATE MINERALS CORPORATION

FIGURE 25-12 LONGITUDINAL PROJECTION – LENS H

H Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
1.677
YD08-64
2.461
YD06-27
3.201
YD08-63C
9.205
3.691
4.955
YD08-63B
8.073
1.895
YD08-53B
2.521
1.743
8.867
1.923
YD08-53E
4.682
YD08-59
3.135
9000El
23,000E
23000 E

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NORTHGATE MINERALS CORPORATION

FIGURE 25-13 LONGITUDINAL PROJECTION – LENS NN & LENS Q

10,000EL
NN Lens Longsection (Upper)
O Lens (Lower)
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
9,000EL
23000 E
23500 E

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NORTHGATE MINERALS CORPORATION

FIGURE 25-14 LONGITUDINAL PROJECTION – LENS U

ULens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
10,000EL
9,000EL
23000 E
23500 E

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NORTHGATE MINERALS CORPORATION

FIGURE 25-15 LONGITUDINAL PROJECTION – LENS X

X Lens Longsection
15m blocks
Yellow = Measured
Red=Indicated
Blue = Inferred
Au gpt in red text
true width(m) in blue text
23,500E
9,500EL
2.982
YD89-09
3.516
2.177
YD89-08
17.887
1.847
YD9542
6.88
1.638
YD9545
3.642
3.337
YD08-71
2.445
4.074
YD90-03
15.041
2.664
19.337
2.551
YD07-51
23.663
1.645
YD9543
3.733
5.236
YD9616A
1.6
YD07-42B
4.079
4.38
YD9530A
25.467
2.064
YD9544
4.163
2.928
YD9530X
23.697
YD06-01D
9.126

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26 APPENDIX 3
MINERALIZATION WIREFRAME CONSTRUCTION METHODS

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SYENITE

Working from hardcopy cross sections assay intervals are correlated into structures showing a high probability of continuity. These are then flagged by zone in an assay control file….IE X, U or UBZ. 3447 records were manually coded.

Coded assays imported to modeling software - Leapfrog

-flagged regions of interest shown in red included assays above 1.3 gpt and 4m, and low grade to no grade areas for continuity and later trimming. Solid "A" example shown

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